================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------

                                 SCHEDULE 14D-9
                                 (RULE 14d-101)

                SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                              ---------------------

                                  XIRCOM, INC.
                            (Name of Subject Company)

                                  XIRCOM, INC.
                        (Name of Person Filing Statement)

                         -------------------------------

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                             ----------------------

                                   983922-105
                             ----------------------
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                        ---------------------------------

                               STEVEN F. DEGENNARO
                             CHIEF FINANCIAL OFFICER
                                  XIRCOM, INC.
                           2300 CORPORATE CENTER DRIVE
                         THOUSAND OAKS, CALIFORNIA 91320
                                 (805) 376-9300
       (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
    NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON FILING THIS STATEMENT)

                       ----------------------------------

                                   Copies to:
                             THOMAS D. MAGILL, ESQ.
                           GIBSON DUNN & CRUTCHER, LLP
                                  4 PARK PLAZA
                                 JAMBOREE CENTER
                                IRVINE, CA 92614
                                 (949) 451-3800

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

================================================================================

================================================================================
The following is a joint press release issued by Intel Corporation and Xircom, Inc. on January 15, 2001 announcing the proposed tender offer and merger.
================================================================================

INTEL CORPORATION
2200 Mission College Blvd.
P.O. Box 58119
Santa Clara, CA 95052-8119



INTEL(R)                                                            News Release


Contact:
   Tom Beermann            Doug Lusk                   Kristi Cushing
   Intel Press Relations   Intel Investor Relations    Xircom Investor Relations
   408-765-6855            408-765-1679                805-376-9300

NOTE: Intel and Xircom executives will host a teleconference to discuss the details of this agreement and answer questions today at 1:00 p.m. PST, 4:00 p.m. EST. Press and analysts who are interested in hearing about this announcement may join the teleconference by dialing (913) 981-5517. To listen to the conference call replay, please call 719-457-0820, using code number 545199. The replay will be available from 4:00 p.m. PST on 1/15/01 until 4:00 p.m. PST on 1/29/01


                             INTEL TO ACQUIRE XIRCOM
                         FOR APPROXIMATELY $748 MILLION

SANTA CLARA, Calif. Jan. 15, 2001 - Intel Corporation and Xircom, Inc. today announced that they have entered into a definitive agreement under which Intel, through a wholly owned subsidiary, would acquire Xircom for $25 per share in an all-cash tender offer valued at approximately $748 million. In addition, Intel will assume all existing vested and unvested employee options. The acquisition complements Intel's existing desktop PC and server-based network access businesses by enabling Intel to provide new products for notebook and mobile computing uses.

     Xircom, based in Thousand Oaks, Calif., is a supplier of PC cards and other products used to connect mobile computing devices to corporate networks and the

Internet. Xircom is a leader in innovative small-form-factor networking products and has strong and well-established sales channel relationships.

     "The acquisition of Xircom provides Intel with an award winning lineup of products and technologies in the fast growing mobile computing area," said Mark Christensen, Intel vice president and general manager of Intel's Network Communications Group. "Xircom's strengths in small-form-factor design combined with our silicon expertise will allow us to provide customers with new and innovative solutions for linking mobile computing devices to corporate wired and wireless networks."

     "The combined strengths of Intel and Xircom will be a tremendous benefit to our customers," said Dirk Gates, Xircom chief executive officer. "Customers will have access to a more complete line of products and will benefit from the innovation our combined companies will apply to mobile computing and wireless networking."

     The agreement provides for a cash tender offer to acquire all of the outstanding shares of Xircom common stock at $25 per share, which will commence within ten working days. The Board of Directors of Xircom has approved the definitive agreement and has unanimously recommended that Xircom stockholders tender their shares pursuant to the offer. Intel's obligations to accept shares tendered in the offer will be conditional upon the tender of a majority of outstanding Xircom shares on a fully-diluted basis, regulatory approvals and other customary conditions, and compliance by Xircom with certain financial and business criteria. The tender offer will expire 20 business days after it is commenced, but may be extended under certain circumstances. The current chief executive officer of Xircom has agreed to tender his shares in the offer. It is expected that all shares not purchased in the tender offer will be converted into the right to receive $25 per share in a second-step merger following the tender offer.

     The acquisition is expected to be completed in the first quarter of this year. Upon completion of the acquisition, Xircom will become a wholly owned subsidiary of Intel. The organization will be part of Intel's Network Communications Group.

     Xircom sells and supports its products in over 100 countries through distributors, resellers, electronic channels and global OEM partnerships. Headquartered in Thousand Oaks, Calif., with regional headquarters in Belgium, Japan and Singapore, Xircom has 1,900 employees worldwide and trailing four-quarter revenue of $492 million. Please visit www.Xircom.com for more information.

     Intel, the world's largest chip maker, is also a leading manufacturer of computer, networking and communications products. Additional information about Intel is available at www.Intel.com.

     Xircom shareholders are advised to read the tender offer statement regarding the acquisition of Xircom referenced in this news release, which will be filed by Intel and ESR Acquisition with the SEC, and the related solicitation/recommendation statement which will be filed by Xircom with the SEC. The tender offer statement (including an offer to purchase, letter of transmittal and related tender offer documents) and the solicitation/recommendation statement will contain important information which should be read carefully before any decision is made with respect to the offer. These documents will be made available to all shareholders of Xircom at no expense to them. These documents also will be available at no charge at the SEC's web site, www.sec.gov.

                                    # # # # #

     Today's press release contains forward-looking statements based on current expectations or beliefs, as well as a number of assumptions about future events. These statements AND all other statements that may be made on this call that are not historical facts, are subject to factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The reader is cautioned not to put undue reliance on these forward-looking statements, which are not a guarantee of future performance and are subject to a number of uncertainties and other factors, many of which are outside the control of Intel and Xircom. The forward-looking statements in this release address a variety of subjects including, for example, the expected date of closing of the acquisition and the potential benefits of the acquisition. The following factors, among others, could cause actual results to differ materially from those described in these forward-looking statements: the risk that Xircom's businesses will not be successfully integrated with Intel's business; costs associated with the acquisition; the successful completion of the acquisition; matters arising in connection with the parties' efforts to comply with applicable regulatory requirements relating to the transaction; increased competition and technological changes in the industries in which Intel and Xircom compete; impact of events outside the United States such as the business impact of fluctuating currency rates or unrest or political instability in a locale; finally, current negative trends in global economic conditions make it particularly difficult at present to predict product demand and other related matters. For a detailed discussion of these and other cautionary statements, please refer to Intel's filings with the Securities and Exchange Commission, including the Annual Report on Form 10-K for the year ended December 25, 1999 for Intel.

================================================================================
The following is a press release issued by Xircom, Inc. on January 15, 2001 announcing the filing of a Schedule 14D9-C.
================================================================================

FOR IMMEDIATE RELEASE


Xircom Files Merger Agreement With SEC

     THOUSAND OAKS, CALIF., JANUARY 15, 2001 -- Xircom, Inc. (Nasdaq: XIRC) today reported that in response to a number of questions raised regarding the conditions to the proposed tender offer by a wholly-owned subsidiary of Intel Corporation for the common stock of Xircom, Inc., Xircom will file a Schedule 14D-9-C with the SEC on Tuesday, January 16. This filing will include a copy of the Merger Agreement among Xircom, Intel and ESR Acquisition. The conditions to the Offer are described in the Merger Agreement, and the filing of the Merger Agreement will supersede any previous summary or discussion of such conditions.

     The filing of the Schedule 14D-9-C and the Merger Agreement will not constitute a solicitation or recommendation regarding the Offer, which will be made only by the filing of a subsequent solicitation/recommendation statement
Schedule 14D-9, and the distribution thereof to the shareholders of Xircom.

     Xircom shareholders are advised to read the tender offer statement regarding the acquisition of Xircom referenced in this news release, which will be filed by Intel and ESR Acquisition with the SEC, and the related solicitation/recommendation statement that will be filed by Xircom with the SEC. The tender offer statement (including an offer to purchase, letter of transmittal and related tender offer documents) and the solicitation/recommendation statement will contain important information which should be read carefully before any decision is made with respect to the offer. These documents will be made available to all shareholders of Xircom at no expense to them. These documents also will be available at no charge at the SEC's web site, www.sec.gov.

ABOUT XIRCOM, INC.

     For over a decade mobile professionals around the world have relied on Xircom for access to their information anytime, anywhere. Xircom designs and develops innovative solutions that connect mobile users worldwide to corporate networks, the Internet, Intranets and other online resources. Xircom sells and supports its products in over 100 countries through distributors, resellers, electronic channels and global OEM partnerships. Headquartered in Thousand Oaks, Calif., with regional headquarters in Belgium, Japan and Singapore, Xircom has 1,900 employees worldwide and trailing four-quarter revenue of $492 million. Please visit http://www.xircom.com for more information.

                                      # # #

FOR MORE INFORMATION CONTACT:

Kristi Cushing
Xircom Investor Relations
(805) 376-9300
kristi.cushing@us.xircom.com
http://www.xircom.com


Xircom and Rex are registered trademarks of Xircom, Inc. Other company or product names have been used for identification purposes only and may be trademarks of their respective companies.

NOTICE TO READERS. The Company's risk factors are described in SEC reports on Form 10-Q for the quarter ended December 31, 2000 (to be filed subsequent to this release), and the Company's report on Form 10-K for the fiscal year ended September 30, 2000. Investor information may be found on Xircom's web site at www.xircom.com or on the SEC's EDGAR electronic filing database.

================================================================================
The following is a script from a joint conference call conducted by Intel Corporation and Xircom, Inc. on January 15, 2001.
================================================================================

OPERATOR

o Welcome to today's teleconference call. I give you Doug Lusk, Assistant Treasurer, Investor Relations at Intel.

Doug Lusk

o Good afternoon, and welcome to today's press and analyst conference call hosted by Intel and Xircom. The purpose of today's call is to discuss the details of Intel's acquisition of Xircom, which was announced earlier today.

o For a copy of the news release on this announcement, please check Business Wire or the Intel or Xircom Web sites. To hear a replay of this conference call, a full recording can be accessed through January 29, 2001 by dialing
     (719) 457-0820 with passcode number 545199.

o Joining us today for this call are Greg Lang, Vice President and General Manager of the Platform Networking Group at Intel, and Dirk Gates, Xircom CEO. Greg and Dirk will first take just a few minutes to discuss the reasons behind this acquisition. Afterwards, they will be happy to field your questions.

o The two companies have entered into a definitive agreement under which Intel, through a wholly owned subsidiary, would acquire Xircom for $25 per share in an all-cash tender offer valued at approximately $748 million. In addition, Intel would assume all existing employee options.

Xircom shareholders are advised to read the tender offer statement regarding the acquisition of Xircom referenced in this news release, which will be filed by Intel and ESR Acquisition with the SEC, and the related solicitation/recommendation statement which will be filed by Xircom with the SEC. The tender offer statement (including an offer to purchase, letter of transmittal and related tender offer documents) and the solicitation/recommendation statement will contain important information which should be read carefully before any decision is made with respect to the offer. These documents will be made available to all shareholders of Xircom at no expense to them. These documents also will be available at no charge at the SEC's web site, www.sec.gov.

o Finally, before we begin, please be patient as I read our safe harbor language:

     Today's press release contains forward-looking statements based on current expectations or beliefs, as well as a number of assumptions about future events. These statements AND all other statements that may be made on this call that are not historical facts, are subject to factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The reader is cautioned not to put undue reliance on these forward-looking statements, which are not a guarantee of future performance and are subject to a number of uncertainties and other factors, many of which are outside the control of Intel and Xircom. The forward-looking statements in this release address a variety of subjects including, for example, the expected date of closing of the acquisition and the potential benefits of the acquisition. The following factors, among others, could cause actual results to differ materially from those described in these forward-looking statements: the risk that Xircom's businesses will not be successfully integrated with Intel's business; costs associated with the acquisition; the successful completion of the acquisition; matters arising in connection with the parties' efforts to comply with applicable regulatory requirements relating to the transaction; increased competition and technological changes in the industries in which Intel and Xircom compete; impact of events outside the United States such as the business impact of fluctuating currency rates or unrest or political instability in a locale; finally, current negative trends in global economic conditions make it particularly difficult at present to predict product demand and other related matters. For a detailed discussion of these and other cautionary statements, please refer to Intel's filings with the Securities and Exchange Commission, including the Annual Report on Form 10-K for the year ended December 25, 1999 for Intel.

     Now let me turn the call over to Greg Lang, Vice President and General Manager of the Platform Networking Group at Intel.

GREG LANG

o    Good afternoon everyone. Thank you for calling in.

o Today, we are pleased to announce that Intel and Xircom have entered into a definitive agreement under which Intel would acquire Xircom for $25 per share in an all-cash tender offer valued at approximately $748 million.

o The transaction is subject to regulatory review, successful completion of the tender offer, compliance by Xircom with certain financial and business criteria and other normal closing conditions. We expect to close this deal in the first quarter of this year.

o Our goal in NCG is to be the vendor of choice for communication silicon and software building blocks that drive the Internet economy. One of our strategic objectives is to be a WW leader in client and server connectivity in business and home. Today we are already a leading provider of desktop and server connectivity products, such as NICs, LOM and server adapters. This acquisition complements those businesses by enabling us to provide connectivity products for notebook and mobile clients.

o Mobile computing is one of the fastest growing PC market segments as more and more corporations move to notebooks as the primary PC for their employees. This acquisition will enable us to combine our silicon expertise with their small form factor design strength to provide new and innovative solutions for linking mobile computing devices to corporate wired and wireless networks.

o As notebook OEMs integrate more communications capabilities on the notebook platform, the combination of Intel and Xircom are in an excellent position to meet their requirements.

o We have had a close and excellent relationship with Xircom for several years including an OEM agreement whereby Xircom supplies us Intel-branded mobile PC cards for resale through our reseller channel. We have also been an investor in Xircom since 1997. Xircom is a technology leader with demonstrated engineering expertise, proven innovation in small form factor design and well-established sales channels. They are a leading supplier of PC cards and other products used to connect mobile computing devices to corporate networks and the internet

o Xircom will become a wholly owned subsidiary of Intel and become part of our Platform Networking Group.

o In summary we get products, channels and people to allow us to provide innovative products to connect mobile computing devices to networks. With that said, it is my pleasure to introduce Dirk Gates, CEO of Xircom.

DIRK GATES

o    Thank you for joining us.

o We are very excited about the agreement announced today with Intel. The combination of Intel and Xircom will benefit our customers, who will enjoy access to a more complete line of products and benefit from the innovation that our combined companies will apply to mobile computing and wireless networking.

o Founded in 1988, Xircom is headquartered in Thousand Oaks, California, with regional headquarters in Belgium, Japan and Singapore. We currently have 1,900 employees worldwide with approximately $500 million in annual revenues.

o Xircom is a leading global provider of mobile networking and information access solutions for mobile computer users. Our connectivity solutions allow mobile users worldwide to connect notebook and handheld computers to corporate networks, the Internet, intranets, extranets, and other online resources. We are focused on the design, development, manufacture, marketing and support of mobile information access products for notebook and handheld computers and other computing devices. Our products are recognized for innovative technology, high reliability and broad compatibility. We sell and support our products in over 100 countries through distributors, resellers, electronic channels and global original equipment manufacturer ("OEM") partnerships.

o    Let me take a few minutes and explain the rationale behind this deal:

1) Xircom complements Intel's desktop PC and server-based network businesses by enabling Intel to provide products for notebook and mobile computing uses.

2) Xircom's strength in small form-factor design and sales channels complement Intel's silicon design and manufacturing expertise.

3) Lastly, the combination of our strong engineering team and channel lineup with Intel's silicon expertise will allow the development and sales of new products for the fast growing mobile computing segment.

o Let me close by mentioning that in a separate announcement we released our fiscal 2001 first quarter earnings today. We reported $120 million in revenue and $0.01 EPS on a pro forma basis. We'll be holding a conference call tomorrow at 4:30 pm eastern time to discuss those results. Please refer to our press release for more details and conference call dial in information.

We are now finished with the opening comments and we would like to open the conference for questions. Doug back to you.

DOUG

Ok operator we are now ready to take questions from the audience. We ask that in the interest of others you limit yourselves to one question. In addition, Intel is currently in its quiet period and will announce fourth quarter results tomorrow, so please restrict your questions to this transaction. Thank you. Operator.

DOUG LUSK

Closing Comments:

o    Thank you for participating in this afternoon's conference call.

Once again, you can hear a replay of this call by dialing 719-457-0820 with passcode number 545199.

===============================================================================
The following is the transcript from a joint conference call conducted by Intel Corporation and Xircom, Inc. on January 15, 2001.
===============================================================================

                                                               INTEL CORPORATION
                                                            Moderator: Doug Lusk
                                                            1-15-01/3:00 p.m. CT
                                                            Confirmation #545199
                                                                          Page 1


                                INTEL CORPORATION

                              MODERATOR: DOUG LUSK
                                JANUARY 15, 2001
                                  3:00 P.M. CT

Operator: Good day, everyone and welcome to the Intel Corporation's Intel acquisition of Xircom conference call. Today's call is being recorded. At this time, I'd like to turn the call over to Mr. Doug Lusk, Assistant Treasurer of Investor Relations at Intel. Please go ahead, sir.

Douglas Lusk: Good afternoon and welcome to today's press and analyst call hosted by Intel and Xircom. The purpose of today's call is to discuss the details of Intel's acquisition of Xircom, which we announced earlier today. For a copy of the news release, please check Business Wire or the Intel or Xircom Web sites. To hear a replay of this conference call, a full recording can be accessed through January 29th by dialing 719-457-0820 with pass code number 54599.

     Joining us today are Greg Lang, Vice President and General Manager of the Platform Networking Group at Intel, and Dirk Gates, Xircom CEO. Greg and Dirk will first take a few minutes to discuss the reasons behind the acquisition. And, afterwards, they will be happy to field your questions.

     The two companies have entered into a definitive agreement under which Intel, through a wholly owned subsidiary, would require Xircom for $25 per share in all cash tender offer valued at approximately $748 million. In addition, Intel would assume all existing employee options.

                                                               INTEL CORPORATION
                                                            Moderator: Doug Lusk
                                                            1-15-01/3:00 p.m. CT
                                                            Confirmation #545199
                                                                          Page 2



     Xircom shareholders are advised to read the tender offer statement regarding the acquisition of Xircom referenced in this news release, which will be filed by Intel and ESR acquisition with the SEC and the related solicitation recommendation statement, which will be filed by Xircom with the SEC.

     The tender offer statement, including an offer to purchase letter of transmittal and related tender offer documents and the solicitation recommendation statement, will contain important information which should be read carefully before any decision is made with respect to the offer. These documents will be available to all shareholders of Xircom at no expense to them. These documents also will be available at no charge at the SEC's Web site, www.sec.gov.

     Finally, be patient while I read the Safe Harbor language. Today's press release contains forward-looking statements based on current expectations or beliefs as well as a number of assumptions about future events. These statements and all other statements that may be made on this call, that are not historical facts, are subject to factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.

     The reader is cautioned not to put undue reliance on these forward-looking statements, which are not a guarantee of future performance, and are subject to a number of uncertainties and other factors, many of which are outside the control of Intel and Xircom. The forward-looking statements in this release address a variety of subjects including, for example, the expected date of the close of acquisition and the potential benefits of the acquisition.

     The following factors, among others, could cause actual results to differ materially from those described in these forward-looking statements. The risk that Xircom's business will not be successfully integrated with Intel's business, costs associated with the acquisition, the successful

                                                               INTEL CORPORATION
                                                            Moderator: Doug Lusk
                                                            1-15-01/3:00 p.m. CT
                                                            Confirmation #545199
                                                                          Page 3



     completion of the acquisition, matters arising in connection with the parties' efforts to comply with applicable regulatory requirements relating to the transaction, increased competition, and technological changes in the industries in which Intel and Xircom compete, an impact of events outside the United States such as business impact of fluctuating current rates or unrest, or political instability and (locale). Finally, current negative trends and global economic conditions make it particularly difficult at present to predict product demand and other related matters. For a detailed discussion of these and other cautionary statements, please refer to Intel's filings with the SEC including the annual report on Form 10-K for the year ended December 25th, 1999, for Intel.

     Now, let me turn it over to Greg Lang, Vice President and General Manager of the Platform Networking Group at Intel - Greg?

Greg Lang: Thank you. Good afternoon, everyone, and thanks for calling in. We're pleased today to announce that Intel and Xircom has entered into a definitive agreement under which Intel will acquire Xircom for $25 per share in an all cash tender offer approximately valued at $748 million. Transaction subject to regulatory review, successful completion of the tender offer, compliance by Xircom with certain financial and business criteria, and other normal closing conditions. And we expect this deal to close sometime in the first quarter of this year.

     Our goal within the Networking Communication Group is to be the vendor of choice for silicon and software building blocks that drive the Internet economy. And within NCG, one of our strategic objectives is to be the worldwide leader in client and server connectivity for businesses and in the home. Today, we're already a leading provider of desktop and server connectivity products such as ethernet, fast ethernet, gigabyte ethernet, (nicks), (LAN) on motherboard and sever adaptors. And this acquisition compliments those businesses by enabling us to provide connectivity products for the notebook and mobile client segments.

                                                               INTEL CORPORATION
                                                            Moderator: Doug Lusk
                                                            1-15-01/3:00 p.m. CT
                                                            Confirmation #545199
                                                                          Page 4



     Mobile computing is one of the fastest growing PC market segments. Not only are the base notebook sales growing faster than desktop sales. But communications converge on the notebook platform for both the wide area network, the local area network, wired and wireless means of connectivity. This acquisition will allow us to combine our Silicon strengths and expertise with Xircom's small form-factored design strength to provide new and innovative solutions for linking the mobile computing devices to corporate wired and wireless networks. Also, as notebook OEMs integrate more of these communications inside the notebook, the combination of our capabilities at Intel and Xircom make - put us in an excellent position to deliver on their requirements.

     I'd also like to point out that the two companies are not strangers. We've had a close working relationship with Xircom for the past several years, including a equity investment of - in 1997 and an OEM agreement by which Xircom supplies Intel with most of its branded mobile PC cards for resale through our reseller channel. We've also been working together on a number of different product areas in the past, and have a very compatible culture between the organizations. Xircom is a leading supplier of PC cards and other products used to connect mobile computing devices to corporate networks and the Internet.

     Xircom will become a wholly owned subsidiary of Intel and become part of our Platform Networking Group, which has the charter for client and server connectivity to home and business environments. So, in summary, we get great products, channels, and people that will help us provide innovative products to the - to connect mobile computing devices to a variety of different networks. With that said, it's my pleasure to introduce Dirk Gates, CEO of Xircom.

Dirk Gates: Thank you, Greg. And thank all of you for joining us today. We're very excited about the agreement we announced today with Intel. The combination of Intel and Xircom will benefit our customers, who will now enjoy access to a more complete line of products and technologies, as

                                                               INTEL CORPORATION
                                                            Moderator: Doug Lusk
                                                            1-15-01/3:00 p.m. CT
                                                            Confirmation #545199
                                                                          Page 5



     well as benefit from the innovation that our combined companies will bring to mobile computing and wireless networking.

     For those of who may be unfamiliar with Xircom, we were founded in 1988 and are headquartered in Thousand Oaks, California. We also have regional headquarters' offices in Belgium, Malaysia, Singapore, and Japan. Currently, we have around 1,900 employees worldwide and we are approximately a half a billion dollars a year in annual revenues.

     Today, we're the leading global provider of mobile networking and information access solutions for mobile computer users. We're focused on all aspects of design, development, manufacturing, marketing, and support for mobile information access products for notebook and handheld computers, as well as other computing devices.

     Our connectivity solutions allow mobile users worldwide to connect to notebook and hand - connect their notebook and handheld computers to corporate networks, the Internet, intranets, extranets, and other online resources. Our products have been recognized and continue to be recognized for innovative technology, higher reliability, and broad compatibility.

     We sell and support our products in over 100 countries through distributors, resellers, electronic channels, and global original equipment manufacturers, or OEMs. Let me now take a few minutes, myself, and explain why I think the fit between Intel and Xircom is great.

     Xircom will be able to compliment Intel's desktop PC and server-based networking businesses by enabling Intel (now) to, as well, provide products for notebook and mobile and computing users. Also, Xircom's strength, (in) small form-factored design - and our sales channels - compliment Intel's Silicon design and manufacturing expertise. Lastly, the combination of both of our strong

                                                               INTEL CORPORATION
                                                            Moderator: Doug Lusk
                                                            1-15-01/3:00 p.m. CT
                                                            Confirmation #545199
                                                                          Page 6



     engineering teams and our channel lineups with Intel's Silicon expertise will allow us to develop and sell new products for the fast growing mobile computing segment.

     Let me close by mentioning that, in a separate announcement today, we released our fiscal 2001 first quarter earnings. We reported 120 million in revenue for the December quarter, and one cent earnings per share on a pro forma basis. We'll be holding a separate conference call tomorrow at 4:30 p.m. Eastern Time to discuss those results. Please refer to our press release and - for more details and for conference call dial-in information. With that, I'm finished with my comments and, Doug, I'll throw it back to you.

Douglas Lusk: OK, Operator, we're now ready to take some questions from the audience. We ask that, in the interest of others and time, you limit yourselves to one question, if possible. In addition, Intel is currently in its quiet period, and we'll announce fourth quarter results tomorrow. So please restrict your questions to this transaction. Thank you - Operator.

Operator: Thank you, gentlemen. Today's question-and-answer session will be conducted electronically. If you'd like to ask a question, please do so by pressing the star key, followed by the digit one on your touch-tone phone. Once again, if you do have a question, press star one. And we'll pause just a moment to assemble question our roster.

     We'll take our first question from William Becklean with SunTrust.

William Becklean: Hi, Dirk?

Dirk Gates: Hey, Bill.

                                                               INTEL CORPORATION
                                                            Moderator: Doug Lusk
                                                            1-15-01/3:00 p.m. CT
                                                            Confirmation #545199
                                                                          Page 7



William Becklean: Congratulations, I think this is a nice deal for both Xircom and Intel. Let me ask one question; it's got three parts but they're all related. Why cash? Whose initiative? And why now?

Dirk Gates: Let me - let me - let me take a stab at those. The "Whose initiative?" As Greg said, we've had a long working relationship in the mobile space. And, in fact, we've been working together in the mini PCI space. And, as you know, Bill, mini PCI is one of our largest strategic challenges. And so, as mini PCI started to heat up, it was natural that we continued our discussions with Greg and his group about how we could best work together to really go dominate the mini PCI arena. And as we - as we explored this, it became - (it made) more and more sense that the best way to accomplish that is with this transaction.

William Becklean: That makes sense.

Dirk Gates: The "Why now?" is really a function of the ramp in mini PCI. If you look at what's been happening in the market, we started - we saw our first big mini PCI quarter in September. That really heated up the discussions, both internal and with Intel, about how can we go - how can we go really win at this business and that's really where the timing came from. And the "Why cash?" was, you know, basically just - that's the offer that Intel put on the table.

William Becklean: Thanks, Dirk.

Operator: We'll go next to Trip Singh with Alliance Capital.

Trip Singh: Hello. I have a question here. We do have Xircom earnings of one cent, and I believe the consensus was at 14 cents, if I'm right. If you can comment on that.

                                                               INTEL CORPORATION
                                                            Moderator: Doug Lusk
                                                            1-15-01/3:00 p.m. CT
                                                            Confirmation #545199
                                                                          Page 8



     Secondly, I was also wondering about the timing of this deal. Like Xircom was expected to announce their earnings on (17th). Intel was - is expected to announce the results on (16th). The timing, does it have any - should we
     - should we be looking deeply into the timing of this deal from the earnings perspective anyway? Thank you.

Dirk Gates: Let me - let me take a couple of those questions on the Xircom side.
     I think the actual consensus estimate was 12 cents per share. And, yes, we did report one cent. A couple of factors there: General softness in the PC industry, as I'm sure, as everyone is aware from other announcements, as well as on the earnings side and on our profitability. As I discussed with Bill, our mix shift from PC cards to more of an embedded solution has resulted in the declining gross margin. Actually, that's one of the great outcomes of this teaming with Intel is that, for that business, that will be reversed because of our access to the - some of the core Silicon technology.

     In terms of the timing, this is - this is simply when the deal came together. And, yes, we both do have earnings announcements later this week. We did not - you know, we did not want to actually collide with either one of those announcements. We want to try to get this on the table as soon as possible, frankly, for the - for the benefit of employees, which will ultimately benefit the shareholders. The sooner we can get this deal announced and continue working forward to get it closed, the better off everyone was. So this just happened to be the most convenient day post everything that had to get done to announce - to go ahead and announce.

Trip Singh: Thank you.

Operator: Once again, if you do have any questions, please press star one. And we'll go next to Chris Stix with Morgan Stanley.

                                                               INTEL CORPORATION
                                                            Moderator: Doug Lusk
                                                            1-15-01/3:00 p.m. CT
                                                            Confirmation #545199
                                                                          Page 9



Chris Stix: Hello. Can - are there any significant contingencies to the transaction?

Dirk Gates: Any - no significant contingencies of the transaction; just normal closing language.

Chris Stix: And (one question), if you could. In the quarter, Dirk, (how's) the non-PC card products do?

Dirk Gates: In the quarter, how the non-PC card products do? Chris, they ramped up. I don't have those numbers directly in front of me but I would invite you to dial in tomorrow. We have our conference call at 4:30 - our normal quarter end - and Steve will be joining us. And we'll have the complete break down by product line, and how everything turned out.

Chris Stix: Thank you.

Operator:  We will go next to Henry Norr with the "San Francisco Chronicle."

Henry Norr: Hi, I just wondered what plans you have for the (Rex). Will you continue to go up and market the (Rex)?

Dirk Gates: This is Dirk. Certainly, as we're working through the closing period here, yes, it's full steam ahead with the (Rex). We will take the time as we - as we become part of Intel, post closing, to really sit down and understand the strategic fit for all of our products, including (Rex), within the Intel organization, and figure out what makes the most sense. So stay tuned; we'll figure that out as we get further past the close and into integration.

Henry Norr: Thank you.

Operator: Our next question comes from Paulson Partners with John Paulson.

                                                               INTEL CORPORATION
                                                            Moderator: Doug Lusk
                                                            1-15-01/3:00 p.m. CT
                                                            Confirmation #545199
                                                                         Page 10



(Nicolai Pachinko): Yeah, hi, this is actually (Nicolai Pachinko) for John
     Paulson. Congratulation on good strategic fit. I had a question regarding the compliance with financial and business criteria. I'm wondering - since this is the end of the quarter, you must be aware with Xircom's performance as of now. What is the uncertainty here that you're trying to ensure yourself against?

Dirk Gates: It's really not uncertainty; it's really a question strategic in nature. The general market dynamics in mobile computing is a - is a shift from what have been traditionally PC cards for the - for the delivery of wired connectivity solutions to mini PCI (or) imbedded form factor for the delivery of those wired solutions. So within our business, we have great intellectual property around the mechanical form factor for delivering those solutions and PC cards. We do not have a tremendous amount of intellectual property around the core communications technologies itself.

     As the market is shifting from a PC card solution to an imbedded solution, it becomes more critical that you have access to the core intellectual property around the communication solution and the silicon, and less critical around some of the mechanical design innovation that we've been known for. So during this market shift, the kinds of technologies that Intel has to offer the communication side can bring a tremendous amount of leverage and synergy to our business to allow us to continue to go grow that business on the imbedded side, and grow it profitably.

     So it really ends up being - it's a win from the Xircom side because it gives us the - some of the key pieces we're missing to continue to grow and win at that business. It's a win from the Intel side because they've got great coverage on the - on the desktop and server side, great coverage in other areas. They really don't have a mobile - a mobile group to - (per se), inside the company. So Xircom becomes that for Intel.

                                                               INTEL CORPORATION
                                                            Moderator: Doug Lusk
                                                            1-15-01/3:00 p.m. CT
                                                            Confirmation #545199
                                                                         Page 11



(Nicolai Pachinko): I'm sorry, just a follow-up. I'm just really trying to understand. Why did you put a business condition in the offer document given that the timeframe here is a matter of 30 days? What can change?

Dirk Gates: (I) - just normal course of - normal course of business. I mean, I don't know that there's anything really to that.

(Nicolai Pachinko): OK, thank you.

Operator: We will go next to Rick Whittington with Bank of America.

(Eric Grenady): Hi, this is (Eric Grenady) for Rick Whittington. We recall - in
     August, I believe, you made an acquisition of (Ziotech) and I believe that was to enter the Internet server appliance market. Is this acquisition, Xircom, you know, part of that? Or is it different strategy?

Greg Lang: Yeah.

(Eric Grenady): Thanks.

Greg Lang: That was - I would characterize it as a different strategy. Really, what we're trying to address here is mobile connectivity for notebooks, sub notebook, and handheld type of devices. And we believe that the notebook market is a very fast growing market. The communications, challenges, and the notebook are unique in that there's a number of different technologies that all come together at the notebook which happens to be a small form factor. And delivering solutions for that requires not only Silicon capabilities, but also some creativity and small form-factor design expertise to deliver solutions. So this is focused very much on helping those notebooks get on the

                                                               INTEL CORPORATION
                                                            Moderator: Doug Lusk
                                                            1-15-01/3:00 p.m. CT
                                                            Confirmation #545199
                                                                         Page 12



     network and delivering communication solutions around that for both the wired and the wireless world.

(Eric Grenady): So you will not choose any part of (Ziotech's) acquisition to help out with this acquisition - with the Xircom acquisition?

Greg Lang: Well, it's probably too soon to say. After close, we - you know, we'll be looking for synergies with inside the organization in determining, you know, how to make tradeoffs on road map decisions and investments that we're making across the - you know, the portfolio of our combined capabilities.

(Eric Grenady): Got it. Thanks, congratulations.

Gregory Lang: Thank you.

Operator: We'll go next to Matthew Halbower with Citadel.

Matthew Halbower: Hello, I suppose I have two questions. First, I was wondering if you could speak to the agreement that Xircom has with Nortel, and how the acquisition might affect that. And then, secondly, I didn't understand the explanation as to what the certain financial and business criteria were. Perhaps you could elaborate on that.

Dirk Gates: Sure, let me take the - let me take the Nortel question. This is Dirk. You know, I think, actually, you know, I - you know, from our interaction with Nortel, and particular in their (3-G) efforts, they were looking for a vendor to supply the client side connectivity that would be required to really complete the system. And they were looking for the vendors they thought would be - do

                                                               INTEL CORPORATION
                                                            Moderator: Doug Lusk
                                                            1-15-01/3:00 p.m. CT
                                                            Confirmation #545199
                                                                         Page 13



     the most credible job and be able to reach critical mass, and really supply in volume those technologies at good price points. They really are looking for us to be a market enabler.

     One of the reasons why they chose Xircom in the first place was because of our mobile focus and expertise; because of our manufacturing expertise. Because of the size of the company and the strength behind the company, they knew we'd be a serious player in this space. I think our now being a part of Intel only strengthens all of those arguments.

     We're more credible; we're stronger; we're a more serious player than ever, now being part of Intel's network and communications group. So I believe that actually strengthens our position with Nortel and other folks to be looking for these kinds of mobile communication solutions.

Greg Lang: And I'll take a shot at answering the second question. I think it was around - more details around the specific business conditions. I think the best advice would be to read through the tender offer that we'll file shortly in the next seven to 10 days and look for the data in there.

Matthew Howbower: Thanks.

Operator: Once again, if you do have any questions for today's panel of speakers, it's star one. And we'll go next to Louis Whiteman with "The Daily Deal."

Louis Whiteman: Yes, gentlemen, thank you for taking my call; just a couple of real quick things for Xircom. One, did you use an investment banker to complete this? And, two: any layoffs expected from this?

Dirk Gates: Sure, on the investment-banking question. (Broadview) were advisors to the board. And on the layoff question; as (Greg) has mentioned earlier, one of the reasons that Intel is interested in

                                                               INTEL CORPORATION
                                                            Moderator: Doug Lusk
                                                            1-15-01/3:00 p.m. CT
                                                            Confirmation #545199
                                                                         Page 14



     Xircom is for all of our assets including our people, and what we can bring. So, currently, there are no planned layoffs as we - as we move forward and integrate into Intel.

Louis Whiteman: One other thing. Did you - corporate law firm - who represented you there?

Dirk Gates: On the legal side, we were advised by Gibson, Dunn & Crutcher.

Louis Whiteman: Thank you.

Operator: We do have a follow-up from Trip Singh with Alliance Capital.

Trip Singh: Yes, I was just wondering, like - since Xircom's earnings miss is huge, the analysts - actually, I'm looking at it right now - had expected 14 cents and the earnings came up at one cent. That's a huge miss.

     I was wondering: when did Xircom realize the earnings is going to be missed by such a big amount? And is this acquisition by Intel in any way, shape, or form (a way) of their (Xircom to prevent) itself from any lawsuits that could have emerged because of this massive earnings miss?

Dirk Gates: Let me - let me talk - let me speak to that. We'll have more detail on the earnings, as well, on our conference call tomorrow. Actually, these discussions and this transaction have been in progress for most of the quarter. So that this is - this particular transaction is - by no means, was something that was basically pursued because we were - we were missing the quarter. And, in fact, contrary, we were - we were pursuing these discussions and looking at the strategic fit that before this particular quarter occurred.

                                                               INTEL CORPORATION
                                                            Moderator: Doug Lusk
                                                            1-15-01/3:00 p.m. CT
                                                            Confirmation #545199
                                                                         Page 15



Trip Singh: Well, what I was wondering is: during this quarter, when did Xircom realize that they are missing the quarter? And usually - I mean, when did Xircom realize that they are missing the quarter? And, anyway, do you think
     - this question for Intel - like this whole idea that Xircom is missing the estimates by a very huge margin. Could this (be) something that we can't see - we are not seeing right now as investors in Xircom? Like is there something because it's not so (clear) right now.

     I'm just wondering if - because the timing is something that is bothering me right now - because we have Intel's announcement - earnings announcement. We had Xircom just missed its earnings by a very massive amount and then some sort of liability is maybe taken by Intel. I'm not too sure. Any comments on that? Do you know - alleviate our concerns, it will be greatly appreciated.

Doug Lusk: Yes, we're not commenting. As I said, we're in our quiet period. We will announce earnings tomorrow - Intel will announce earnings tomorrow. As Dirk mentioned, he will be having a call to talk about his earnings announcements tomorrow, also. Could we take the next question, please?

Operator: Certainly, we will take our final question from Jerry Hirsch with the LA Times.

Jerry Hirsch: Hi, thanks for taking my question. I have I guess three parts. One is: what percent of Xircom does Intel own? And I think it's Mr. Lang; could you spell your first and last names and repeat your title again? And I'm - a general (assignment) reporter, here, filling in for one of the tech reporters. I need to know what the small form factor is. I assume it's the miniaturization that's necessary for handheld and laptops, and sub notebooks. But I want to make sure that that's correct.

                                                               INTEL CORPORATION
                                                            Moderator: Doug Lusk
                                                            1-15-01/3:00 p.m. CT
                                                            Confirmation #545199
                                                                         Page 16



Greg Lang: OK, I'll start backwards. The - you are correct. Small form factors;
     what we're referring to there are the small and sometimes unusual or unique form factors required to coexist in the small, tight spaces of a notebook. And that's one of the, you know, unique challenges of the notebook platform is you don't have a lot of space or power to work with.

     The second question, working backwards, is my name is Greg, G-R-E-G L-A-N-G. Title is Vice President and General Manager of Platform Networking Group. And the third question was: approximately how much do we own today of Xircom. That's in the - it's approximately six percent - just over six percent.

Jerry Hirsch: Does the $748 million include that six percent? Was that factored into it?

Greg Lang: It's the - that's the total shares outstanding for the - yeah, so it will be inclusive of that.

Jerry Hirsch: OK.

Douglas Lusk: Operator, do we have any other questions?

Operator: At this time, we have no further questions in the queue and I'd like to turn the call back over to you for any final remarks.

Douglas Lusk: OK, thank you - thank you, everyone for participating in this afternoon's call. Once again, if you would like to hear a replay of this call, please dial 719-457-0820 with pass code number 545199. Thank you.

Operator: This does conclude today's conference call. We thank you for your participation and you may disconnect at this time.

                                       END

Intel is entering into this transaction in large part because of Xircom employees and their expertise. The majority of employees will remain in their current locations although some sales offices may be combined with nearby Intel sales offices.

Q2: WILL XIRCOM EMPLOYEES' JOBS CHANGE?

The majority of employees will continue in their current roles and report to their current managers. Some titles may change to better align with Intel job titles.

Q3: WILL XIRCOM EMPLOYEES BECOME INTEL EMPLOYEES?

Yes. Intel is made up of Intel Corporation and a number of subsidiaries in the U.S. and worldwide. When we say people are "Intel employees" they could be employees of Intel Corporation or any of its wholly owned subsidiaries. Upon close, Xircom will become a wholly owned subsidiary of Intel Corporation and all employees will continue as Xircom employees. All Intel employees are treated similarly with regards to pay and benefits.

Q4: WHAT WILL HAPPEN TO XIRCOM'S MANAGEMENT TEAM AFTER THE ACQUISITION?

Xircom will become a wholly owned subsidiary of Intel reporting into the Platform Networking Group (PNG), part of Intel's Network Communications Group
(NCG). Dirk Gates will report to Greg Lang and Gil Frostig, co-GM's of PNG.

Q5: WILL THERE BE ANY DEVELOPMENT EFFORTS THAT WILL BE REDIRECTED?

Between now and close Xircom and Intel will continue to operate as separate companies. Xircom will continue to make decisions on development efforts consistent with its business plans.

Q6: WILL XIRCOM EMPLOYEES RECEIVE INTEL COMPENSATION, HEALTH CARE, AND RETIREMENT BENEFITS?

Shortly after close of the transaction, Xircom employees located in the U.S. will participate fully in Intel's total compensation and benefits programs. Xircom U.S. employees will receive information on these compensation and benefits programs in February when the Total Compensation presentations are delivered. These will be followed by the delivery of individual compensation profiles.

Our desire is to also bring Xircom employees located outside the U.S. onto Intel's compensation and benefits programs in these countries. Over the next few weeks we will be comparing Xircom's and Intel's compensation and benefits programs outside North America and we will provide employees with additional information and specifics as to how and when the transition to Intel's programs will occur, compatible with country specific laws.

Q7: WHAT HAPPENS TO MY XIRCOM STOCK OPTIONS?

Your vested and unvested Xircom stock options will be assumed by Intel. What this means is your stock options will continue in effect under the terms of the stock option plans and agreements under which they were issued. After closing, your Xircom options will be exercisable for Intel shares. The number of Intel shares under your option grant will be determined by the relative values of (1) the final per share purchase price of Xircom shares versus (2) the average (volume weighted) trading price of Intel shares on the five trading days ending before the closing date. In addition, the exercise price of Intel shares will be established in such a manner that the value of your stock options immediately before closing is substantially preserved.

As a simple example, suppose you had 100 Xircom options with an exercise price of $1. Assume that final purchase price of a Xircom share is $5 and the average 5-day trading price of an Intel share before close was $10. Your aggregate gain in your Xircom options would be $400 ($5 Fair Market Value (FMV) - $1 exercise price TIMES 100 options). At the time of close these 100 Xircom options would be converted into 50 Intel options (using the ratio of $5:$10) with a strike price of $2. Your $400 gain would be preserved ($10 FMV - $2 exercise price TIMES 50 options).

Following the close of the transaction there will be a short period of time during which your vested options may not be exercised due to regulatory and/or administrative requirements. Intel will do what it reasonably can to minimize this no-exercise period, usually six weeks or less.

Q8: DOES INTEL AWARD STOCK OPTIONS TO ALL EMPLOYEES?

All Intel employees are eligible to receive Intel stock options. Intel stock options are awarded to employees each year during the annual salary planning process. The decision to award options, and the actual number awarded is based upon employee performance.

Over the next few weeks we will review the local law requirements in countries outside the U.S. to transition to Intel's stock option program. Additional information and specifics will be provided to employees in these countries.

Q9: IF I OWN XIRCOM STOCK, WHAT HAPPENS TO MY SHARES?

All Xircom shareholders will have the opportunity to tender their shares. Both Intel and Xircom will be making filings with the SEC and distributing materials to Xircom's shareholders regarding the tender offer including instruction for tendering shares. These documents will include a Tender Offer Statement (including an Offer to Purchase, Letter of Transmittal and related documents) of Intel and a Solicitation/Recommendation Statement by Xircom. These documents will contain important information about the tender offer, and shareholders should read these documents carefully before making any decision regarding the tender offer. These documents will be made available to all shareholders of Xircom at no expense to them and also will be available at no charge at the SEC's web site, www.sec.gov.

Q10: DOES INTEL HAVE A STOCK PARTICIPATION PLAN?

Intel has a stock participation plan that allows employees to purchase Intel stock at 85% of market value. Xircom U.S. employees will have the option to participate in the next available enrollment period following close. Assuming the close occurs after February, the first enrollment period for 2001, the next opportunity for employees to enroll will be in August 2001. The specifics of this plan will be communicated during the Total Compensation presentations.

Over the next few weeks we will review the local law requirements in countries outside the U.S. to transition to Intel's stock participation program. Additional information and specifics will be provided to employees in these countries.

Q11: DOES INTEL HAVE BONUS PLANS?

Intel has two bonus plans, an Employee Bonus (EB) program for all non-commissioned sales employees and an Employee Cash Bonus program (ECBP) for all employees, as well as a commission plan for sales employees. Eligibility, payout information and specifics of these plans will be communicated during the Total Compensation presentations.

Q12: CAN XIRCOM EMPLOYEES TRANSFER INTO OTHER INTEL JOBS?

Intel offers a vast range of career opportunities world wide, and encourages its employees in their professional development. Generally, Xircom employees will be eligible for internal transfer within Intel after being in their current job for at least one year from the time the acquisition is closed. This is consistent with Intel's normal internal business practices.

Q13: WILL INTEL GIVE CREDIT FOR XIRCOM YEARS OF SERVICE?

Intel will give credit for Xircom years of service for most benefits. The specifics of these benefits will be communicated during the Total Compensation presentations.

Q14: WHAT IS THE CULTURE LIKE AT INTEL?

Intel's culture is based upon its values and certain practices that have helped make Intel successful. The Values are: Customer Orientation, Discipline, Quality, Risk Taking, Great Place to Work, and Results Orientation. Some cultural practices, upon which the employee integration program is based, are as follows:

o    Meritocracy: Being rewarded for accomplishments, not seniority.

o Performance management: An ongoing process to help employees be successful by being clear on and achieving their deliverables, along with employee development.

o    Teamwork: Working together to achieve team goals.

o Participation: Each person contributing to the team process. Especially important are our practices around holding effective meetings.

o Constructive confrontation: Addressing issues in a direct, objective, positive and timely manner.

o Assumed responsibility: Taking responsibility for things that may be outside the scope of a person's job until it can be transferred to an appropriate owner.

o Problem-solving / "Open Door": An employee can approach anyone in the company to help solve a problem or resolve an issue. Start with the source, then peers, manager, manager's manager, etc.

o Decision-making /"disagree & commit": Following a process using the appropriate method for reaching a decision (consensus, consultative, authoritative, or democratic). If a person disagrees, s/he lets others know, including the reason, then commits to action for the benefit of the team.

o Respect and trust: Helping to maintain a harassment free environment of respect and trust, where all ideas are listened to and valued.

o Dealing with change: realizing it is an important part of our environment; using all resources available to adapt to the change.

Q15: WHAT DO I DO IF I HAVE MORE QUESTIONS?

Please route all questions to your manager. Many of your HR & benefits questions will be addressed during the Total Compensation presentations. Many organizational, product, services, integration, and planning questions will not be answerable until after close. Immediately following this presentation we will implement an ongoing forum for addressing employee questions.

Q16: WHEN CAN WE EXPECT THE TRANSACTION TO BE FINAL?

This transaction requires Hart-Scott-Rodino (HSR) filing and approval, a successful tender and other closing conditions. The review typically takes about 15 days, but could take less or more time. We expect the acquisition to close in the first quarter of this year.

Q17: WHAT HAPPENS BETWEEN NOW AND THE CLOSING DATE?

Until the deal closes, both companies will continue to operate independent of each other as the separate companies they are. In other words, it is "business as usual." More information will be provided as we move forward to closing.

                                      ####

     XIRCOM SHAREHOLDERS ARE ADVISED TO READ THE TENDER OFFER STATEMENT REGARDING THE ACQUISITION OF XIRCOM REFERENCED IN THIS NEWS RELEASE, WHICH WILL BE FILED BY INTEL AND ESR ACQUISITION WITH THE SEC, AND THE RELATED SOLICITATION/RECOMMENDATION STATEMENT WHICH WILL BE FILED BY XIRCOM WITH THE SEC. THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER. THESE DOCUMENTS WILL BE MADE AVAILABLE TO ALL SHAREHOLDERS OF XIRCOM AT NO EXPENSE TO THEM. THESE DOCUMENTS ALSO WILL BE AVAILABLE AT NO CHARGE AT THE SEC'S WEB SITE, WWW.SEC.GOV.

================================================================================
The following is a document prepared and used by Intel Corporation for a presentation to the employees of Xircom, Inc. on January 15, 2001.
================================================================================

                          AGREEMENT AND PLAN OF MERGER

                          DATED AS OF JANUARY 15, 2001

                                  BY AND AMONG

                                  XIRCOM, INC.,

                                INTEL CORPORATION

                                       AND

                           ESR ACQUISITION CORPORATION

                                TABLE OF CONTENTS

Article 1  THE OFFER........................................................................2

        1.1    The Offer....................................................................2

        1.2    Company Actions..............................................................4

        1.3    Boards of Directors and Committees; Section 14(f) of Exchange Act............6

Article 2  THE MERGER.......................................................................7

        2.1    The Merger...................................................................7

        2.2    Effective Time...............................................................7

        2.3    Closing of the Merger........................................................7

        2.4    Effects of the Merger........................................................8

        2.5    Articles of Incorporation and Bylaws.........................................8

        2.6    Directors....................................................................8

        2.7    Officers.....................................................................8

        2.8    Conversion of Shares.........................................................8

        2.9    Dissenters' Rights...........................................................9

        2.10   Exchange of Certificates.....................................................9

        2.11   Stock Options...............................................................11

        2.12   Withholding Taxes...........................................................12

Article 3  REPRESENTATIONS AND WARRANTIES OF THE COMPANY...................................13

        3.1    Organization and Qualification; Subsidiaries; Investments...................13

        3.2    Capitalization of the Company and its Subsidiaries..........................14

        3.3    Authority Relative to this Agreement; Recommendation........................15

        3.4    SEC Reports; Financial Statements...........................................16

        3.5    Information Supplied........................................................16

        3.6    Consents and Approvals; No Violations.......................................17

        3.7    No Default..................................................................18

        3.8    No Undisclosed Liabilities; Absence of Changes..............................18

        3.9    Litigation..................................................................19

        3.10   Compliance with Applicable Law..............................................20

        3.11   Employee Benefits...........................................................20

        3.12   Labor and Employment Matters................................................22

        3.13   Environmental Laws and Regulations..........................................24

        3.14   Taxes.......................................................................25

        3.15   Intellectual Property.......................................................27

        3.16   Insurance...................................................................32

        3.17   Certain Business Practices..................................................33

        3.18   Product Warranties..........................................................33

        3.19   Suppliers and Customers.....................................................33

        3.20   Material Contracts..........................................................33

        3.21   Vote Required...............................................................34

        3.22   Opinion of Financial Advisor................................................34

        3.23   Brokers.....................................................................34

        3.24   Takeover Statutes...........................................................34

        3.25   Representations Complete....................................................35

Article 4  REPRESENTATIONS AND WARRANTIES OF PARENT AND ACQUISITION........................35

        4.1    Organization................................................................35

        4.2    Authority Relative to this Agreement........................................35

        4.3    Information Supplied........................................................36

        4.4    Consents and Approvals; No Violations.......................................36

        4.5    Litigation..................................................................36

        4.6    Brokers.....................................................................37

        4.7    Financing...................................................................37

        4.8    No Prior Activities.........................................................37

Article 5  COVENANTS.......................................................................37

        5.1    Conduct of Business of the Company..........................................37

        5.2    No Solicitation or Negotiation..............................................40

        5.3    Meeting of Shareholders.....................................................42

        5.4    Access to Informaton........................................................43

        5.5    Certain Filings; Reasonable Efforts.........................................44

        5.6    Public Announcements........................................................45

        5.7    Indemnification and Directors' and Officers' Insurance......................46

        5.8    Notification of Certain Matters.............................................47

        5.9    Additions to and Modification of Company Disclosure Schedule................47

        5.10   Access to Company Employees.................................................48

        5.11   Company Compensation and Benefit Plans......................................48

        5.12   Statement of Cash and Net Working Capital...................................49

        5.13   Takeover Statutes...........................................................49

Article 6  CONDITIONS TO CONSUMMATION OF THE MERGER........................................49

        6.1    Conditions to Each Party's Obligations to Effect the Merger.................49

        6.2    Conditions to Obligations of the Company....................................50

        6.3    Conditions to Obligations of Parent and Acquisition.........................50

Article 7  TERMINATION; AMENDMENT; WAIVER..................................................51

        7.1    Termination.................................................................51

        7.2    Effect of Termination.......................................................53

        7.3    Fees and Expenses...........................................................53

        7.4    Amendment...................................................................55

        7.5    Extension; Waiver...........................................................55

Article 8  MISCELLANEOUS...................................................................55

        8.1    Nonsurvival of Representations and Warranties...............................55

        8.2    Entire Agreement; Assignment................................................55

        8.3    Validity....................................................................56

        8.4    Notices.....................................................................56

        8.5    Governing Law and Venue; Waiver of Jury Trial...............................57

        8.6    Descriptive Headings........................................................58

        8.7    Parties in Interest.........................................................58

        8.8    Certain Definitions.........................................................58

        8.9    Personal Liability..........................................................59

        8.10   Specific Performance........................................................59

        8.11   Counterparts................................................................60

                             TABLE OF DEFINED TERMS

Term                                                                     Page
----                                                                     ----
Acquisition ..........................................................       1
affiliate ............................................................      58
Agreement ............................................................       1
Agreement of Merger ..................................................       7
Applicable Law .......................................................      58
Assumed Options ......................................................      11
business day .........................................................      59
capital stock ........................................................      59
CCC ..................................................................       7
Certificate of Merger ................................................       7
Certificate of Ownership .............................................       7
Certificate of Ownership and Merger ..................................       7
Certificates .........................................................      10
Closing ..............................................................       7
Closing Date .........................................................       7
Code .................................................................      12
Company ..............................................................       1
Company Acquisition ..................................................      59
Company Board ........................................................       2
Company Common Stock .................................................       1
Company Disclosure Schedule ..........................................      13
Company Financial Advisor ............................................       4
Company Permits ......................................................      20
Company Policies ..................................................... Annex A
Company SEC Reports ..................................................      16
Company Securities ...................................................      14
Company Stock Option .................................................      11
Compensation and Benefit Plans .......................................      20
Continuing Directors .................................................       6
Contract .............................................................      34
Copyrights ...........................................................      28
Current Assets ....................................................... Annex A
Current Liabilities .................................................. Annex A
DGCL .................................................................       7
Dissenting Shareholders ..............................................       9
Dissenting Shares ....................................................       9
DOI .................................................................. Annex A
Effective Time .......................................................       7
Environmental Laws ...................................................      24
ERISA ................................................................      20
Exchange Act .........................................................       2

Exchange Agent .......................................................       9
Exchange Fund ........................................................       9
Exchange Ratio .......................................................      12
Fairness Opinion .....................................................       4
Final Date ...........................................................      51
Final Statement Date .................................................      50
Foreign Plans ........................................................      22
GAAP .................................................................      16
Governmental Entity ..................................................      17
Hazardous Material ...................................................      24
HSR Act ..............................................................      17
Inbound License Agreements ...........................................      29
include ..............................................................      59
Indemnified Liabilities ..............................................      46
Indemnified Persons ..................................................      46
Insurance Policies ...................................................      32
Insured Parties ......................................................      47
Intellectual Property ................................................      27
Lien .................................................................      15
Material Adverse Effect on Parent ....................................      35
Material Adverse Effect on the Company ...............................      13
Material Contract ....................................................      34
Meeting ..............................................................      42
Merger ...............................................................       7
Merger Consideration .................................................       8
Minimum Condition ....................................................       2
Nasdaq ...............................................................      12
Net Working Capital .................................................. Annex A
Notice of Superior Proposal ..........................................      41
Offer ................................................................       1
Offer Documents ......................................................       3
Offer Price ..........................................................       1
Option Account .......................................................      11
Other Interests ......................................................      14
Outbound License Agreements ..........................................      29
Parent ...............................................................       1
Parent Common Stock ..................................................      11
Patents ..............................................................      28
person ...............................................................      59
Proxy Statement ......................................................      17
Qualified Plans ......................................................      21
Schedule 14D-9 .......................................................       5
Schedule TO ..........................................................       3
SEC ..................................................................       3
Securities Act .......................................................      16

Shares ...............................................................       1
Software .............................................................      31
Stock Option Agreement ...............................................       1
Stock Option Plans ...................................................      11
subsidiary ...........................................................      59
Superior Proposal ....................................................      42
Supply Contracts .....................................................      32
Surviving Corporation ................................................       7
Takeover Statute .....................................................      34
Tax ..................................................................      25
Tax Return ...........................................................      25
Third Party ..........................................................      42
Third Party Acquisition ..............................................      42
Total Cash ........................................................... Annex A
Trade Secrets ........................................................      28
Trademarks ...........................................................      28
Voting Agreement .....................................................       1

                          AGREEMENT AND PLAN OF MERGER

                THIS AGREEMENT AND PLAN OF MERGER (this "Agreement"), dated as of January 15, 2001, is by and among Xircom, Inc., a California corporation (the "Company"), Intel Corporation, a Delaware corporation ("Parent"), and ESR Acquisition Corporation, a Delaware corporation and a direct wholly-owned subsidiary of Parent ("Acquisition"). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in Section 8.8 of this Agreement.

                WHEREAS, the Boards of Directors of the Company, Parent and Acquisition have each (i) determined that the Merger (as defined below) is advisable and fair and in the best interests of their respective stockholders and (ii) approved the Merger upon the terms and subject to the conditions set forth in this Agreement;

                WHEREAS, in furtherance thereof, it is proposed that Acquisition shall, promptly after the public announcement hereof, commence a tender offer (the "Offer") to acquire all of the outstanding shares (the "Shares") of common stock, par value $0.001 per share, of the Company (the "Company Common Stock"), at a price of Twenty-Five Dollars ($25.00) per Share, net to the seller in cash, without interest, less any required withholding taxes (such amount, or any greater amount per share paid pursuant to the Offer, being hereinafter referred to as the "Offer Price"), in accordance with the terms and subject to the conditions provided herein;

                WHEREAS, concurrently with the execution and delivery of this Agreement and as a condition and inducement to Parent's willingness to enter into this Agreement, Parent and the Company have entered into a Stock Option Agreement, dated as of the date hereof, in the form attached hereto as Exhibit A (the "Stock Option Agreement"), pursuant to which the Company has granted to Parent an option to purchase shares of Company Common Stock under certain circumstances; and

                WHEREAS, concurrently with the execution and delivery of this Agreement and as a condition and inducement to Parent's willingness to enter into this Agreement, certain shareholders of the Company have entered into a Tender and Voting Agreement, dated as of the date of this Agreement, in the form attached hereto as Exhibit B (the "Voting Agreement"), pursuant to which such shareholders have agreed to tender to Acquisition all Shares beneficially owned by such shareholders and to vote, if necessary, all voting securities of the Company beneficially owned by them in favor of approval and adoption of this Agreement and the Merger.

                NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties, covenants and agreements herein contained, and intending to be legally bound hereby, the Company, Parent and Acquisition hereby agree as follows:

                                    ARTICLE 1
                                    THE OFFER

                SECTION 1.1. The Offer.

                (a) Provided that this Agreement shall not have been terminated and subject to the terms hereof, within ten (10) business days after the public announcement of the execution hereof by the parties, Acquisition shall (and Parent shall cause Acquisition to) commence (within the meaning of Rule 14d-2 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")), the Offer for all of the Shares, at the Offer Price. The obligation of Acquisition to accept for payment and to pay for any Shares tendered (and the obligation of Parent to cause Acquisition to accept for payment and to pay for any Shares tendered) shall be subject only to (i) the condition that at least a majority of Shares on a fully-diluted basis (including for purposes of such calculation all Shares issuable upon exercise of all vested Company Stock Options (as defined in Section 2.11) and unvested Company Stock Options that vest (or upon consummation of the Offer will vest) prior to the Final Date (as defined in Section 7.1), but excluding any Shares held by the Company or any of its subsidiaries) be validly tendered and not withdrawn prior to the expiration of the Offer or otherwise already be beneficially owned by Parent or Acquisition (the "Minimum Condition"), and (ii) the satisfaction or the waiver by Acquisition of the other conditions set forth in Annex A. Acquisition expressly reserves the right to waive any such condition, to increase the Offer Price or to make any other changes in the terms and conditions of the Offer; provided, however, that unless previously approved by the Company in writing, no change may be made that (i) decreases the Offer Price, (ii) changes the form of consideration to be paid in the Offer, (iii) reduces the maximum number of Shares to be purchased in the Offer, (iv) imposes conditions to the Offer in addition to those set forth in Annex A, (v) amends the conditions set forth in Annex A to broaden the scope of such conditions, (vi) amends any other term of the Offer in a manner adverse to the holders of the Shares, (vii) extends the Offer except as provided in Section 1.1(b), or (viii) amends or waives the Minimum Condition. It is agreed that the conditions set forth in Annex A are for the sole benefit of Parent and Acquisition and may be waived by Parent and Acquisition, in whole or in part, at any time and from time to time, in their sole discretion, other than the Minimum Condition, as to which prior written approval of the Company is required. The failure by Parent and Acquisition at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time. The Company agrees that no Shares held by the Company or any of its subsidiaries will be tendered in the Offer.

                (b) Subject to the terms and conditions hereof, the Offer shall expire at midnight, New York City time, on the date that is twenty (20) business days after the date the Offer is commenced; provided, however, that without the consent of the Company's Board of Directors (the "Company Board"), Acquisition may (i) from time to time extend the Offer, if at the scheduled expiration date of the Offer any of the conditions to the Offer shall not have been satisfied or waived, until such time as such conditions are satisfied or waived; (ii) extend the Offer for any period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission (the "SEC") or the staff thereof applicable to the Offer; (iii) if the first purchase of Shares under the Offer shall not have occurred prior to March 31, 2001, extend the Offer to the later of April 10, 2001 and the date on which all conditions to the Offer have been satisfied; or (iv) extend the Offer for any reason on one or more occasions for an aggregate period of not more than ten (10) business days beyond the latest expiration date that would otherwise be permitted under clause
(i), (ii) or (iii) of this sentence if on such expiration date there shall not have been tendered at least ninety percent (90%) of the outstanding Shares. Parent and Acquisition agree that, if any one or more of the conditions to the Offer set forth on Annex A are not satisfied and none of the events set forth in paragraphs (a) through (f) of Annex A that would permit Acquisition not to accept tendered Shares for payment has occurred and is continuing at the time of any scheduled expiration date of the Offer, then, provided, that such conditions are reasonably capable of being satisfied, Acquisition shall extend the Offer from time to time unless any such condition is no longer reasonably capable of being satisfied or any such event has occurred; provided, however, that in no event shall Acquisition be required to extend the Offer beyond March 31, 2001 (provided that if on March 31, 2001 the condition set forth in clause (ii) of the first paragraph of Annex A hereto regarding the HSR Act (as defined in Section 3.6 below) is not satisfied and none of the events set forth in paragraphs (a) through (f) of Annex A that would permit Acquisition not to accept Shares tendered for payment has occurred and is continuing, such date shall be automatically extended to May 15, 2001). Acquisition may provide a "subsequent offering period" (as contemplated by Rule 14d-11 of the Exchange
Act) of not less than three business days following its acceptance of and payment for the Shares in the Offer. Subject to the terms and conditions of the Offer and this Agreement, Acquisition shall (and Parent shall cause Acquisition to) accept for payment, and pay for, all Shares validly tendered and not withdrawn pursuant to the Offer that Acquisition becomes obligated to accept for payment and pay for pursuant to the Offer, as promptly as practicable after the expiration of the Offer.

                (c) As soon as practicable on the date the Offer is commenced, Parent and Acquisition shall file with the SEC a Tender Offer Statement on Schedule TO (together with all amendments and supplements thereto, and including all exhibits thereto, the "Schedule TO") with respect to the Offer. The Schedule TO shall contain as an exhibit or incorporate by reference the Offer to Purchase (or portions thereof) and forms of the related letter of transmittal and summary advertisement. Parent and Acquisition agree that they shall cause the Schedule TO, the Offer to Purchase and all amendments or supplements thereto (which together constitute the "Offer Documents") to comply in all material respects with the Exchange Act and the rules and regulations thereunder and other Applicable Laws. Parent and Acquisition further agree that the Offer Documents, on the date first published, sent or given to the Company's shareholders, shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that no representation or warranty is made by Parent or Acquisition with respect to information supplied by the Company or any of its shareholders in writing specifically for inclusion or incorporation by reference in the Offer Documents. The Company agrees that the information provided by the Company in writing specifically for inclusion or incorporation by reference in the Offer Documents shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Each of Parent, Acquisition and the Company agrees promptly to correct any information provided by it for use in the Offer Documents if and to the extent that such information shall have become false or misleading in any material respect, and Parent and Acquisition further agree to take all steps necessary to cause the Schedule TO as so corrected to be filed with the SEC and the other Offer Documents as so corrected to be disseminated to the Company's shareholders, in each case as and to the extent required by applicable federal securities laws. The Company and its counsel shall be given reasonable opportunity to review and comment on the Offer Documents prior to the filing thereof with the SEC. Parent and Acquisition agree to provide in writing to the Company and its counsel any comments Parent, Acquisition or their counsel may receive from the SEC or its staff with respect to the Offer Documents promptly after receipt of such comments.

                (d) Parent shall provide or cause to be provided to Acquisition all of the funds necessary to purchase any of the Shares that Acquisition becomes obligated to purchase pursuant to the Offer.

                SECTION 1.2. Company Actions.

                (a) The Company hereby approves of and consents to the Offer and represents that the Company Board, at a meeting duly called and held, has, subject to the terms and conditions set forth herein, (i) after evaluating the Merger, unanimously determined that this Agreement and the transactions contemplated hereby, including the Offer and the Merger, taken together, are at a price and on terms that are fair to and are otherwise in the best interests of the Company and its shareholders; (ii) unanimously approved this Agreement and the transactions contemplated hereby, including the Offer, the Merger and the Stock Option Agreement, in all respects; and (iii) unanimously resolved to recommend that the shareholders of the Company accept the Offer, tender their Shares thereunder to Acquisition and approve and adopt this Agreement and the Merger. To the extent that such recommendation is not withdrawn in accordance with Section 5.2(b) hereof, the Company consents to the inclusion of such recommendation and approval in the Offer Documents. The Company also represents that the Company has received the opinion of Broadview International, LLC, financial advisor to the Company Board (the "Company Financial Advisor"), that, as of January 14, 2001, the cash consideration to be received by the shareholders of the Company pursuant to the Offer and the Merger is fair to such shareholders from a financial point of view (the "Fairness Opinion"). The Company has been authorized by the Financial Advisor to permit, subject to the prior review and consent by the Financial Advisor and its counsel (such consent not to be unreasonably withheld), the inclusion of the Fairness Opinion (or a reference thereto) in the Offer Documents, the Schedule 14D-9 and the Proxy Statement.

                (b) The Company shall file with the SEC, concurrently with the filing of the Schedule TO, a Solicitation/Recommendation Statement on Schedule 14D-9 (together with all amendments and supplements thereto, and including all exhibits thereto, the "Schedule 14D-9") containing the recommendations described in Section 1.2(a) and shall cause the Schedule 14D-9 to be mailed to the shareholders of the Company, together with the Offer Documents, as soon as practicable after the commencement of the Offer. The Company agrees that it shall cause the Schedule 14D-9 to comply in all material respects with the Exchange Act and the rules and regulations thereunder and other Applicable Law. The Company further agrees that the Schedule 14D-9, on the date first published, sent or given to the Company's shareholders, shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that no representation or warranty is made by the Company with respect to information supplied by Parent or Acquisition in writing specifically for inclusion or incorporation by reference in the Schedule 14D-9. Parent and Acquisition agree that the information provided by them specifically in writing for inclusion or incorporation by reference in the Schedule 14D-9 shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Each of the Company, Parent and Acquisition agrees promptly to correct any information provided by it for use in the Schedule 14D-9 if and to the extent that such information shall have become false or misleading in any material respect, and the Company further agrees to take all steps necessary to cause the Schedule 14D-9 as so corrected to be filed with the SEC and be disseminated to the Company's shareholders, in each case as and to the extent required by applicable federal securities laws. Parent and its counsel shall be given reasonable opportunity to review and comment on the Schedule 14D-9 prior to the filing thereof with the SEC. The Company agrees to provide in writing to Parent and its counsel any comments the Company or its counsel may receive from the SEC or its staff with respect to the Schedule 14D-9 promptly after receipt of such comments.

                (c) In connection with the Offer, the Company shall, or shall cause its transfer agent, promptly following a request by Parent, to furnish Parent with such information, including updated lists of the shareholders of the Company, mailing labels and updated lists of security positions, and such assistance as Parent or its agents may reasonably request in communicating the Offer to the record and beneficial holders of Shares. Subject to the requirements of Applicable Law, and except for such steps as are necessary to disseminate the Offer Documents and any other documents necessary to consummate the Merger, Parent and Acquisition and their agents shall hold in confidence the information contained in any such labels, listings and files, will use such information only in connection with the Offer and the Merger and, if this Agreement shall be terminated, will destroy, and will use their reasonable efforts to cause their agents to destroy, all copies and any extracts or summaries from such information then in their possession or control.

                (d) Solely in connection with the tender and purchase of Shares pursuant to the Offer and the consummation of the Merger, the Company hereby waives any and all rights of first refusal it may have with respect to Shares owned by, or issuable to, any person, other than rights to repurchase unvested shares, if any, that may be held by persons following exercise of Company Stock Options.

                SECTION 1.3. Boards of Directors and Committees; Section 14(f) of Exchange Act.

                (a) Promptly upon the purchase by Acquisition of Shares pursuant to the Offer and from time to time thereafter, if the Minimum Condition has been met, and subject to the second to last sentence of this Section 1.3(a), Parent shall be entitled to designate up to such number of directors, rounded up to the next whole number, on the Company Board as will give Parent representation on the Company Board equal to the product of the number of directors on the Company Board (giving effect to any increase in the number of directors pursuant to this Section 1.3) and the percentage that the number of Shares owned by Parent, Acquisition and their affiliates bears to the total number of outstanding Shares. The Company shall use its best efforts to, upon request by Parent, promptly, at the Company's election, either increase the size of the Company Board or secure the resignation of such number of directors as is necessary to enable Parent's designees to be elected or appointed to the Company Board and to cause Parent's designees to be so elected or appointed. At such times, and subject to the second to last sentence of this Section 1.3(a), the Company shall use its best efforts to cause the individuals designated by Parent to constitute the same percentage as such individuals represent on the Company Board of (i) each committee of the Company Board (other than any committee of the Company Board established to take action under this Agreement), (ii) each Board of Directors of each subsidiary of the Company (subject to Applicable Law and except to the extent described in Section 1.3(a) of the Company Disclosure Schedule) and (iii) each committee of each such Board of Directors. Notwithstanding the foregoing, the Company shall use its best efforts to ensure that two of the members of the Company Board as of the date hereof and who are not officers of the Company or affiliates of Parent (the "Continuing Directors") shall remain members of such Board until the Effective Time (as defined below). If a Continuing Director resigns from the Company Board, Parent, Acquisition and the Company shall permit the remaining Continuing Director or Directors to appoint the resigning Director's successor who shall be deemed to be a Continuing Director.

                (b) The Company's obligation to appoint designees to the Company Board shall be subject to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder. The Company shall promptly take all action required pursuant to such Section and Rule in order to fulfill its obligations under this
Section 1.3 and shall include in the Schedule 14D-9 such information with respect to the Company and its officers and directors as is required under such Section and Rule in order to fulfill its obligations under this Section 1.3. Parent shall supply to the Company in writing and be solely responsible for any information with respect to itself and its nominees, officers, directors and affiliates required by such Section and Rule.

                (c) Following the date of the election or appointment of Parent's designees to the Company Board pursuant to this Section 1.3 and prior to the Effective Time, if there shall be any Continuing Directors, (i) any amendment of this Agreement or any termination of this Agreement by the Company,
(ii) any extension by the Company of the time for the performance of any of the obligations or other acts of Parent or Acquisition or any waiver of any of the Company's rights hereunder or (iii) any other determination with respect to any action to be taken or not to be taken by the Company relating to this Agreement, will require the concurrence of a majority of such Continuing Directors.

                                    ARTICLE 2
                                   THE MERGER

                SECTION 2.1. The Merger. At the Effective Time and upon the terms and subject to the conditions of this Agreement and in accordance with the California Corporations Code ("CCC") and the Delaware General Corporation Law ("DGCL"), Acquisition shall be merged with and into the Company (the "Merger"). Following the Merger, the Company shall continue as the surviving corporation (the "Surviving Corporation") and the separate corporate existence of Acquisition shall cease. Parent, as the sole shareholder of Acquisition, hereby approves the Merger and this Agreement.

                SECTION 2.2. Effective Time. Subject to the terms and conditions set forth in this Agreement, on the Closing Date (as defined in Section 2.3),
(a) an Agreement of Merger (the "Agreement of Merger") pursuant to Section 1103 of the CCC or a Certificate of Ownership (the "Certificate of Ownership") pursuant to Section 1110 of the CCC, as applicable, shall be duly executed in accordance with the relevant provisions of the CCC and thereafter delivered to the Secretary of State of the State of California for filing, (b) a Certificate of Merger (the "Certificate of Merger") pursuant to Section 252 of the DGCL or a Certificate of Ownership and Merger (the "Certificate of Ownership and Merger") pursuant to Section 253 of the DGCL, as applicable, shall be duly executed in accordance with the relevant provisions of the DGCL and thereafter delivered to the Secretary of State of the State of Delaware for filing and (c) the parties shall make such other filings with the Secretary of State of the State of California and the Secretary of State of Delaware as shall be necessary to effect the Merger. The Merger shall become effective at such time as a properly executed copy of the Agreement of Merger or the Certificate of Ownership is duly filed with the Secretary of State of the State of California in accordance with the CCC and the Certificate of Merger or the Certificate of Ownership and Merger is duly filed with the Secretary of State of the State of Delaware in accordance with the DGCL, or such later time as Parent and the Company may agree upon and as may be set forth in the Agreement of Merger or the Certificate of Ownership and the Certificate of Merger or the Certificate of Ownership and Merger (the time the Merger becomes effective being referred to herein as the "Effective Time").

                SECTION 2.3. Closing of the Merger. The closing of the Merger (the "Closing") will take place at a time and on a date (the "Closing Date") to be specified by the parties, which shall be no later than the second business day after satisfaction (or waiver) of the latest to occur of the conditions set forth in Article 5 of this Agreement at the offices of Weil, Gotshal & Manges LLP, 2882 Sand Hill Road, Suite 280, Menlo Park, California 94025, unless another time, date or place is agreed to in writing by the parties hereto.

                SECTION 2.4. Effects of the Merger. The Merger shall have the effects set forth in Section 1107 of the CCC and Section 259 of the DGCL. Without limiting the generality of the foregoing and subject thereto, at the Effective Time, all the properties, rights, privileges, powers and franchises of the Company and Acquisition shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Acquisition shall become the debts, liabilities and duties of the Surviving Corporation.

                SECTION 2.5. Articles of Incorporation and Bylaws. The Articles of Incorporation of the Surviving Corporation shall be amended and restated to read the same as the Articles of Incorporation of Acquisition in effect at the Effective Time until amended in accordance with Applicable Law. The bylaws of the Surviving Corporation shall be amended and restated to read the same as the bylaws of Acquisition in effect at the Effective Time until amended in accordance with Applicable Law.

                SECTION 2.6. Directors. The directors of Acquisition at the Effective Time shall be the initial directors of the Surviving Corporation, each to hold office in accordance with the Articles of Incorporation and bylaws of the Surviving Corporation until such director's successor is duly elected or appointed and qualified or until such director's earlier death, resignation or removal in accordance with the Articles of Incorporation and bylaws of the Surviving Corporation.

                SECTION 2.7. Officers. The officers of Acquisition at the Effective Time shall be the initial officers of the Surviving Corporation, each to hold office in accordance with the Articles of Incorporation and bylaws of the Surviving Corporation until such officer's successor is duly elected or appointed and qualified or until such officer's earlier death, resignation or removal in accordance with the Articles of Incorporation and bylaws of the Surviving Corporation.

                SECTION 2.8. Conversion of Shares.

                (a) At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time (other than (i) Shares held in the Company's treasury and (ii) Shares held by Parent, Acquisition or any other subsidiary of Parent) shall, by virtue of the Merger and without any action on the part of Acquisition, the Company or the holder thereof, be converted into and shall become the right to receive an amount in cash equal to the Offer Price (the "Merger Consideration").

                (b) At the Effective Time, each outstanding share of the common stock of Acquisition shall be converted into one share of common stock of the Surviving Corporation.

                (c) At the Effective Time, each Share held in the treasury of the Company and each Share held by Parent, Acquisition or any subsidiary of Parent, Acquisition or the Company immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of Acquisition, the Company or the holder thereof, be canceled, retired and cease to exist, and no Merger Consideration shall be delivered with respect thereto.

                SECTION 2.9. Dissenters' Rights. Notwithstanding anything in this Agreement to the contrary, Shares that are issued and outstanding immediately prior to the Effective Time and which are held by shareholders who did not vote in favor of the Merger (the "Dissenting Shares"), which shareholders comply with all of the relevant provisions of Section 1300 of the CCC (the "Dissenting Shareholders"), to the extent the provisions of Section 1300 are applicable to the conversion of the Shares in the Merger, shall not be converted into or be exchangeable for the right to receive the Merger Consideration, unless and until such holders shall have failed to perfect or shall have effectively withdrawn or lost their rights to appraisal under Section 1300 of the CCC. If any Dissenting Shareholder shall have failed to perfect or shall have effectively withdrawn or lost such right, such holder's Shares shall thereupon be converted into and become exchangeable for the right to receive from the Surviving Corporation, as of the Effective Time, the Merger Consideration without any interest thereon. The Company shall give Parent (a) prompt notice of any written demands for appraisal of any Shares, attempted withdrawals of such demands and any other instruments served pursuant to the CCC and received by the Company relating to shareholders' rights of appraisal, and
(b) the opportunity to direct all negotiations and proceedings with respect to demands for appraisal under the CCC. Neither the Company nor the Surviving Corporation shall, except with the prior written consent of Parent, voluntarily make any payment with respect to, or settle or offer to settle, any such demand for payment. If any Dissenting Shareholder shall fail to perfect or shall have effectively withdrawn or lost the right to dissent, the Shares held by such Dissenting Shareholder shall thereupon be treated as though such Shares had been converted into the right to receive the Merger Consideration pursuant to this
Article 2.

                SECTION 2.10. Exchange of Certificates.

                (a) From time to time following the Effective Time, Parent shall deliver to its transfer agent, or a depository or trust institution of recognized standing selected by Parent and Acquisition and reasonably satisfactory to the Company (the "Exchange Agent"), for the benefit of the holders of Shares for exchange in accordance with this Article 2, an amount of cash equal to the aggregate Merger Consideration then payable pursuant to Section 2.8 (such amount of cash is hereinafter referred to as the "Exchange Fund"), in exchange for outstanding Shares.

                (b) Not later than two (2) business days after the Effective Time, the Exchange Agent shall mail to each holder of record of a certificate or certificates that immediately prior to the Effective Time represented outstanding Shares (the "Certificates") and whose shares were converted into the right to receive the Merger Consideration pursuant to Section 2.8: (i) a letter of transmittal (which shall specify that delivery shall be effected and risk of loss and title to the Certificates shall pass only upon delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions as Parent and the Company may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration. Upon surrender of a Certificate for cancellation to the Exchange Agent together with such letter of transmittal duly executed, the holder of such Certificate shall be entitled to receive in exchange therefor a check representing the Merger Consideration that such holder has the right to receive pursuant to the provisions of this Article 2, and the Certificate so surrendered shall forthwith be canceled. In the event of a transfer of ownership of Shares that is not registered in the transfer records of the Company, a check representing the proper amount of Merger Consideration shall be issued to a transferee if the Certificate representing such Shares is presented to the Exchange Agent accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer taxes have been paid. Until surrendered as contemplated by this Section 2.10, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration as contemplated by this
Section 2.10.

                (c) In the event that any Certificate for Shares shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange therefor, upon the making of an affidavit of that fact by the holder thereof, the Merger Consideration as may be required pursuant to this Agreement; provided, however, that Parent or the Exchange Agent may, in its discretion, require the delivery of a suitable bond or indemnity.

                (d) Any portion of the Exchange Fund that remains undistributed to the shareholders of the Company upon the expiration of one hundred eighty
(180) days after the Effective Time shall be delivered to Parent upon demand and any shareholders of the Company who have not theretofore complied with this
Article 2 shall thereafter look only to Parent as general creditor for payment of their claim for the Merger Consideration.

                (e) Parent and the Company shall, in accordance with Applicable Law, deliver any portion of the Exchange Fund to the appropriate public officials pursuant to any applicable abandoned property, escheat or similar Applicable Law, and neither Parent nor the Company shall be liable to any holder of Shares for any such amount from the Exchange Fund so delivered.

                SECTION 2.11. Stock Options.

                (a) The Company shall promptly, and in any event within two days after the date hereof, establish a separate interest-bearing banking account to hold any and all proceeds received by the Company on or after the date hereof in connection with the exercise of any Company Stock Options, including same-day sales (the "Option Account"). Any proceeds received by the Company in connection with the exercise of Company Stock Options on or after the date hereof shall be placed in the Option Account. The Company shall maintain the Option Account and shall not withdraw any funds, including any interest, from the Option Account until the earlier of (i) the termination of this Agreement pursuant to Section
7.1 and (ii) the acceptance for payment of Shares by Acquisition pursuant to the Offer (provided, however, that the Company shall have delivered to Parent immediately prior to such acceptance of Shares by Acquisition a certificate, in a form reasonably acceptable to Parent, showing (x) the Company Stock Options that shall have been exercised between and including the date hereof and the date of such acceptance of Shares by Acquisition and (y) a detailed list of the deposits into and the then current balance of the Option Account).

                (b) At the Effective Time, each outstanding option to purchase shares of Company Common Stock (a "Company Stock Option"), whether or not granted under the Company's 1992 Stock Option Plan, 1995 Stock Option Plan, 1997 Patent Award Stock Option Plan, Entrega Technologies, Inc. Stock Option Plan or 2000 Stock Option Plan (collectively, the "Stock Option Plans"), that is held by a person who was an employee of the Company on the date of grant, whether vested or unvested, will be assumed by Parent (collectively, the "Assumed Options"). The Company will cause each employee's agreement regarding his or her Company Stock Option to be amended, as applicable, effective immediately prior to the Effective Time, to terminate any provisions in such employee's agreement (other than provisions disclosed in Section 3.11(j) of the Company Disclosure Schedule) that accelerate vesting upon or following a change in control of the Company. All Company Stock Options that are not Assumed Options, and all warrants or other convertible securities to purchase shares of Company Common Stock, shall be canceled as of the Effective Time. Each Assumed Option shall continue to have, and be subject to, the same terms and conditions set forth in such option and, if applicable, in the relevant Stock Option Plan, immediately prior to the Effective Time, including provisions with respect to vesting (except as amended to terminate any acceleration of vesting provisions), except that (i) each Assumed Option will be exercisable for that number of whole shares of common stock, par value $0.001 per share, of Parent ("Parent Common Stock") equal to the product (rounded up to the nearest whole share) of the number of shares of Company Common Stock that were issuable upon exercise of such option immediately prior to the Effective Time multiplied by the Exchange Ratio (as defined below), and (ii) the per share exercise price under each such Assumed Option shall be adjusted by dividing the per share exercise price of each such Assumed Option by the Exchange Ratio, and rounding down to the nearest cent. In the case of any option to which Section 421 of the Internal Revenue Code of 1986, as amended (the "Code") applies by reason of its qualification under Sections 422 through 424 of the Code, the option price, the number of shares purchasable pursuant to such option and the terms and conditions of exercise of such option shall be determined in order to comply with Section 424(a) of the Code. The duration and other terms of the Assumed Option shall be the same as the original option except that all references to the Company shall be deemed to be references to Parent. The terms of each Assumed Option shall, in accordance with its terms, be subject to further adjustment as appropriate to reflect any stock split, stock dividend, recapitalization or other similar transaction with respect to Parent Common Stock on or subsequent to the Effective Time. The "Exchange Ratio" shall be equal to the ratio obtained by dividing the Offer Price by the average (rounded to the nearest 1/10,000, or if there shall not be a nearest 1/10,000, to the next highest 1/10,000) of the volume weighted averages (rounded to the nearest 1/10,000, or if there shall not be a nearest 1/10,000, to the next highest 1/10,000) of the trading prices of the Parent Common Stock on the Nasdaq National Market ("Nasdaq") as reported by Bloomberg Financial Markets (or such other source as the parties shall agree in writing) for each of the five consecutive trading days ending on and including the trading day immediately preceding the Effective Time.

                (c) Parent shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Parent Common Stock for delivery upon the exercise of the Assumed Options. Parent will use its reasonable efforts to file, no later than thirty (30) days following the Closing Date, a registration statement on Form S-8 (or any successor to Form S-8) so as to register the Parent Common Stock subject to the Assumed Options and shall use its reasonable efforts to effect such registration and to maintain the effectiveness of such registration statement (and the current status of the prospectus contained therein) for so long as such Assumed Options remain outstanding. Prior to the effectiveness of the S-8 registration statement, the Assumed Options shall not be exercisable.

                (d) At or before the Effective Time, the Company shall cause to be effected, in a manner reasonably satisfactory to Parent, any amendments to the Stock Option Plans to give effect to the foregoing provisions of this
Section 2.11.

                SECTION 2.12. Withholding Taxes. Parent, Acquisition and the Surviving Corporation shall be entitled to deduct and withhold or cause the Exchange Agent to deduct and withhold from any amounts payable to a holder of Shares pursuant to the Offer or the Merger any withholding and stock transfer Taxes and such other amounts as are required under the Code, or any applicable provision of state, local or foreign Tax law. To the extent that amounts are so withheld such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Shares in respect of which such deduction and withholding was made.

                                    ARTICLE 3
                  REPRESENTATIONS AND WARRANTIES OF THE COMPANY

                The Company hereby represents and warrants to each of Parent and Acquisition, subject to the exceptions set forth in the Disclosure Schedule (the "Company Disclosure Schedule") delivered by the Company to Parent in accordance with Section 5.13 (which exceptions shall specifically identify a Section, Subsection or clause of a single Section or Subsection hereof, as applicable, to which such exception relates) that:

                SECTION 3.1. Organization and Qualification; Subsidiaries; Investments.

                (a) Section 3.1(a) of the Company Disclosure Schedule sets forth a true and complete list of all the Company's directly or indirectly owned subsidiaries and branch offices, together with the jurisdiction of incorporation or organization of each subsidiary and the percentage of each subsidiary's outstanding capital stock or other equity interests owned by the Company or another subsidiary of the Company. Each of the Company and its subsidiaries is duly organized, validly existing and, except as set forth in Section 3.1 of the Company Disclosure Schedule, in good standing under the laws of the jurisdiction of its incorporation or organization and has all requisite power and authority to own, lease and operate its properties and to carry on its businesses as now being conducted. The Company has heretofore delivered to Acquisition or Parent accurate and complete copies of the Articles of Incorporation and bylaws (or similar governing documents), as currently in full force and effect, of the Company and each of its subsidiaries. Section 3.1(a) of the Company Disclosure Schedule specifically identifies each subsidiary of the Company that contains any material assets or through which the Company conducts any material operations. Except as set forth in Section 3.1(a) of the Company Disclosure Schedule, the Company has no operating subsidiaries other than those incorporated in a state of the United States.

                (b) Except as set forth in Section 3.1(b) of the Company Disclosure Schedule, each of the Company and its subsidiaries is duly qualified or licensed and in good standing to do business in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except in such jurisdictions where the failure to be so duly qualified or licensed and in good standing would not, individually or in the aggregate, have a Material Adverse Effect on the Company. When used in connection with the Company or its subsidiaries, the term "Material Adverse Effect on the Company" means any circumstance, change in, or effect on the Company and its subsidiaries that is, or is reasonably likely in the future to be, materially adverse to:

                        (i) the assets, liabilities (including contingent liabilities), business, operations, condition (financial or otherwise), earnings or results of operations of the Company and its subsidiaries, taken as a whole, or

                        (ii) the Company's ability to consummate the Merger or any of the other transactions contemplated hereby or by any of the other agreements executed and delivered in connection herewith.

                (c) Section 3.1(c) of the Company Disclosure Schedule sets forth a true and complete list of each equity investment made by the Company or any of its subsidiaries in any person other than the Company's subsidiaries ("Other Interests"). Except as described in Section 3.1(c) of the Company Disclosure Schedule, the Other Interests are owned by the Company, by one or more of the Company's subsidiaries or by the Company and one or more of its subsidiaries, in each case free and clear of all Liens (as defined below).

                SECTION 3.2. Capitalization of the Company and its Subsidiaries.

                (a) The authorized capital stock of the Company consists of 125,000,000 Shares, of which, as of January 12, 2001, 29,921,232 Shares were issued and outstanding, and 2,000,000 shares of preferred stock, par value $0.001 per share, none of which are outstanding. All of the outstanding Shares have been validly issued and are fully paid, nonassessable and free of preemptive rights. As of January 12, 2001, approximately 2,768,122 Shares were reserved for issuance and, as of January 12, 2001, approximately 7,760,424 were issuable upon or otherwise deliverable in connection with the exercise of outstanding Company Stock Options issued pursuant to the Company Plans. Between January 12, 2001 and the date hereof, no shares of the Company's capital stock have been issued other than pursuant to Company Stock Options already in existence on such first date, and between January 12, 2001 and the date hereof, no stock options have been granted. Except as set forth above, as of the date hereof, there are outstanding (i) no shares of capital stock or other voting securities of the Company, (ii) no securities of the Company or any of its subsidiaries convertible into or exchangeable or exercisable for shares of capital stock or other securities of the Company, (iii) no options, preemptive or other rights to acquire from the Company or any of its subsidiaries, and no obligations of the Company or any of its subsidiaries to issue, any capital stock, voting securities or securities convertible into or exchangeable or exercisable for capital stock or other securities of the Company and (iv) no equity equivalent interests in the ownership or earnings of the Company or its subsidiaries or other similar rights (collectively "Company Securities"). Except as set forth in Section 3.2(a) of the Company Disclosure Schedule, as of the date hereof, there are no outstanding rights or obligations of the Company or any of its subsidiaries to repurchase, redeem or otherwise acquire any Company Securities. There are no shareholder agreements, voting trusts or other agreements or understandings to which the Company is a party or by which it is bound relating to the voting or registration of any shares of capital stock of the Company. The Company has not voluntarily accelerated the vesting of any Company Stock Options as a result or in contemplation of the Offer or the Merger or any other change in control of the Company.

                (b) All of the outstanding capital stock of the Company's subsidiaries owned by the Company is owned, directly or indirectly, free and clear of any Lien or any



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

other limitation or restriction (including any restriction on the right to vote or sell the same except as may be provided as a matter of Applicable Law). Except as set forth in Section 3.2(b) of the Company Disclosure Schedule, there are no (i) securities of the Company or any of its subsidiaries convertible into or exchangeable or exercisable for, (ii) options or (iii) other rights to acquire from the Company or any of its subsidiaries any capital stock or other ownership interests in or any other securities of any subsidiary of the Company, and there exists no other contract, understanding, arrangement or obligation (whether or not contingent) providing for the issuance or sale, directly or indirectly, of any such capital stock. There are no outstanding contractual obligations of the Company or its subsidiaries to repurchase, redeem or otherwise acquire any outstanding shares of capital stock or other ownership interests in any subsidiary of the Company. For purposes of this Agreement, "Lien" means, with respect to any asset (including any security), any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset; provided, however, that the term "Lien" shall not include (i) statutory liens for Taxes that are not yet due and payable or are being contested in good faith by appropriate proceedings and are disclosed in Section
3.14 of the Company Disclosure Schedule or that are otherwise not material, (ii) statutory or common law liens to secure obligations to landlords, lessors or renters under leases or rental agreements confined to the premises rented, (iii) deposits or pledges made in connection with, or to secure payment of, workers' compensation, unemployment insurance, old age pension or other social security programs mandated under Applicable Laws, (iv) statutory or common law liens in favor of carriers, warehousemen, mechanics and materialmen, to secure claims for labor, materials or supplies and other like liens, (v) as to real property, easements, rights of way, restrictions, encroachments and minor title defects that do not, singly or in the aggregate, materially interfere with the use of such property, and (vi) restrictions on transfer of securities imposed by Applicable Laws.

                (c) The Shares constitute the only class of equity securities of the Company or its subsidiaries registered or required to be registered under the Exchange Act.

                SECTION 3.3. Authority Relative to this Agreement;
Recommendation.

                (a) The Company has all necessary corporate power and authority to execute and deliver this Agreement and the Stock Option Agreement, to perform its obligations under this Agreement and the Stock Option Agreement, and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the Stock Option Agreement, and the consummation of the transactions contemplated hereby and thereby, have been duly and validly authorized by the Company Board, and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or the Stock Option Agreement, or to consummate the transactions contemplated hereby or thereby, except the approval of this Agreement by the holders of a majority of the outstanding Shares. This Agreement and the Stock Option Agreement have been duly and validly executed and delivered by the Company and constitute the valid, legal and binding agreements of the Company, enforceable against the

Company in accordance with their terms, subject to any applicable bankruptcy, insolvency, reorganization, moratorium or similar laws now or hereafter in effect relating to creditors' rights generally or to general principles of equity.

                (b) Without limiting the generality of the foregoing, the Company Board has unanimously (i) approved this Agreement, the Stock Option Agreement, the Offer, the Merger and the other transactions contemplated hereby and thereby, (ii) resolved to recommend approval and adoption of this Agreement, the Merger and the other transactions contemplated hereby by the Company's shareholders, and (iii) has not withdrawn or modified such approval or resolution to recommend (except as otherwise permitted in this Agreement).

                SECTION 3.4. SEC Reports; Financial Statements.

                (a) The Company has timely filed all required forms, reports and documents ("Company SEC Reports") with the SEC since January 1, 1997, each of which complied at the time of filing in all material respects with all applicable requirements of the Securities Act of 1933, as amended (the "Securities Act"), and the Exchange Act, each law as in effect on the dates such forms, reports and documents were filed. None of such Company SEC Reports, including any financial statements or schedules included or incorporated by reference therein, contained when filed any untrue statement of a material fact or omitted to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein in light of the circumstances under which they were made not misleading. The audited consolidated financial statements of the Company included in the Company SEC Reports fairly present, in conformity with United States generally accepted accounting principles ("GAAP") applied on a consistent basis (except as indicated in the notes thereto), the consolidated financial position of the Company and its consolidated subsidiaries as of the dates thereof and their consolidated results of operations and changes in financial position for the periods then ended. Notwithstanding the foregoing, the Company shall not be deemed to be in breach of any of the representations and warranties in this
Section 3.4(a) solely as a result of any changes to the Company SEC Reports that the Company is required to make in response to comments received from the SEC on the Proxy Statement; provided, however, that this sentence shall not exclude any underlying matter, effect, event, occurrence, state of facts or development which resulted in or contributed to such SEC comment or on which such SEC comment was based).

                (b) The Company has heretofore made, and hereafter will make, available to Acquisition or Parent a complete and correct copy of any amendments or modifications that are required to be filed, but have not yet been filed, with the SEC to agreements, documents or other instruments that previously had been filed by the Company with the SEC pursuant to the Exchange Act.

                SECTION 3.5. Information Supplied. None of the information supplied or to be supplied by the Company in writing for inclusion or incorporation by reference in the 14D-9 and the proxy statement relating to the meeting of the Company's shareholders to be held in connection with the Merger (the "Proxy Statement"), will, at the date mailed to shareholders of the Company and at the time of the meeting of shareholders of the Company to be held in connection with the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. None of the information provided by the Company in writing specifically for inclusion or incorporation by reference in the Offer Documents will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The 14D-9 and the Proxy Statement will comply as to form in all material respects with the applicable provisions of the Exchange Act and the Securities Act and the rules and regulations thereunder. Notwithstanding the foregoing, the Company makes no representation, warranty or covenant with respect to any information supplied or required to be supplied by Parent or Acquisition that is contained in the 14D-9 or the Proxy Statement.

                SECTION 3.6. Consents and Approvals; No Violations. Except for filings, permits, authorizations, consents and approvals as may be required under applicable requirements of the Securities Act, the Exchange Act, state securities or blue sky laws, the rules and regulations of Nasdaq, the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), any filings under similar merger notification laws or regulations of foreign Governmental Entities and the filing and recordation of the Agreement of Merger or the Certificate of Ownership as required by the CCC and the Certificate of Merger or the Certificate of Ownership and Merger as required by the DGCL, no material filing with or notice to and no material permit, authorization, consent or approval of any United States (federal, state or local) or foreign court or tribunal, or administrative, governmental or regulatory body, agency or authority (a "Governmental Entity") is necessary for the execution and delivery by the Company of this Agreement or the Stock Option Agreement or the consummation by the Company of the transactions contemplated hereby or thereby. Neither the execution, delivery and performance of this Agreement or the Stock Option Agreement by the Company nor the consummation by the Company of the transactions contemplated hereby or thereby will (i) conflict with or result in any breach of any provision of the respective Articles of Incorporation or bylaws (or similar governing documents) of the Company or any of its subsidiaries, (ii) except as set forth in Section 3.6 of the Company Disclosure Schedule, result in a violation or breach of or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, amendment, cancellation or acceleration or Lien) under any of the terms, conditions or provisions of any material note, bond, mortgage, indenture, lease, license, contract (including any material Supply Contract), agreement or other instrument or obligation to which the Company or any of its subsidiaries is a party or by which any of them or any of their respective properties or assets are bound or (iii) except as set forth in Section 3.6 of the Company Disclosure Schedule, violate any material order, writ, injunction, decree, law, statute, rule or regulation applicable to the Company or any of its subsidiaries or any of their respective properties or assets.

                SECTION 3.7. No Default. Except as set forth in Section 3.7 of the Company Disclosure Schedule, neither the Company nor any of its subsidiaries is in breach, default or violation (and no event has occurred that with notice or the lapse of time or both would constitute a breach, default or violation) of any term, condition or provision of (i) its Articles of Incorporation or bylaws (or similar governing documents), (ii) any material note, bond, mortgage, indenture, lease, license, contract (including any Supply Contract), agreement or other instrument or obligation to which the Company or any of its subsidiaries is now a party or by which it or any of its properties or assets are bound or (iii) any material order, writ, injunction, decree, law, statute, rule or regulation applicable to the Company or any of its subsidiaries or any of its properties or assets.

                SECTION 3.8. No Undisclosed Liabilities; Absence of Changes.

                (a) Except as set forth in Section 3.8 of the Company Disclosure Schedule or in the Company SEC Reports filed prior to January 10, 2001, neither the Company nor any of its subsidiaries has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, that would be required by GAAP to be reflected on a consolidated balance sheet of the Company (including the notes thereto).

                (b) Without limiting the generality of the foregoing, except as set forth in Section 3.8 of the Company Disclosure Schedule or in the Company SEC Reports filed prior to January 10, 2001, since September 30, 2000 the Company and its subsidiaries have conducted their respective businesses only in, and have not engaged in any transaction other than according to, the ordinary and usual course of such businesses consistent with past practices, and there has not been any:

                        (i) material adverse change in the assets, liabilities (including contingent liabilities), business, operations, condition (financial or otherwise), earnings, prospects or results of operations of the Company and its subsidiaries;

                        (ii) material damage, destruction or other casualty loss with respect to any material asset or property owned, leased or otherwise used by the Company or any of its subsidiaries, whether or not covered by insurance;

                        (iii) declaration, setting aside or payment of any dividend or other distribution in respect of the capital stock of the Company or any of its subsidiaries (other than wholly-owned subsidiaries) or any repurchase, redemption or other acquisition by the Company or any of its subsidiaries of any outstanding shares of capital stock or other securities of, or other ownership interests in, the Company or any of its subsidiaries;

                        (iv) amendment of any term of any outstanding security of the Company or any of its subsidiaries;

                        (v) incurrence, assumption or guarantee by the Company or any of its subsidiaries of any indebtedness for borrowed money;

                        (vi) creation or assumption by the Company or any of its subsidiaries of any Lien;

                        (vii) loan, advance or capital contributions made by the Company or any of its subsidiaries to, or investment in, any person other than
(x) loans or advances to employees in connection with business-related travel,
(y) loans made to employees consistent with past practices that are not in the aggregate in excess of Fifty Thousand Dollars ($50,000), and (z) loans, advances or capital contributions to or investments in wholly-owned subsidiaries, and in each case made in the ordinary course of business consistent with past practices;

                        (viii) transaction or commitment made, or any contract or agreement entered into, by the Company or any of its subsidiaries (including the acquisition (by sale, license or otherwise) or disposition (by sale, license or otherwise) of any assets) or any relinquishment by the Company or any of its subsidiaries of any contract, agreement or other right, in any such case, material to the Company and its subsidiaries, taken as a whole;

                        (ix) labor dispute, other than routine individual grievances, or any activity or proceeding by a labor union or representative thereof to organize any employees of the Company or any of its subsidiaries, or any lockouts, strikes, slowdowns, work stoppages or threats thereof by or with respect to such employees;

                        (x) exclusive license, distribution, marketing, sales or other agreement entered into or any agreement to enter into any exclusive license, distribution, marketing, sales or other agreement; or

                        (xi) change by the Company or any of its subsidiaries in its accounting principles, practices or methods.

                (c) Except as set forth in Section 3.8 of the Company Disclosure Schedule, since September 30, 2000, there has not been any material increase in the compensation payable or that could become payable by the Company or any of its subsidiaries to officers or employees.

                SECTION 3.9. Litigation. Except as set forth in Section 3.9 of the Company Disclosure Schedule or the Company SEC reports filed on or before January 10, 2001, there is no suit, claim, action, arbitration, proceeding or investigation pending or, to the knowledge of the Company, threatened against the Company or any of its subsidiaries or any of their respective properties or assets before any Governmental Entity or brought by any person (and within the five (5) years prior to the date of this Agreement the Company and its subsidiaries have not settled or compromised any such suit, claim, action, arbitration, proceeding or investigation, whether filed or threatened) that involves any environmental, securities or antitrust law, or otherwise is (or at the time of any such settlement or compromise, was) material, or would reasonably be expected to prevent or delay the consummation of the transactions contemplated by this Agreement beyond the Final Date). Neither the Company nor any of its subsidiaries is subject to any outstanding order, writ, injunction or decree that would reasonably be expected to be material or would reasonably be expected to prevent or delay the consummation of the transactions contemplated hereby.

                SECTION 3.10. Compliance with Applicable Law. The Company and its subsidiaries hold all material permits, licenses, variances, exemptions, orders and approvals of all Governmental Entities necessary for the lawful conduct of their respective businesses (the "Company Permits"), and the Company and its subsidiaries have at all times been and currently are in material compliance with the terms of the Company Permits. The businesses of the Company and its subsidiaries have been and are being conducted in material compliance with all Applicable Laws. No investigation or review by any Governmental Entity with respect to the Company or any of its subsidiaries is pending or, to the knowledge of the Company, threatened, nor, to the knowledge of the Company, has any Governmental Entity indicated an intention to conduct the same.

                SECTION 3.11. Employee Benefits.

                (a) Section 3.11(a) of the Company Disclosure Schedule sets forth a complete and correct list of each employee benefit plan within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), each bonus or other incentive compensation, deferred compensation, pension, retirement, profit-sharing, thrift, savings, employee stock ownership, stock bonus, stock purchase, stock award, stock option, employment, termination, severance, salary continuation, medical, health, employee loan, educational assistance, fringe benefit (as defined for purposes of Section 132 of the Code), or other compensatory plan, agreement, policy or arrangement, and each payroll practice (collectively, "Compensation and Benefit Plans"), that the Company or any of its subsidiaries has any obligation or liability (contingent or otherwise) and that covers current or former employees, independent contractors or directors of the Company or any of its subsidiaries. There are no oral Compensation and Benefit Plans to which the Company or any of its subsidiaries is a party.

                (b) The Company has provided to Parent correct and complete copies of all Compensation and Benefit Plans, all amendments thereto and, to the extent applicable to each such plan, all of the following documents: (i) the three most recent annual reports on Form 5500 filed with the Internal Revenue Service, (ii) the most recent summary plan description and each subsequent written communication that constitutes a summary of material modifications,
(iii) each trust agreement, (iv) each insurance, administrative services or group annuity contract, (iv) the most recent determination letter from the Internal Revenue Service or other governmental unit regarding the qualification of any such plan under any provision of Applicable Law, and (v) any other filings or correspondence with any governmental unit or agency during such three-year period.

                (c) Except as otherwise provided in Section 3.11(c) of the Company Disclosure Schedule, each of the Company and its subsidiaries has performed in all material respects its obligations under each Compensation and Benefit Plan and each such plan (and each trust or other funding medium, if any, established in connection therewith) has at all times been established, maintained and operated in compliance in all material respects with its terms and the requirements prescribed by Applicable Law, including Part 6 of Title I of ERISA, the Health Employees Portability Act, the Code, and the Medicare Secondary Payor Provisions of Section 1826(b) of the Social Security Act.

                (d) With respect to those Compensation and Benefit Plans that are intended to be qualified under Section 401(a) of the Code ("Qualified Plans"), such plans have been the subject of determination letters from the Internal Revenue Service to the effect that such plans (and the trusts forming a part thereof) are qualified and exempt from federal income taxes under Sections 401(a) and 501(a), respectively, of the Code, and no such determination letter has been revoked nor has any event occurred since the date of its most recent determination letter or application therefor that would adversely affect its qualification.

                (e) None of the Compensation and Benefit Plans is a multiemployer plan (as defined in Section 3(37) of ERISA) or is subject to
Section 302 or Title IV of ERISA.

                (f) Except as disclosed in Section 3.11(f) of the Company Disclosure Schedule, there are no suits, actions, disputes, claims (other than routine claims for benefits), arbitrations, or administrative or other similar proceedings pending or, to the knowledge of Company, threatened, anticipated or expected to be asserted with respect to any Compensation and Benefit Plan or any related trust or other funding medium thereunder or with respect to the Company or any of its subsidiaries, as the sponsor or fiduciary thereof or with respect to any other fiduciary thereof.

                (g) No Compensation and Benefit Plan , any related trust or other funding medium thereunder, or to the knowledge of Company, any fiduciary thereof is the subject of an audit, investigation or examination by a governmental or quasi-governmental agency.

                (h) Except as provided in Section 3.11(h) of the Company Disclosure Schedule or as contemplated by this Agreement, none of the Company or any of its subsidiaries has any commitment, plan or understanding to adopt, create, amend or terminate any Compensation and Benefit Plan in a manner that would result in any additional liability to Parent, Acquisition, the Company or the Surviving Corporation or any of their respective subsidiaries.

                (i) All contributions required to be made under the terms of any Compensation and Benefit Plan have been timely made.

                (j) Except as provided by this Agreement or in Section 3.11(j) of the Company Disclosure Schedule, the execution of, and performance of the transactions contemplated by, this Agreement will not (either alone or upon the occurrence of any additional or subsequent events) constitute an event under any Compensation and Benefit Plan or other agreement that will or may reasonably be expected to result in any payment (whether severance pay or otherwise), acceleration, vesting or increase in benefits with respect to any current or former employee, independent contractor or director of the Company or any of its subsidiaries, whether or not any such payment would be an "excess parachute payment" (within the meaning of Section 280G of the Code).

                (k) All amendments and actions required to bring each of the Compensation and Benefit Plans into conformity with all of the applicable provisions of ERISA, Code and other Applicable Laws have been made or taken except to the extent that such amendments or actions are not required by law to be made or taken until a date after the Effective Time. Any amendments required to be made to a Qualified Plan that have not been made because such amendments are not required by law to be made until a date after the Effective Time are disclosed in Section 3.11(k) of the Company Disclosure Schedule.

                (l) Except as set forth on Section 3.11(l) of the Company Disclosure Schedule, Parent, the Surviving Corporation and the Company or one or more of its subsidiaries, as applicable, may terminate any Compensation and Benefit Plan or may cease contributions to any such plan without incurring any liability other than a benefit liability accrued in accordance with the terms of such plan immediately prior to such termination or ceasing of contributions.

                (m) Except as provided in Section 3.11(m) of the Company Disclosure Schedule, no insurance policy nor any other contract or agreement affecting any Compensation and Benefit Plan requires or permits a retroactive increase in premiums or payments due thereunder.

                (n) Section 3.11(a) of the Company Disclosure Schedule separately specifies each Compensation and Benefit Plan that the Company or any of its subsidiaries is required to maintain or contribute to by the law or applicable custom or rule of any jurisdiction outside of the United States ("Foreign Plans"). Except as set forth in Section 3.11(n) of the Company Disclosure Schedule, the accrued liabilities under each Foreign Plan are fully reflected in the applicable financial statements (as of the date of such statements) of the Company or any of its subsidiaries, are fully insured or are fully funded by a trust or other separate funding medium.

                SECTION 3.12. Labor and Employment Matters. Except as set forth in Section 3.12 of the Company Disclosure Schedule:

                (a) No collective bargaining agreement exists that is binding on the Company or any of its subsidiaries, and the Company has not been apprised that any petition has been filed or proceeding instituted by an employee or group of employees of the Company, or any of its subsidiaries, with the National Labor Relations Board seeking recognition of a bargaining representative.

                (b) (i) There is no labor strike, dispute, slow down or stoppage pending or, to the Company's knowledge, threatened against the Company or any of its subsidiaries; and (ii) neither the Company nor any of its subsidiaries has received any demand letters, civil rights charges, suits or drafts of suits, administrative or other claims made by any of their respective employees which are or could be material.

                (c) All individuals who are performing consulting or other services for the Company or any of its subsidiaries are or were correctly classified by the Company as either "independent contractors" or "employees" as the case may be, and, at the Closing Date, will qualify for such classification.

                (d) The Company has delivered to Parent a list of the name of each officer, employee and independent contractor of the Company or any of the Company's subsidiaries, together with such person's position or function, annual base salary or wages and any incentives or bonus arrangement with respect to such person. As of the date hereof, the Company has not received any information that would lead it to believe that any such person will or may cease to be engaged by the Company or such subsidiary for any reason, including because of the consummation of the transactions contemplated by this Agreement.

                (e) The Company and each of its subsidiaries (and, to the Company's knowledge, each of the Company's material subcontractors) is in compliance in all material respects with all Applicable Laws respecting employment, termination of employment, employment practices, terms and conditions of employment and wages and hours.

                (f) The Company and each of its subsidiaries has withheld and reported all amounts required by law or by agreement to be withheld and reported with respect to wages, salaries and other payments to employees.

                (g) There are no pending or, to the knowledge of the Company, threatened claims or actions against the Company or any of its subsidiaries under any worker's compensation policy or long-term disability policy.

                (h) Each employee of the Company or any of its subsidiaries (whether employed within or outside of the United States) possesses all applicable passports, visas or other applicable work authorizations with respect to the location at which they are employed or with respect to which they travel on behalf of the Company or any of its subsidiaries, and has complied with all applicable immigration and similar laws.

                (i) Section 3.12(i) of the Company Disclosure Schedule contains a list and description of all policies and guidelines of the Company and its subsidiaries concerning employment practices, working conditions, hours and other employment matters. Each of the Company and its subsidiaries (and to the knowledge of the Company, each of the Company's material subcontractors) is in compliance with all such policies and guidelines.

                SECTION 3.13. Environmental Laws and Regulations.

                (a) The term "Environmental Laws" means any applicable federal, state, local or foreign law, statute, treaty, ordinance, rule, regulation, policy, permit, consent, approval, license, judgment, order, decree or injunction relating to: (a) Releases (as defined in 42 U.S.C. sec. 9601(22)) or threatened Releases of Hazardous Material (as hereinafter defined) into the environment, (b) the generation, treatment, storage, disposal, use, handling, manufacturing, transportation or shipment of Hazardous Material, (c) the health or safety of employees in the workplace, (d) protecting or restoring natural resources or (e) the environment. The term "Hazardous Material" means (1) hazardous substances (as defined in 42 U.S.C. sec. 9601(14)), including "hazardous waste" as defined in 42 U.S.C. sec. 6903, (2) petroleum, including crude oil and any fractions thereof, (3) natural gas, synthetic gas and any mixtures thereof, (4) asbestos and/or asbestos containing materials, (5) PCBs or materials containing PCBs, (6) any material regulated as a medical waste, (7) lead containing paint, (8) radioactive materials and (9) "Hazardous Substance" or "Hazardous Material" as those terms are defined in any indemnification provision in any contract, lease, or agreement to which the Company or any of its subsidiaries is a party.

                (b) During the period of ownership or operation by the Company or any of its subsidiaries of any of their current or previously owned or leased properties, there have been no Releases of Hazardous Material by the Company or any of its subsidiaries in, on, under or affecting such properties or any surrounding site that would subject the Company or any of its subsidiaries to a material liability, and neither the Company nor any of its subsidiaries has disposed of any Hazardous Material in a manner that has led, or could reasonably be anticipated to lead, to a Release that would subject the Company or any of its subsidiaries to a material liability. There have been no Releases of Hazardous Material by the Company or any of its subsidiaries in, on, under or affecting their current or previously owned or leased properties or any surrounding site at times outside of such periods of ownership, operation or lease that would subject the Company or any of its subsidiaries to a material liability. Neither the Company nor any of its subsidiaries has received any written notice of, or entered into any order, settlement or decree relating to:
(a) any violation of any Environmental Laws or the institution or pendency of any suit, action, claim, proceeding or investigation by any Governmental Entity or any third party in connection with any alleged violation of Environmental Laws or (b) the response to or remediation of Hazardous Material at or arising from any of the Company's properties or any subsidiary's properties. There have been no violations of any Environmental Laws by the Company or any subsidiary that would subject the Company or any of its subsidiaries to a material liability.

                (c) There are no past or present events, conditions, circumstances, activities, practices, incidents, actions, omissions or plans that constitute a violation by the Company or any of the Company's subsidiaries (or, to the Company's knowledge, any of the Company's material subcontractors) of, or are reasonably likely to prevent or interfere with the Company's or any of the Company's subsidiaries' or, to the Company's knowledge, any of the Company's material subcontractors') future compliance with, any Environmental Laws.

                (d) Section 3.13(d) of the Company Disclosure Schedule contains a list and description of all policies and guidelines of the Company and its subsidiaries concerning environmental matters. Each of the Company and its subsidiaries (and to the knowledge of the Company, each of the Company's material subcontractors) is in compliance with all such policies and guidelines.

                (e) The Environmental Indemnity Agreement dated June 23, 1998, between Northrup Grumman Corporation and Conejo Spectrum Land Associates, LLC has been duly and validly assigned by Conejo Spectrum Land Associates, LLC to the Company and the Company has fully and timely complied with its obligations thereunder, including without limitation its obligations under Section 6 thereof.

                SECTION 3.14. Taxes.

                (a) For purposes of this Agreement: (i) the term "Tax" (including "Taxes") means (A) all federal, state, local, foreign and other net income, gross income, gross receipts, sales, use, ad valorem, transfer, franchise, profits, license, lease, service, service use, withholding, payroll, employment, excise, severance, stamp, occupation, premium, property, windfall profits, customs, duties or other taxes, fees, assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts with respect thereto, (B) any liability for payment of amounts described in clause (A) whether as a result of transferee liability, of being a member of an affiliated, consolidated, combined or unitary group for any period, or otherwise through operation of law, and (C) any liability for the payment of amounts described in clauses (A) or (B) as a result of any tax sharing, tax indemnity or tax allocation agreement or any other express or implied agreement to indemnify any other person; and (ii) the term "Tax Return" means any return, declaration, report, statement, information statement and other document filed or required to be filed with respect to Taxes.

                (b) Except as set forth in Section 3.14(b) of the Company Disclosure Schedule, the Company and its subsidiaries have duly and timely filed all Tax Returns required to be filed; and such Tax Returns are complete and accurate and correctly reflect the Tax liability required to be reported thereon. Such Tax Returns do not contain a disclosure statement under Section 6662 of the Code (or any predecessor provision or comparable provision of state, local or foreign law).

                (c) Except as set forth in Section 3.14(c) of the Company Disclosure Schedule, the Company and its subsidiaries have paid or adequately provided in accordance with GAAP in the financial statements included in the Company SEC Reports for all Taxes (whether or not shown on any Tax Return) accrued through the date of such Company SEC Reports; all Taxes accrued by the Company and its subsidiaries following the end of the most recent period covered by the Company SEC Report have been accrued in the ordinary course of business of the Company and each such subsidiary and have been paid when due in the ordinary course of business; and no election has been made with respect to Taxes of the Company or its subsidiaries in any Tax Returns that have not been provided to Parent.

                (d) Except as set forth in Section 3.14(d) of the Company Disclosure Schedule, no claim for assessment or collection of Taxes is presently being asserted against the Company or its subsidiaries and neither the Company nor any of its subsidiaries is a party to any pending action, proceeding, or investigation by any governmental taxing authority nor does the Company have knowledge of any such threatened action, proceeding or investigation which could be expected to give rise to a Tax Liability in excess of One Hundred Thousand Dollars ($100,000).

                (e) Except as set forth in Section 3.14(e) of the Company Disclosure Schedule, neither the Company nor any of its subsidiaries is a party to any agreement, contract, arrangement or plan that has resulted or would result, individually or in the aggregate, (i) in the payment of compensation that is not or would not be deductible under Section 162(m) of the Code or (ii) in connection with this Agreement or any change of control of the Company or any of its subsidiaries, in the payment of any "excess parachute payments" within the meaning of Section 280G of the Code.

                (f) Except as set forth in Section 3.14(f) of the Company Disclosure Schedule, neither the Company nor any of its subsidiaries is a party to or bound by any obligation under any Tax sharing, Tax allocation, Tax indemnity or similar agreement or arrangement.

                (g) Except as set forth in Section 3.14(g) of the Company Disclosure Schedule, there is currently no limitation on the utilization of net operating losses, built-in losses, tax credits or other similar items of the Company or its subsidiaries under Section 382, 383, 384 or 1502 of the Code and the Treasury Regulations thereunder.

                (h) Except as set forth in Section 3.14(h) of the Company Disclosure Schedule, neither the Company nor any of its subsidiaries has agreed to, or is required to make, any adjustment under Section 481 of the Code by reason of a change in accounting method.

                (i) Except as set forth in Section 3.14(i) of the Company Disclosure Schedule, the applicable statute of limitations with respect to the income Tax Returns of the Company and each of its subsidiaries has expired, and all assessments due and payable with respect to any examinations of such income Tax Returns have been fully paid.

                (j) Except as disclosed in Section 3.14(j) of the Company Disclosure Schedule, neither the Company nor any subsidiary has constituted either a "distributing corporation" or a "controlled corporation" (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code since the effective date of Section 355(e) of the Code.

                (k) Except as set forth in Section 3.14(k) of the Company Disclosure Schedule, no claim has been made by a taxing authority in a jurisdiction where neither the Company nor any subsidiary files state income or franchise Tax Returns that the Company or any subsidiary is or may be subject to income or franchise taxation in that jurisdiction.

                (l) The Company has made available to Parent true and complete copies of (i) all Federal income Tax Returns of the Company and its subsidiaries for the preceding three taxable years and (ii) any audit report issued within the last three years (or otherwise with respect to any audit or proceeding in progress) relating to Federal income taxes of the Company or any subsidiary.

                (m) Except as set forth in Section 3.14(m) of the Company Disclosure Schedule, the Company and its subsidiaries have withheld and paid all Taxes required to be withheld in connection with any amounts paid or owing to any employee, creditor, independent contractor or other third party.

                (n) Except as set forth in Section 3.14(n) of the Company Disclosure Schedule, neither the Company nor any of its subsidiaries has taken any action or failed to take any action which would cause any transaction in which the Company or any of its subsidiaries was a party that was intended to be treated as a reorganization under Section 368(a) of the Code to fail to so qualify.

                SECTION 3.15. Intellectual Property.

                (a) Generally. Section 3.15(a) of the Company Disclosure Schedule sets forth, for the Intellectual Property owned, in whole or in part, including jointly with others, by the Company or any of its subsidiaries, a complete and accurate list of all United States and foreign (i) patents and patent applications; (ii) Trademark registrations and applications and material unregistered Trademarks; and (iii) copyright registrations and applications, indicating for each, the applicable jurisdiction, registration number (or application number) and date issued (or date filed). For purposes of this Agreement, "Intellectual Property" means: trademarks and service marks (whether registered or unregistered), trade names, designs and general intangibles of like nature, together with all goodwill related to the foregoing (collectively, "Trademarks"); patents (including any continuations, continuations in part, renewals and applications for any of the foregoing) (collectively "Patents"); copyrights (including any registrations and applications therefor and whether registered or unregistered) (collectively "Copyrights"); computer software; databases; works of authorship; mask works; trade secrets and other confidential information, technology, know-how, proprietary processes, formulae, algorithms, models, user interfaces, customer lists, inventions, discoveries, concepts, ideas, techniques, methods, source codes, object codes, methodologies and, with respect to all of the foregoing, related confidential data or information (collectively, "Trade Secrets").

                (b) Trademarks.

                        (i) All Trademark registrations are in compliance in all material respects with all legal requirements (including the timely post-registration filing of affidavits of use and incontestability and renewal applications), other than any requirement that, if not satisfied, would not result in a cancellation of any such registration or otherwise materially affect the priority and enforceability of the Trademark in question.

                        (ii) No registered Trademark has been or is now involved in any opposition or cancellation proceeding in the United States Patent and Trademark Office. To the Company's knowledge, no such action has been threatened.

                        (iii) To the knowledge of the Company, there has been no prior registration or use of any material Trademark by any third party that confer upon said third party superior rights in any such Trademark.

                        (iv) All material Trademarks have been in continuous use by the Company or its subsidiaries in the form appearing in, and in connection with the goods and services listed in, their respective registration certificates or renewal certificates, as the case may be.

                        (v) The Company and its subsidiaries have adequately policed the Trademarks against third party infringement.

                (c) Patents.

                        (i) All Patents are in compliance with all legal requirements (including payment of filing, examination, and maintenance fees and proofs of working or use), other than any requirement that, if not satisfied, would not result in a revocation or otherwise materially affect the enforceability of such Patent.

                        (ii) No Patent has been or is now involved in any interference, reissue, reexamination or opposing proceeding in the United States Patent and Trademark Office. To the Company's knowledge, no such action has been threatened.

                        (iii) There is no patent or, to the Company's knowledge, patent application of any person that conflicts with any Patent or invalidates any claim the Company, or any of the Company's subsidiaries, has in any Patent.

                (d) Trade Secrets.

                        (i) The Company and each of its subsidiaries has taken all reasonable steps to protect their respective rights in confidential information and Trade Secrets. The Company and its subsidiaries have taken all necessary steps to protect their respective rights in the confidential information and Trade Secrets of third parties in accordance with the terms of any agreements relating to such third party confidential information or Trade Secrets to which the Company or any of its subsidiaries is a party.

                        (ii) Without limiting the generality of Section 3.15(d)(i), the Company and each subsidiary enforces a policy of requiring each relevant employee, consultant and contractor to execute proprietary information, confidentiality and assignment agreements substantially in the Company's standard forms that (A) assign to the Company all rights to any Intellectual Property rights relating to the Company's business that are developed by the employee, consultant or contractor, as applicable, in the course of his or her activities for the Company or are developed during working hours or using Company resources, (B) contain provisions designed to prevent unauthorized disclosure of the Company's confidential information and Trade Secrets, and (C) otherwise appropriately protect the Intellectual Property of the Company and its subsidiaries, and, except under confidentiality obligations, there has been no disclosure by the Company or any subsidiary of material confidential information or Trade Secrets. All employees of the Company and its subsidiaries have signed invention assignment and secrecy agreements substantially in one of the forms attached to Section 3.15(d)(ii) of the Company Disclosure Schedule. All assignments that relate to specified scheduled patent or copyright assignments and which are required to be so filed in order to be valid or effective against third parties have been duly executed and filed with the United States Patent and Trademark Office or the United States Copyright Office, as applicable.

                (e) License Agreements. Section 3.15(e)(1) of the Company Disclosure Schedule sets forth a complete and accurate list of all license agreements granting to the Company or any of its subsidiaries any right to use or practice any rights under any Intellectual Property other than software commercially available on reasonable terms to any person for a license fee of no more than One Hundred Thousand Dollars ($100,000) or otherwise material to the Company (collectively, the "Inbound License Agreements"), indicating for each the title and the parties thereto. Section 3.15(e)(2) of the Company Disclosure Schedule sets forth a complete and accurate list of all license agreements under which the Company or any of its subsidiaries licenses software or grants other rights in to use or practice any rights under any Intellectual Property (collectively, the "Outbound License Agreements"), indicating for each the title and the parties thereto. There is no outstanding or, to the Company's knowledge, threatened dispute or



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

disagreement with respect to any Inbound License Agreement or any Outbound License Agreement.

                (f) Ownership; Sufficiency of Intellectual Property Assets. Except as set forth in Section 3.15(f) of the Company Disclosure Schedule, the Company or one of its subsidiaries owns or possesses adequate licenses or other rights to use, free and clear of Liens, orders and arbitration awards, all of the Intellectual Property material to its business. The Intellectual Property identified in Section 3.15(a) of the Company Disclosure Schedule, together with the Company's and its subsidiaries' unregistered copyrights and Trade Secrets and the Company's and such subsidiaries' rights under the licenses granted to the Company or any of its subsidiaries under the Inbound License Agreements, constitute all the Intellectual Property rights used in the operation of the Company's and its subsidiaries' businesses as they are currently conducted and are all the Intellectual Property rights necessary to operate such businesses after the Effective Time in substantially the same manner as such businesses have been operated by the Company prior thereto.

                (g) Protection of IP. The Company has taken all reasonable steps to protect the Intellectual Property of the Company and its subsidiaries.

                (h) No Infringement by the Company. Except as set forth on
Schedule 3.15(h) of the Company Disclosure Schedule, the products used, manufactured, marketed, sold or licensed by the Company and its subsidiaries, and all Intellectual Property used in the conduct of the Company's and its subsidiaries' businesses as currently conducted, do not, and with respect to any Trademark or Patent application, to the knowledge of the Company, do not, infringe upon, violate or constitute the unauthorized use of any valid and enforceable rights owned or controlled by any third party, including any Intellectual Property of any third party.

                (i) No Pending or Threatened Infringement Claims. Except as set forth in Section 3.15(i) of the Company Disclosure Schedule, no litigation is now or, within the three (3) years prior to the date of this Agreement, was pending, and no notice or other CLAIM has been received by the Company or its subsidiaries, (A) alleging that the Company any of its subsidiaries has engaged in any activity or conduct that infringes upon, violates or constitutes the unauthorized use of the Intellectual Property rights of any third party or (B) challenging the ownership, use, validity or enforceability of any Intellectual Property owned or exclusively licensed by or to the Company. Except as specifically disclosed in one or more Sections of the Company Disclosure Schedule pursuant to this Section 3.15, no Intellectual Property (a) that is owned by the Company or any of its subsidiaries or the subject of an Inbound License Agreement, is subject to any outstanding order, judgment, decree, stipulation or agreement restricting the use thereof by the Company or any such subsidiary, or (b) that is the subject of an Outbound License Agreement, is subject to any outstanding order, judgment, decree, stipulation or agreement restricting the sale, transfer, assignment or licensing thereof by the Company or any of its subsidiaries to any person.

                (j) No Infringement by Third Parties. Except as set forth in
Section 3.15(j) of the Company Disclosure Schedule, to the knowledge of the Company, no third party is misappropriating, infringing, diluting or violating any Intellectual Property owned or exclusively licensed by the Company or any of its subsidiaries, and no such claims have been brought against any third party by the Company or any of its subsidiaries.

                (k) Assignment; Change of Control. Except as set forth in
Section 3.15(k) of the Company Disclosure Schedule, the execution, delivery and performance by the Company of this Agreement, and the consummation of the transactions contemplated hereby, will not result in the loss or impairment of, or give rise to any right of any third party to terminate, any of the Company's or any of its subsidiaries' rights to own any of its Intellectual Property or their respective rights under any Inbound License Agreement or Outbound License Agreement, nor require the consent of any Governmental Authority or third party in respect of any such Intellectual Property.

                (l) Software. The Software owned or purported to be owned by the Company or any of its subsidiaries, was either (i) developed within the scope of their employment by employees of the Company or any of its subsidiaries who have assigned to the Company all rights to such software; (ii) developed by independent contractors who have assigned their rights to the Company or any of its subsidiaries pursuant to written agreements; or (iii) otherwise acquired by the Company or a subsidiary from a third party. Except as set forth in Section 3.15(l) of the Company Disclosure Schedule, the Software does not contain any programming code, documentation or other materials or development environments that embody Intellectual Property rights of any person other than the Company or any of its subsidiaries, except for such materials or development environments obtained by the Company or any of its subsidiaries from other persons who make such materials or development environments generally available to all interested purchasers or end-users on standard commercial terms. For purposes of this
Section 3.15(l), "Software" means any and all (i) computer programs, including any and all software implementations of algorithms, models and methodologies, whether in source code or object code, (ii) testing, validation, verification and quality assurance materials, (iii) databases, conversion, interpreters and compilations, including any and all data and collections of data, whether machine readable or otherwise, (iv) descriptions, schematics, flow-charts and other work product used to design, plan, organize and develop any of the foregoing, (v) software development processes, practices, methods and policies recorded in permanent form, relating to any of the foregoing, (vi) performance metrics, sightings, bug and feature lists, build, release and change control manifests recorded in permanent form, relating to any of the foregoing, and
(vii) all documentation, including user manuals, web materials, and architectural and design specifications and training materials, relating to any of the foregoing. Except as set forth in Section 3.15(l) of the Company Disclosure Schedule, the Company represents and warrants that none of its Software is, in whole or in part, subject to the provisions of any open source or quasi-open source license agreement.

                (m) Performance of Existing Software Products. The Company's and its subsidiaries' existing and currently manufactured and marketed Software products listed and described on Section 3.15(m) of the Company Disclosure Schedule perform, free of bugs, viruses or programming errors, the functions described in any specifications or end user documentation or other information provided to customers of the Company or its subsidiaries on which such customers relied when licensing or otherwise acquiring such products.

                (n) Documentation. The Company and its subsidiaries have taken all actions required to document the Software and its operation, such that the materials comprising the Software, including the source code and documentation, have been written in a clear and professional manner so that they may be understood, modified and maintained in an efficient manner by reasonably competent programmers.

                (o) Supply Contracts. Section 3.15(o) of the Company Disclosure Schedule sets forth a complete and correct description of each and every (i) manufacturing or fabricating agreement, understanding or commitment, and (ii) purchase, supply or service agreement, understanding or commitment, used by or in connection with the Company's business, in whole or in part, whether written or oral and which has a cost to the Company of One Hundred Thousand Dollars ($100,000) or greater annually or is otherwise material to the Company ("Supply Contracts"). The Company has delivered to Parent a correct and complete copy of each written Supply Contract and has provided a written summary of each oral Supply Contract. There are no fees, penalties, price uplifts, shortfall payments, bill backs or other amounts outstanding under such Supply Contracts. The quantities available for purchase under each such written Supply Contract are as stated on the face of such Supply Contract. Each manufacturing or service site that requires qualification under the terms of a Supply Contract is qualified, and no unresolved differences with respect to product or process specifications remains outstanding. All manufacturing or service terms and conditions are as they appear to be on the face of the Supply Contracts. The Company has not received any written or oral notice from the other party to any Supply Contract, or from any other supplier to the Company, to the effect that such party will not accept purchase orders from the Company on such terms, conditions and quantities consistent with past practices. Prices required to be paid for products or services under such Supply Contract are consistent with the face of such Supply Contract. No condition exists that permit a termination or a material change of such Supply Contracts by the other party under such Supply Contract.

                SECTION 3.16. Insurance. Each of the Company and its subsidiaries maintains insurance policies (the "Insurance Policies") against all risks of a character and in such amounts as are customarily insured against by similarly situated companies in the same or similar businesses. Section 3.16 of the Company Disclosure Schedule lists all of the Insurance Policies. Each Insurance Policy is in full force and effect and is valid, outstanding and enforceable, and all premiums due thereon have been paid in full. Copies of all Insurance Policies have been delivered to Parent. Except as set forth in Section
3.16 of the Company Disclosure Schedule, none of the Insurance Policies will terminate or lapse (or be affected in any other adverse manner) by reason of the transactions contemplated by this Agreement. Each of the Company and its subsidiaries has complied in all material respects with the provisions of each Insurance Policy under which it is the insured party. No insurer under any Insurance Policy has canceled or generally disclaimed liability under any such policy or, to the Company's knowledge, indicated any intent to do so or not to renew any such policy. All claims of which the Company has knowledge under the Insurance Policies have been filed in a timely fashion.

                SECTION 3.17. Certain Business Practices. None of the Company, any of its subsidiaries or any directors, officers, agents or employees of the Company or any of its subsidiaries has, in their capacity as such or otherwise on behalf of the Company (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses related to political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977, as amended, or (iii) made any other unlawful payment. Except for transactions solely between the Company and its wholly owned subsidiaries or as set forth in Section 3.17 of the Company Disclosure Schedule, since January 1, 1997 none of the Company or any of its subsidiaries has entered into any transaction with any of its affiliates that has provided to the Company or any subsidiary of the Company revenues, earnings or assets that would not have been available to it in an arm's length transaction with an unaffiliated person.

                SECTION 3.18. Product Warranties. Section 3.18 of the Company Disclosure Schedule sets forth complete and accurate copies of the forms of written warranties and guaranties by the Company or any of its subsidiaries currently in effect with respect to its products. There have not been any material deviations from such warranties and guaranties, and neither the Company, any of its subsidiaries nor any of their respective salesmen, employees, distributors and agents is authorized to undertake obligations to any customer or to other third parties materially in excess of such warranties or guaranties. Neither the Company nor any of its subsidiaries has made any warranty or guaranty with respect to its products not described on such schedule.

                SECTION 3.19. Suppliers and Customers. The documents and information supplied by the Company to Parent or any of its representatives with respect to relationships and volumes of business done with its significant suppliers and customers are accurate in all material respects. During the last twelve (12) months, neither the Company nor any of its subsidiaries has received notices of termination or written threats of termination from any of the ten
(10) largest suppliers or the twenty-five (25) largest customers of the Company and its subsidiaries.

                SECTION 3.20. Material Contracts.

                (a) Section 3.20(a) of the Company Disclosure Schedule sets forth a list of all of the following written contracts, agreements, options, leases, licenses, sales and purchase orders, warranties, commitments and other instruments of any kind (each a

"Contract") to which the Company or any of its subsidiaries is a party or is otherwise bound (each a "Material Contract" and collectively the "Material Contracts"): (i) each Contract that requires payment by or to the Company or any such subsidiary in respect of its business subsequent to the date of this Agreement of more than Five Hundred Thousand Dollars ($500,000) not otherwise listed on another section of the Company Disclosure Schedule to this Agreement;
(ii) all Contracts in respect of the Company's or any such subsidiary's business relating to, and evidences of, indebtedness for borrowed money or the deferred purchase price of property (whether incurred, assumed, guaranteed or secured by any asset) in excess of One Hundred Thousand Dollars ($100,000); (iii) all partnership, joint venture or other similar Contracts, arrangements or agreements, directly affecting the Company's or any such subsidiary's business or assets; (iv) all joint development or professional services agreements, and
(v) all other Contracts that are material to the Company and its subsidiaries, taken as a whole (including all agreements between the Company and any of its subsidiaries or between one or more of such subsidiaries) not otherwise listed on another section of the Company Disclosure Schedule to this Agreement.

                (b) To the knowledge of the Company, (i) each Material Contract is the legal, valid and binding obligation of each person other than the Company or a subsidiary of the Company party thereto, enforceable against each such other person in accordance with its terms, subject to any applicable bankruptcy, insolvency, reorganization, moratorium or similar laws now or hereafter in effect relating to creditors' rights generally or to general principles of equity, and (ii) no such other party thereto is in default under any Material Contract.

                SECTION 3.21. Vote Required. The affirmative vote of the holders of a majority of the outstanding Shares is the only vote of the holders of any class or series of the Company's capital stock necessary to approve and adopt this Agreement.

                SECTION 3.22. Opinion of Financial Advisor. The Fairness Opinion has not been withdrawn, revoked or modified. A true and complete copy of such opinion has been delivered to Parent.

                SECTION 3.23. Brokers. Except as set forth in Section 3.23 of the Company Disclosure Schedule, no broker, finder or investment banker (other than the Company Financial Advisor, a true and correct copy of whose engagement agreement has been provided to Parent) is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company.

                SECTION 3.24. Takeover Statutes. No "fair price," "moratorium," "control share acquisition" or other similar anti-takeover statute or regulation (each a "Takeover Statute") is applicable to the Company, the Shares, the Offer, the Merger or any of the other transactions contemplated by this Agreement.

                SECTION 3.25. Representations Complete. None of the representations or warranties made by the Company in this Agreement or any statement made in any Schedule or certificate furnished by the Company pursuant to this Agreement contains or will contain at the Effective Time, any untrue statement of a material fact, or omits or will omit at the Effective Time to state any material fact necessary in order to make the statements contained herein or therein, in the light of the circumstances under which made, not misleading.

                                    ARTICLE 4
            REPRESENTATIONS AND WARRANTIES OF PARENT AND ACQUISITION

                Parent and Acquisition hereby jointly and severally represent and warrant to the Company as follows:

                SECTION 4.1. Organization.

                (a) Each of Parent and Acquisition is duly organized, validly existing and in good standing under the laws of the State of Delaware and the State of California, respectively, and has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted.

                (b) Each of Parent and Acquisition is duly qualified or licensed and in good standing to do business in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except in such jurisdictions where the failure to be so duly qualified or licensed and in good standing would not have a Material Adverse Effect on Parent. When used in connection with Parent or Acquisition the term "Material Adverse Effect on Parent" means any circumstance, change in, or effect on Parent and its subsidiaries, that is, or is reasonably likely in the future to be, materially adverse to (i) the assets, liabilities (including contingent liabilities), business, operations, condition (financial or otherwise), earnings or results of operations of Parent and its subsidiaries, taken as a whole, or (ii) Parent's ability to consummate the Offer or the Merger or any of the other transactions contemplated hereby or by any of the other agreements executed and delivered in connection herewith.

                SECTION 4.2. Authority Relative to this Agreement. Each of Parent and Acquisition has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations under this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the boards of directors of Parent and Acquisition and by Parent as the sole stockholder of Acquisition, and no other corporate proceedings on the part of Parent or Acquisition are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by each of Parent and Acquisition and constitutes, assuming the due authorization, execution and delivery hereof by the Company, a valid, legal and binding agreement of each of Parent and Acquisition enforceable against each of Parent and Acquisition in accordance with its terms, subject to any applicable bankruptcy, insolvency, reorganization, moratorium or similar laws now or hereafter in effect relating to creditors' rights generally or to general principles of equity.

                SECTION 4.3. Information Supplied. None of the information supplied or to be supplied by Parent or Acquisition in writing for inclusion or incorporation by reference in the Offer Documents, the Schedule 14D-9 or the Proxy Statement will at the date mailed to shareholders and at the times of the meeting or meetings of shareholders of the Company to be held in connection with the Merger contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein in light of the circumstances under which they are made not misleading. Notwithstanding the foregoing, Parent makes no representation, warranty or covenant with respect to any information supplied or required to be supplied by the Company that is contained in or omitted from the Offer Documents, the Schedule 14D-9 or the Proxy Statement.

                SECTION 4.4. Consents and Approvals; No Violations. Except for filings, permits, authorizations, consents and approvals as may be required under and other applicable requirements of the Securities Act, the Exchange Act, state securities or blue sky laws, the rules and regulations of Nasdaq, the HSR Act, any filings under similar merger notification laws or regulations of foreign Governmental Entities and the filing and recordation of the Agreement of Merger or the Certificate of Ownership as required by the CCC and the Certificate of Merger or the Certificate of Ownership and Merger as required by the DGCL, no material filing with or notice to, and no material permit, authorization, consent or approval of any Governmental Entity is necessary for the execution and delivery by Parent or Acquisition of this Agreement or the consummation by Parent or Acquisition of the transactions contemplated hereby. Neither the execution, delivery and performance of this Agreement by Parent or Acquisition nor the consummation by Parent or Acquisition of the transactions contemplated hereby will (i) conflict with or result in any breach of any provision of the Certificates of Incorporation or bylaws (or similar governing documents) of Parent or Acquisition, (ii) result in a violation or breach of or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, amendment, cancellation or acceleration or Lien) under any of the terms, conditions or provisions of any material note, bond, mortgage, indenture, lease, license, contract, agreement or other instrument or obligation to which Parent or Acquisition or any of Parent's other subsidiaries is a party or by which any of them or any of their respective properties or assets are bound or (iii) violate any material order, writ, injunction, decree, law, statute, rule or regulation applicable to Parent or Acquisition or any of Parent's other subsidiaries or any of their respective properties or assets.

                SECTION 4.5. Litigation. There is no suit, claim, action, proceeding or investigation pending or, to the knowledge of Parent threatened, against Parent or any of its subsidiaries or any of their respective properties or assets before any Governmental

Entity that could reasonably be expected to prevent or delay the consummation of the transactions contemplated by this Agreement beyond the Final Date. Neither Parent nor any of its subsidiaries is subject to any outstanding order, writ, injunction or decree that could reasonably be expected to prevent or delay the consummation of the transactions contemplated hereby.

                SECTION 4.6. Brokers. No broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or Acquisition.

                SECTION 4.7. Financing. Parent and Acquisition have available (through cash on hand and existing credit arrangements or otherwise) all the funds necessary for the acquisition of all Shares and to perform their respective obligations under this Agreement, including the payment in full for all Shares validly tendered or outstanding as of the Effective Time and the payment of all fees and expenses related to the transactions that are contemplated hereby, required to be paid by them hereunder.

                SECTION 4.8. No Prior Activities. Except for obligations incurred in connection with its incorporation or organization or the negotiation and consummation of this Agreement and the transactions contemplated hereby, Acquisition has neither incurred any obligation or liability nor engaged in any business or activity of any type or kind or entered into any agreement or arrangement with any person.

                                    ARTICLE 5
                                    COVENANTS

                SECTION 5.1. Conduct of Business of the Company. Except as expressly contemplated by this Agreement or as described in Section 5.1 of the Company Disclosure Schedule, during the period from the date hereof to the Effective Time, the Company will and will cause each of its subsidiaries to (i) conduct its operations in the ordinary course of business consistent with past practice and, to the extent consistent therewith, with no less diligence and effort than would be applied in the absence of this Agreement, (ii) use its best efforts to preserve intact its current business organizations, keep available the service of its current officers and employees and preserve its relationships with customers, suppliers, distributors, lessors, creditors, employees, contractors and others having business dealings with it with the intention that its goodwill and ongoing businesses shall be unimpaired at the Effective Time, and (iii) continue to take all reasonable action that may be necessary or advisable to protect and preserve its Intellectual Property. Without limiting the generality of the foregoing, except as otherwise expressly provided in this Agreement and except as described in Section 5.1 of the Company Disclosure Schedule, prior to the Effective Time, neither the Company nor any of its subsidiaries will, without the prior written consent of Parent:

                (a) amend its Articles of Incorporation or bylaws (or other similar governing instrument);

                (b) authorize for issuance, issue, sell, deliver or agree or commit to issue, sell or deliver (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) any stock of any class or any other debt or equity securities or equity equivalents (including any stock options or stock appreciation rights), except for the issuance and sale of Shares pursuant to options granted under the Company Plans prior to the date hereof, and except for grants of options in accordance with the hiring plan set forth in Section 5.1 of the Company Disclosure Schedule;

                (c) split, combine or reclassify any shares of its capital stock, declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock, make any other actual, constructive or deemed distribution in respect of its capital stock or otherwise make any payments to shareholders in their capacity as such, or redeem or otherwise acquire any of its securities or any securities of any of its subsidiaries;

                (d) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its subsidiaries (other than the Merger);

                (e) alter through merger, liquidation, reorganization, restructuring or any other fashion the corporate structure of any subsidiary;

                (f) (i) incur or assume any long-term or short-term debt or issue any debt securities in each case, except for borrowings under existing lines of credit in the ordinary course of business consistent with past practice, or modify or agree to any amendment of the terms of any of the foregoing; (ii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person except for obligations of subsidiaries of the Company incurred in the ordinary course of business consistent with past practice; (iii) make any loans, advances or capital contributions to or investments in any other person (other than to subsidiaries of the Company or customary loans or advances to employees in each case in the ordinary course of business consistent with past practice); (iv) pledge or otherwise encumber shares of capital stock of the Company or any of its subsidiaries; or (v) mortgage or pledge any of its assets, tangible or intangible, or create or suffer to exist any Lien thereupon;

                (g) except as may be required by Applicable Law, enter into, adopt or amend or terminate any bonus, special remuneration, compensation, severance, stock option, stock purchase agreement, retirement, health, life, or disability insurance, severance or other employee benefit plan agreement, trust, fund or other arrangement for the benefit or welfare of any director, officer, employee or consultant in any manner or increase in any manner the compensation or fringe benefits of any director, officer or employee or pay any benefit not required by any plan and arrangement as in effect as of the date hereof (including the granting of stock appreciation rights or performance units);

                (h) grant any severance or termination pay to any director, officer, employee or consultant, except payments made pursuant to written agreements outstanding on the date hereof, the terms of which are completely and correctly disclosed in Section 5.1(h) of the Company Disclosure Schedule and copies of which have been provided to Parent, or as required by applicable federal, state or local law or regulations;

                (i) exercise its discretion or otherwise voluntarily accelerate the vesting of any Company Stock Option as a result of the Merger, any other change of control of the Company (as defined in the Company Plans) or otherwise;

                (j) (i) acquire, sell, lease, license, transfer or otherwise dispose of any material assets in any single transaction or series of related transactions (including in any transaction or series of related transactions having a fair market value in excess of One Hundred Thousand Dollars ($100,000) in the aggregate), other than sales of its products and non-exclusive licenses of software in the ordinary course of business consistent with past practices,
(ii) enter into any exclusive license, distribution, marketing, sales or other agreement, or (iii) sell, transfer or otherwise dispose of any Intellectual Property, or license any source code to any third party;

                (k) except as may be required as a result of a change in Applicable Law or in GAAP, change any of the accounting principles, practices or methods used by it;

                (l) revalue in any material respect any of its assets, including writing down the value of inventory or writing-off notes or accounts receivable;

                (m) (i) acquire (by merger, consolidation or acquisition of stock or assets) any corporation, partnership or other entity or division thereof or any equity interest therein; (ii) enter into any contract or agreement having a term in excess of six (6) months, or any other material contract or agreement; (iii) amend, modify or waive any right under any material contract of the Company or any of its subsidiaries; (iv) modify its standard warranty terms for its products or amend or modify any product warranties in effect as of the date hereof in any manner that is adverse to the Company or any of its subsidiaries; (v) authorize any additional or new capital expenditure or expenditures in excess of Two Hundred Fifty Thousand Dollars ($250,000) in the aggregate in any calendar quarter, with respect to those expenditures listed in the capital budget that was previously delivered to and acknowledged in writing by Parent; or (vi) authorize any new or additional manufacturing capacity expenditure or expenditures for any manufacturing capacity contracts or arrangements;

                (n) make or revoke any material tax election or settle or compromise any income tax liability in excess of One Hundred Thousand Dollars ($100,000) or permit



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

any insurance policy naming it as a beneficiary or loss-payable to expire, or to be canceled or terminated, unless a comparable insurance policy reasonably acceptable to Parent is obtained and in effect;

                (o) fail to file any Tax Returns when due (or, alternatively, fail to file for available extensions) or fail to cause such Tax Returns when filed to be complete and accurate in all material respects;

                (p) fail to pay any Taxes or other material debts when due;

                (q) settle or compromise any pending or threatened suit, action or claim that (i) relates to the transactions contemplated hereby or (ii) the settlement or compromise of which would involves more than Fifty Thousand Dollars ($50,000) or (iii) that (A) would otherwise be material to the Company and its subsidiaries or (B) relates to any Intellectual Property matters;

                (r) except for this Agreement and the transactions expressly contemplated hereby, take any action or fail to take any action that could (i) limit the utilization of any of the net operating losses, built-in losses, tax credits or other similar items of the Company or its subsidiaries under Section 382, 383, 384 or 1502 of the Code and the Treasury Regulations thereunder, or
(ii) cause any transaction in which the Company or any of its subsidiaries was a party that was intended to be treated as a reorganization under Section 368(a) of the Code to fail to qualify as a reorganization under Section 368(a) of the Code;

                (s) modify or fail in any material respect to comply with any of the Company Policies, as described in Attachment 1 to Schedule A-1;

                (t) accelerate the collection of receivables or defer the payment of payables, or modify the payment terms of any receivables or payables;

                (u) sell, securitize, factor or otherwise transfer any accounts receivable; or

                (v) take or agree in writing or otherwise to take any of the actions described in Sections 5.1(a) through 5.1(u) (and it shall not take any action that would make any of the representations or warranties of the Company contained in this Agreement (including the exhibits hereto) untrue or incorrect).

                SECTION 5.2. No Solicitation or Negotiation.

                (a) The Company, its subsidiaries and other affiliates and their respective officers and other employees with managerial responsibilities, directors, representatives (including the Financial Advisor or any other investment banker and any attorneys and accountants) and agents shall immediately cease any discussions or negotiations with any parties with respect to any Third Party Acquisition (as defined below). The Company also agrees promptly to request each person that has heretofore executed a confidentiality agreement in connection with its consideration of acquiring (whether by merger, acquisition of stock or assets or otherwise) the Company or any of its subsidiaries, if any, to return all confidential information heretofore furnished to such person by or on behalf of the Company or any of its subsidiaries. Neither the Company nor any of its affiliates shall, nor shall the Company authorize or permit any of its or their respective officers, directors, employees, representatives or agents to, directly or indirectly, encourage, solicit, participate in or initiate discussions or negotiations with or provide any information to any person or group (other than Parent and Acquisition or any designees of Parent and Acquisition) concerning any Third Party Acquisition; provided, however, that nothing herein shall prevent the Company Board from taking and disclosing to the Company's shareholders a position contemplated by Rules 14d-9 and 14e-2 promulgated under the Exchange Act with regard to any tender or exchange offer. The Company shall promptly (and in any event within one (1) business day after becoming aware thereof) (1) notify Parent in the event the Company or any of its subsidiaries or other affiliates or any of their respective officers, directors, employees or agents receives any proposal or inquiry concerning a Third Party Acquisition, including the terms and conditions thereof and the identity of the party submitting such proposal, and any request for confidential information made in connection with a potential Third Party Acquisition, (2) provide a copy of any written agreements, proposals or other materials the Company receives from any such person or group (or its representatives), and (3) advise Parent from time to time of the status, at any time upon Parent's request, and promptly following any material developments concerning the same.

                (b) Except as set forth in this Section 5.2(b), the Company Board shall not withdraw or modify its recommendation of the transactions contemplated hereby or approve or recommend, or cause or permit the Company to enter into any agreement or obligation with respect to, any Third Party Acquisition. Notwithstanding the foregoing, if the Company Board by a majority vote determines in its good faith judgment, after consultation with and based upon the advice of outside legal counsel, that it is required to do so in order to comply with its fiduciary duties, the Company Board may withdraw its recommendation of the transactions contemplated hereby or approve or recommend a Superior Proposal, but in each case only (i) after providing written notice to Parent (a "Notice of Superior Proposal") advising Parent that the Company Board has received a Superior Proposal, specifying the material terms and conditions of such Superior Proposal and identifying the person making such Superior Proposal and (ii) if Parent does not, within ten (10) business days of Parent's receipt of the Notice of Superior Proposal, make an offer that the Company Board by a majority vote determines in its good faith judgment (based on the written advice of a financial advisor of nationally recognized reputation) to be at least as favorable to the Company's shareholders as such Superior Proposal; provided, however, that the Company shall not be entitled to enter into any binding agreement with respect to a Superior Proposal unless concurrently therewith this Agreement is terminated by its terms pursuant to Section 7.1 and the Company pays all amounts due to Parent pursuant to Section 7.3. Any disclosure that the Company Board may be compelled to make with respect to the receipt of a proposal for a Third Party Acquisition or otherwise in order to comply with its fiduciary duties or Rule 14d-9 or 14e-2 will not constitute a violation of this Agreement, provided that such disclosure states that no action will be taken by the Company Board in violation of this Agreement.

                (c) For the purposes of this Agreement, "Third Party Acquisition" means the occurrence of any of the following events: (i) the acquisition of the Company by merger or otherwise by any person (which includes a "person" as such term is defined in Section 13(d)(3) of the Exchange Act) other than Parent, Acquisition or any affiliate thereof (a "Third Party"); (ii) the acquisition by a Third Party of any material portion (which shall include fifteen percent (15%) or more) of the assets of the Company and its subsidiaries taken as a whole, other than the sale of its products in the ordinary course of business consistent with past practices; (iii) the acquisition by a Third Party of fifteen percent (15%) or more of the outstanding Shares; (iv) the adoption by the Company of a plan of liquidation or the declaration or payment of an extraordinary dividend; (v) the repurchase by the Company or any of its subsidiaries of more than ten percent (10%) of the outstanding Shares; or (vi) the acquisition (or any group of acquisitions) by the Company or any of its subsidiaries by merger, purchase of stock or assets, joint venture or otherwise of a direct or indirect ownership interest or investment in any business (or businesses) whose annual revenues, net income or assets is equal or greater than ten percent (10%) of the annual revenues, net income or assets of the Company. For purposes of this Agreement, a "Superior Proposal" means any bona fide proposal (1) to acquire, directly or indirectly, for consideration consisting solely of cash and/or publicly traded securities, all of the Shares then outstanding, or all or substantially all the assets, of the Company, (2) that is fully financed and contains terms and conditions that the Company Board by a majority vote determines in its good faith judgment (based on the written advice of the Financial Advisor or another financial advisor of nationally recognized reputation) to be more favorable to the Company's shareholders than the Merger,
(3) that the Company Board by a majority vote determines in its good faith judgment (following and based on the written advice of the Financial Advisor or another financial advisor of nationally recognized reputation and its legal and other advisors) to be reasonably capable of being completed (taking into account all legal, financial, regulatory and other aspects of the proposal and the person making the proposal), and (4) that does not contain a "right of first refusal" or "right of first offer" with respect to any proposal that Parent may make and (5) that does not contain any financing or "due diligence" condition.

                SECTION 5.3. Meeting of Shareholders.

                (a) The Company shall, following the acceptance for payment of Shares by Acquisition pursuant to the Offer, take all actions necessary in accordance with the CCC and its Articles of Incorporation and bylaws to duly call, give notice of, convene and hold a meeting of its shareholders as promptly as practicable to consider and vote upon the adoption and approval of this Agreement and the transactions contemplated hereby (the "Meeting"). The shareholder vote required for the adoption and approval of the transactions contemplated by this Agreement shall be the vote required by the CCC and the Company's Articles of Incorporation and bylaws. The Company will, through the Company Board, recommend to its shareholders approval of such matters subject to the provisions of Section 5.2(b). The Company shall, promptly after payment for the tendered shares by Acquisition pursuant to the Offer, prepare and file with the SEC the Proxy Statement for the solicitation of a vote of the holders of Shares approving the Merger, which, subject to the provisions of Section 5.2(b), shall include the recommendation of the Company Board that shareholders of the Company vote in favor of the approval and adoption of this Agreement and the written opinion of the Financial Advisor that the consideration to be received by the shareholders of the Company pursuant to the Offer and the Merger is fair to such shareholders from a financial point of view. The Company shall use all reasonable efforts to have the Proxy Statement cleared by the SEC as promptly as practicable after such filing, and promptly thereafter mail the Proxy Statement to the shareholders of the Company. Whenever any event occurs which is required to be set forth in an amendment or supplement to the Proxy Statement, the Company or Parent, as the case may be, will promptly inform the other of such occurrence and cooperate in filing with the SEC or its staff or any other government officials, and/or mailing to shareholders of the Company, such amendment or supplement. Notwithstanding anything to the contrary contained in this Agreement, the Company may adjourn or postpone (i) the Meeting to the extent necessary to ensure that any necessary supplement or amendment to the Proxy Statement is provided to the Company's shareholders in advance of a vote on the Merger and this Agreement, or (ii) the time for which the Meeting is originally scheduled (as set forth in the Proxy Statement), if there are insufficient Shares represented, either in person or by proxy, to constitute a quorum necessary to conduct the business of the Meeting. Notwithstanding the foregoing, in the event that Parent, Acquisition or any other subsidiary of Parent, shall acquire at least ninety percent (90%) of the Shares pursuant to the Offer or otherwise, each of the parties hereto shall take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after such acquisition, without a meeting of shareholders in accordance with Section 1110 of the CCC.

                (b) Each of Parent and Acquisition agrees to (and Parent shall cause Acquisition to) vote in favor of the Merger all Shares purchased pursuant to the Offer and all other Shares owned by Parent or any other subsidiary of Parent.

                SECTION 5.4. Access to Information.

                (a) Between the date hereof and the Effective Time, the Company will give Parent and its authorized representatives reasonable access during normal business hours to all employees, plants, offices, warehouses and other facilities, to all books and records and all personnel files of current employees of the Company and its subsidiaries as Parent may reasonably require, and will cause its officers and those of its subsidiaries to furnish Parent with such financial and operating data and other information with respect to the business and properties of the Company and its subsidiaries as Parent may from time to time reasonably request. Between the date hereof and the Effective Time, Parent shall make available to the Company, as reasonably requested by the Company, a designated officer of Parent to answer questions and make available such information regarding Parent and its subsidiaries as is reasonably requested by the Company taking into account the nature of the transactions contemplated by this Agreement.

                (b) Between the date hereof and the Effective Time, the Company shall furnish to Parent (i) within two (2) business days following preparation thereof (and in any event within twenty (20) business days after the end of each month) an unaudited balance sheet as of the end of such month and the related statements of earnings, stockholders' equity (deficit) and cash flows, (ii) within two (2) business days following preparation thereof (and in any event within twenty (20) business days after the end of each fiscal quarter) an unaudited balance sheet as of the end of such quarter and the related statements of earnings, stockholders' equity (deficit) and cash flows for the quarter then ended, with condensed notes to such financial statements, and (iii) within two
(2) business days following preparation thereof (and in any event within ninety
(90) calendar days after the end of each fiscal year) an audited balance sheet as of the end of such year and the related statements of earnings, stockholders' equity (deficit) and cash flows, all of such financial statements referred to in clauses (i), (ii) and (iii) to prepared in accordance with GAAP in conformity with the practices consistently applied by the Company with respect to such financial statements. All the foregoing shall be in accordance with the books and records of the Company and shall fairly present its financial position (taking into account the differences between the monthly, quarterly and annual financial statements prepared by the Company in conformity with its past practices) as of the last day of the period then ended.

                (c) Each of the parties hereto will hold, and will cause its consultants and advisers to hold, in confidence all documents and information furnished to it by or on behalf of another party to this Agreement in connection with the transactions contemplated by this Agreement pursuant to the terms of that certain Corporate Nondisclosure Agreement Number 18694 entered into between the Company and Parent.

                SECTION 5.5. Certain Filings; Reasonable Efforts.

                (a) Subject to the terms and conditions herein provided, including Section 5.2(b), each of the parties hereto agrees to use all reasonable efforts to take or cause to be taken all action and to do or cause to be done all things reasonably necessary, proper or advisable under Applicable Law to consummate and make effective the transactions contemplated by this Agreement, including using all reasonable efforts to do the following, (i) cooperate in the preparation and filing of the Proxy Statement and any amendments thereto, any filings that may be required under the HSR Act and any filings under similar merger notification laws or regulations of foreign Governmental Entities; (ii) obtain consents of all third parties (including those referenced in Section 3.15(k) of the Company Disclosure Schedule) and Governmental Entities necessary, proper, advisable or reasonably requested by Parent or the Company, for the consummation of the transactions contemplated by this Agreement (but subject to the last sentence of Section 5.5(b) below); (iii) contest any legal proceeding relating to the Merger; and (iv) execute any additional instruments necessary to consummate the transactions contemplated hereby. Subject to the terms and conditions of this Agreement, Parent and Acquisition agree to use all reasonable efforts to cause the Effective Time to occur as soon as practicable after the Company shareholder vote with respect to the Merger or the purchase by Acquisition of ninety percent (90%) or more of the outstanding Shares pursuant to the Offer. The Company agrees to use all reasonable efforts to encourage its employees to accept any offers of employment extended by Parent. If at any time after the Effective Time any further action is necessary to carry out the purposes of this Agreement the proper officers and directors of each party hereto shall take all such necessary action.

                (b) Parent and the Company will consult and cooperate with one another, and consider in good faith the views of one another, in connection with any analyses, appearances, presentations, letters, white papers, memoranda, briefs, arguments, opinions or proposals made or submitted by or on behalf of any party hereto in connection with proceedings under or relating to the HSR Act or any other foreign, federal, or state antitrust, competition, or fair trade law. In this regard but without limitation, each party hereto shall promptly inform the other of any material communication between such party and the Federal Trade Commission, the Antitrust Division of the United States Department of Justice, or any other federal, foreign or state antitrust or competition Governmental Entity regarding the transactions contemplated herein. Nothing in the Agreement, however, shall require or be construed to require any party hereto, in order to obtain the consent or successful termination of any review of any such Governmental Entity regarding the transactions contemplated hereby, to (i) sell or hold separate, or agree to sell or hold separate, before or after the Effective Time, any assets, businesses or any interests in any assets of businesses, of Parent, the Company or any of their respective affiliates (or to consent to any sale, or agreement to sell, by Parent or the Company, of any assets or businesses, or any interests in any assets or businesses), or any change in or restriction on the operation by Parent or the Company of any assets or businesses, or (ii) enter into any agreement or be bound by any obligation that, in Parent's good faith judgment, may have an adverse effect on the benefits to Parent of the transactions contemplated by this Agreement.

                (c) Prior to Closing, the Company will use all reasonable efforts to (i) obtain proper assignments (including assignments from inventors) with respect to, and register the Company as the proper owner of, all of its patents and trademarks, including without limitation the patents and trademarks acquired in connection with the acquisition of the Omnipoint Technologies business; and (ii) obtain from any third party that may have a security interest in any of the Intellectual Property a termination of security interest and file such terminations in the appropriate jurisdictions.

                SECTION 5.6. Public Announcements. Neither Parent, Acquisition nor the Company shall issue any press release or otherwise make any public statements with respect to the transactions contemplated by this Agreement, including the Merger, or any Third Party Acquisition, without the prior consent of Parent and Acquisition (in the case of the Company) or the Company (in the case of Parent or Acquisition), which consent may be given or withheld in any party's sole discretion, except (i) as may be required by Applicable Law, or by the rules and regulations of, or pursuant to any agreement with, the Nasdaq National Market, or (ii) following a change, if any, of the Company Board's recommendation of the Merger (in accordance with Section 5.2(b)). The first public announcement of this Agreement, the Offer and the Merger shall be a joint press release agreed upon by Parent, Acquisition and the Company.

                SECTION 5.7. Indemnification and Directors' and Officers' Insurance.

                (a) After the acceptance of Shares for payment in the Offer, the Company shall indemnify and hold harmless (and shall also advance expenses as incurred to the fullest extent permitted under Applicable Law to), to the extent not covered by insurance, each person who is now or has been prior to the date hereof or who becomes prior to the Effective Time an officer or director of the Company or any of the Company's subsidiaries (the "Indemnified Persons") against
(i) all losses, claims, damages, costs, expenses (including counsel fees and expenses), settlement, payments or liabilities arising out of or in connection with any claim, demand, action, suit, proceeding or investigation based in whole or in part on or arising in whole or in part out of the fact that such person is or was an officer or director of the Company or any of its subsidiaries, whether or not pertaining to any matter existing or occurring at or prior to the Effective Time and whether or not asserted or claimed prior to or at or after the Effective Time ("Indemnified Liabilities"); and (ii) all Indemnified Liabilities based in whole or in part on or arising in whole or in part out of or pertaining to this Agreement or the transactions contemplated hereby, in each case to the fullest extent required or permitted under Applicable Law. Nothing contained herein shall make Parent, Acquisition, the Company or the Surviving Corporation, an insurer, a co-insurer or an excess insurer in respect of any insurance policies which may provide coverage for Indemnified Liabilities, nor shall this Section 5.7 relieve the obligations of any insurer in respect thereto. The parties hereto intend, to the extent not prohibited by Applicable Law, that the indemnification provided for in this Section 5.7 shall apply without limitation to negligent acts or omissions by an Indemnified Person. Each Indemnified Person is intended to be a third party beneficiary of this Section
5.7 and may specifically enforce its terms. This Section 5.7 shall not limit or otherwise adversely affect any rights any Indemnified Person may have under any agreement with the Company or under the Company's Articles of Incorporation or bylaws as presently in effect.

                (b) From and after the Effective Time, the Parent shall cause the Surviving Corporation to fulfill and honor in all respects the obligations of the Company pursuant to any indemnification agreements between the Company and its directors and officers as of or prior to the date hereof (or indemnification agreements in the Company's customary form for directors joining the Company Board prior to the Effective Time) and any indemnification provisions under the Company's Articles of Incorporation or bylaws as in effect immediately prior to the Effective Time. The Surviving Corporation's aggregate obligation to indemnify and hold harmless all Indemnified Persons for all matters to which such Indemnified Persons may be entitled to be indemnified or held harmless under subsections (a) and (b) of this Section 5.7 shall in no event exceed the net worth of the Company at the Effective Time.

                (c) For a period of six (6) years after the Effective Time, Parent will maintain or cause the Surviving Corporation to maintain in effect, if available, directors' and officers' liability insurance covering those persons who, as of immediately prior to the Effective Time, are covered by the Company's directors' and officers' liability insurance policy (the "Insured Parties") on terms no less favorable to the Insured Parties than those of the Company's present directors' and officers' liability insurance policy; provided, however, that in no event will Parent or the Company be required to expend in excess of two hundred percent (200%) of the annual premium currently paid by the Company for such coverage (or such coverage as is available for two hundred percent (200%) of such annual premium); provided further, that, in lieu of maintaining such existing insurance as provided above, Parent, at its election, may cause coverage to be provided under any policy maintained for the benefit of Parent or any of its subsidiaries, so long as the terms are not materially less advantageous to the intended beneficiaries thereof than such existing insurance.

                (d) Neither Parent nor any of its Affiliates shall be obligated to guarantee the payment or performance of the Company's obligations under clauses (a) or (b) of this Section 5.7 so long as the Company honors such obligations to the extent of its net worth at the Effective Time, and neither Parent nor any such Affiliate shall have any liability or obligation to any Indemnified Person arising from the Company's breach of, or inability to perform its obligations under, such clauses in excess of the difference between the net worth of the Company at the Effective Time and the aggregate of all amounts paid by the Company in satisfaction of such obligations. The provisions of this
Section 5.7 are intended to be for the benefit of, and will be enforceable by, each person entitled to indemnification hereunder and the heirs and representatives of such person. Parent will not permit the Company to merge or consolidate with any other Person unless the Company will ensure that the surviving or resulting entity assumes the obligations imposed by this Section 5.7.

                SECTION 5.8. Notification of Certain Matters. The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of (i) the occurrence or nonoccurrence of any event the occurrence or nonoccurrence of which has caused or would be likely to cause any representation or warranty contained in this Agreement by such first party to be untrue or inaccurate in any material respect at or prior to the Effective Time and (ii) any material failure by such first party to comply with or satisfy in any material respect any covenant condition or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Section 5.8 shall not cure such breach or non-compliance or limit or otherwise affect the remedies available hereunder to the party receiving such notice.

                SECTION 5.9. Additions to and Modification of Company Disclosure Schedule. Concurrently with the execution and delivery of this Agreement, the Company has delivered a Company Disclosure Schedule that includes all of the information required by the relevant provisions of this Agreement. In addition, the Company shall deliver to Parent and Acquisition such additions to or modifications of any Sections of the Company Disclosure Schedule necessary to make the information set forth therein true, accurate and complete in all material respects as soon as practicable after such information is available to the Company after the date of execution and delivery of this Agreement; provided, however, that such disclosure shall not be deemed to constitute an exception to its representations and warranties under Article 3, nor limit the rights and remedies of Parent and Acquisition under this Agreement for any breach by the Company of such representation and warranties.

                SECTION 5.10. Access to Company Employees. The Company agrees to provide Parent with, and to cause each of its subsidiaries to provide Parent with, reasonable access to its employees during normal working hours following the date of this Agreement, to among other things, deliver offers of continued employment and to provide information to such employees about Parent.

                SECTION 5.11. Company Compensation and Benefit Plans.

                (a) The Company agrees to take all actions necessary to terminate the Company's 401(k) Plan, effective prior to the Closing Date, as requested in writing by Parent.

                (b) The Company shall take all actions necessary to ensure that, on and after the date of this Agreement, no further options will be granted under the Company's 1997 Patent Award Stock Option Plan.

                (c) From and after the date hereof, the Company agrees that with respect to each grant of a Company Stock Option in connection with an offer of employment for a new employee, such grant will not include or be subject to any change of control provisions and will not be in an amount in excess of such grants made to new employees of a similar grade, consistent with past practices, unless approved by Parent and set forth in Section 5.11 of the Company Disclosure Schedule.

                (d) The offering, extended offering and purchase periods under the Company's employee stock purchase plan shall end at the earlier of April 30, 2001 or the first date on which Acquisition has accepted Shares for payment pursuant to the Offer. With respect to the Company's employee stock purchase plan, the Company shall not commence any new offering, extended offering or purchase period, and shall not permit any participant to increase the rate of his or her payroll deductions under the plan.

                (e) The Company agrees to cause the Company Board to adopt all resolutions reasonably necessary or appropriate to further the purposes of subsections (a) through (d) of this Section 5.11 and provide that all Assumed Options outstanding under each Company Plan can be assumed by Parent.

                SECTION 5.12. Statement of Cash and Net Working Capital. Prior to the close of business on each alternate Monday, commencing with January 22, 2001, until the first date on which Acquisition accepts Shares for payment pursuant to the Offer, the Company shall provide to Parent, in electronic form, a detailed statement, certified by the Company's Chief Financial Officer, showing the Company's estimated Total Cash and Net Working Capital (as such terms are defined in and calculated pursuant to Annex A and Schedule A-1) as of the close of business on the previous Friday. In addition, at any time that Parent is preparing for the first acceptance of Shares for payment pursuant to the Offer Parent may request that the Company provide such a statement as of a date requested by Parent (the "Final Statement Date"), and the Company shall provide such statement within 48 hours after receipt of such request. Parent and its accountants shall be given full access to the books and records of the Company to verify the information set forth in such statements and the Company shall cause its officers and employees to cooperate with Parent and its accountants in connection with such verification efforts.

                SECTION 5.13. Takeover Statutes. If any Takeover Statute is or may become applicable to the Offer, the Merger or any of the other transactions contemplated by this Agreement or the Stock Option Agreement, the Company and the Company Board shall promptly grant such approvals and take such lawful actions as are necessary so that such transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement or the Stock Option Agreement, as the case may be, or by the Offer or the Merger, as the case may be, and otherwise take such lawful actions to eliminate or minimize the effects of such statute, and any regulations promulgated thereunder, on such transactions.

                                    ARTICLE 6
                    CONDITIONS TO CONSUMMATION OF THE MERGER

                SECTION 6.1. Conditions to Each Party's Obligations to Effect the Merger. The respective obligations of each party hereto to effect the Merger are subject to the satisfaction at or prior to the Effective Time of the following conditions:

                (a) this Agreement and the Merger shall have been approved and adopted by the requisite vote of the shareholders of the Company;

                (b) no statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or enforced by any United States federal or state court or United States federal or state Governmental Entity that prohibits, restrains, enjoins or restricts the consummation of the Merger;

                (c) any waiting period applicable to the Merger under the HSR Act or any other foreign, federal, or state antitrust, competition, or fair trade law shall have terminated or expired;

                (d) any governmental or regulatory notices, approvals or other requirements necessary to consummate the transactions contemplated hereby and to operate the business of the Company and its subsidiaries after the Effective Time in all material respects as it was operated prior thereto (other than under the HSR Act) shall have been given, obtained or complied with, as applicable;

                (e) the Proxy Statement, if required to be prepared and disseminated to the Company's shareholders, shall have been cleared by the SEC and shall not be the subject of any stop order; and

                (f) Acquisition or its affiliates shall have purchased all Shares validly tendered and not withdrawn pursuant to the Offer; provided, however, that neither Parent nor Acquisition may invoke this condition if Acquisition shall have failed to purchase Shares so tendered and not withdrawn in violation of the terms of this Agreement or the Offer.

                SECTION 6.2. Conditions to Obligations of the Company. The obligation of the Company to effect the Merger is subject to the satisfaction at or prior to the Effective Time of the following conditions:

                (a) the representations and warranties of Parent and Acquisition contained in this Agreement shall be true and correct (except to the extent that the aggregate of all breaches thereof would not have a Material Adverse Effect on Parent) at and as of the Effective Time with the same effect as if made at and as of the Effective Time (except to the extent such representations specifically relate to an earlier date, in which case such representations shall be true and correct as of such earlier date, and in any event, subject to the foregoing Material Adverse Effect qualification) and, at the Closing, Parent and Acquisition shall have delivered to the Company a certificate to that effect, executed by an executive officer of Parent and Acquisition; and

                (b) each of the covenants and obligations of Parent and Acquisition to be performed at or before the Effective Time pursuant to the terms of this Agreement shall have been duly performed in all material respects at or before the Effective Time and, at the Closing, Parent and Acquisition shall have delivered to the Company a certificate to that effect, executed by an executive officer of Parent and Acquisition.

                SECTION 6.3. Conditions to Obligations of Parent and Acquisition. The respective obligations of Parent and Acquisition to effect the Merger are subject to the satisfaction at or prior to the Effective Time of the following conditions:

                (a) the representations and warranties of the Company contained in this Agreement shall be true and correct (except to the extent that the aggregate of all breaches thereof would not have a Material Adverse Effect on the Company) at and as of the Effective Time with the same effect as if made at and as of the Effective Time (except to the extent such representations specifically relate to an earlier date, in which case such representations shall be true and correct as of such earlier date, and in any event, subject to the foregoing Material Adverse Effect qualification), and, at the Closing, the Company shall have delivered to Parent and Acquisition a certificate to that effect, executed by an executive officer of the Company;

                (b) each of the covenants and obligations of the Company to be performed at or before the Effective Time pursuant to the terms of this Agreement shall have been duly performed in all material respects at or before the Effective Time and, at the Closing, the Company shall have delivered to Parent and Acquisition a certificate to that effect, executed by an executive officer of the Company;

                (c) there shall have been no events, changes or effects, individually or in the aggregate, with respect to the Company or its subsidiaries having, or that would reasonably be expected to have, a Material Adverse Effect on the Company; and

                (e) in connection with the compliance by Parent or Acquisition with any Applicable Law (including the HSR Act) or obtaining the consent or approval of any Governmental entity whose consent or approval may be required to consummate the transactions contemplated by this Agreement, Parent shall not be
(i) required, or be construed to be required, to sell or divest any assets or business or to restrict and business operations in order to obtain the consent or successful termination of any review of any such Governmental Entity regarding the transactions contemplated hereby, or (ii) prohibited from owning, and no material limitation shall be imposed on Parent's ownership of, any material portion of the Company's business or assets.

                                    ARTICLE 7
                         TERMINATION; AMENDMENT; WAIVER

                SECTION 7.1. Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time whether before or after approval and adoption of this Agreement by the Company's shareholders:

                (a) by mutual written consent of Parent, Acquisition and the Company;

                (b) by Parent and Acquisition or the Company if (i) any court of competent jurisdiction in the United States or other United States federal or state Governmental Entity shall have issued a final order, decree or ruling, or taken any other final action, restraining, enjoining or otherwise prohibiting the Merger and such order, decree, ruling or other action is or shall have become nonappealable or (ii) the Merger has not been consummated by May 15, 2001 (as the case may be, the "Final Date"); provided that no party may terminate this Agreement pursuant to this clause (ii) if such party's failure to fulfill any of its obligations under this Agreement shall have been a principal reason that the Effective Time shall not have occurred on or before said date;

                (c) by the Company if (i) there shall have been a breach of any representations or warranties on the part of Parent or Acquisition set forth in this Agreement or if any representations or warranties of Parent or Acquisition shall have become untrue, such that the conditions set forth in Section 6.2(a) would be incapable of being satisfied by the Final Date, provided that the Company has not breached any of its obligations hereunder in any material respect; (ii) there shall have been a breach by Parent or Acquisition of any of their respective covenants or agreements hereunder having a Material Adverse Effect on Parent or materially adversely affecting (or materially delaying) the ability of Parent, Acquisition or the Company to consummate the Offer or the Merger, and Parent or Acquisition, as the case may be, has not cured such breach within fifteen (15) business days after notice by the Company thereof, provided that the Company has not breached any of its obligations hereunder in any material respect; or (iii) the Company Board has received a Superior Proposal, has complied with the provisions of Section 5.2(b), and has made the payment called for by Section 7.3(a);

                (d) by Parent and Acquisition if (i) there shall have been a breach of any representations or warranties on the part of the Company set forth in this Agreement or if any representations or warranties of the Company shall have become untrue, such that the conditions set forth in Section 6.3(a) would be incapable of being satisfied by the Final Date, provided that neither Parent nor Acquisition has breached any of their respective obligations hereunder in any material respect; (ii) there shall have been a breach by the Company of one or more of its covenants or agreements hereunder having a Material Adverse Effect on the Company (or, in the case of Section 5.2, any material breach thereof) or materially adversely affecting (or materially delaying) the ability of Parent, Acquisition or the Company to consummate the Offer or the Merger, and the Company has not cured such breach within fifteen (15) business days after notice by Parent or Acquisition thereof, provided that neither Parent nor Acquisition has breached any of their respective obligations hereunder in any material respect; (iii) the Company Board shall have recommended to the Company's shareholders a Superior Proposal; (iv) the Company Board shall have withdrawn or adversely modified its approval or recommendation of this Agreement, the Offer or the Merger; or (v) at any time after the first date on which Acquisition has accepted Shares for payment pursuant to the Offer, the Company Board (with the concurrence of, or because of the vote of, one or more of the Continuing Directors) shall have ceased using all reasonable efforts to call, give notice of, or convene or hold the Meeting as promptly as practicable or shall have adopted a resolution not to effect any of the foregoing;

                (e) by the Company, if Acquisition shall have failed to commence the Offer within ten (10) business days following the date of the initial public announcement of the Offer or if, by the applicable date set forth in the first paragraph of Annex A, Acquisition shall have terminated the Offer; provided, however, that the right to terminate this Agreement pursuant to this subsection
(e) shall not be available to the Company if it has breached in any material respect its obligations under this Agreement that in any manner shall have proximately contributed in any material respect to a failure referenced in this subsection (e); or

                (f) by Parent and Acquisition, if, due to an occurrence that if occurring after the commencement of the Offer would result in a failure to satisfy any of the conditions set forth in Annex A, Acquisition shall have failed to commence the Offer within ten (10) business days following the date of the initial public announcement of the Offer or if Acquisition shall have terminated the Offer in accordance with the provisions of Annex A; provided, however, that the right to terminate this Agreement pursuant to this subsection
(f) shall not be available to Parent and Acquisition if either of them has breached in any material respect its obligations under this Agreement in any manner that shall have proximately contributed in any material respect to the failure to commence or termination of the Offer.

                SECTION 7.2. Effect of Termination. In the event of the termination and abandonment of this Agreement pursuant to Section 7.1, this Agreement shall forthwith become void and have no effect without any liability on the part of any party hereto or its affiliates, directors, officers or stockholders other than the provisions of this Section 7.2 and Sections 5.4(c) and 7.3 hereof. Nothing contained in this Section 7.2 shall relieve any party from liability for any breach of this Agreement prior to such termination.

                SECTION 7.3. Fees and Expenses.

                        (a) In the event that this Agreement shall be terminated pursuant to:

                (i) Section 7.1(c)(iii) or 7.1(d)(iii), (iv) or (v); or

                (ii) Section 7.1(d)(i) or (ii) or Section 7.1(f) due to the Minimum Condition not being satisfied, and either (A) at the time of such termination, there is outstanding a proposal by a Third Party to consummate, or a Third Party shall have publicly announced a plan or proposal with respect to, a Company Acquisition, or (B) within twelve (12) months thereafter the Company enters into an agreement with respect to a Company Acquisition or a Company Acquisition occurs involving any Third Party (or any affiliate thereof);

Parent and Acquisition would suffer direct and substantial damages, which damages cannot be determined with reasonable certainty. To compensate Parent and Acquisition for such damages the Company shall pay to Parent the amount of Twenty-Four Million Dollars ($24,000,000) as liquidated damages immediately upon the occurrence of the event described in this Section 7.3(a) giving rise to such damages. It is specifically agreed that the amount to be paid pursuant to this
Section 7.3(a) represents liquidated damages and not a penalty.

                (b) Upon the termination of this Agreement pursuant to Section 7.1(b)(ii) (but only if due to a failure of the conditions set forth in paragraphs (b)(iv), (b)(v), (b)(vi) or (b)(vii) of Annex A), Section 7.1(c)(iii), or Section 7.1(d)(i), (ii), (iii),

(iv) or (v) or 7.1(f), in addition to any other remedies that Parent, Acquisition or their affiliates may have as a result of such termination (including pursuant to Section 7.3(a)), the Company shall pay to Parent the amount of Five Million Dollars ($5,000,000) as reimbursement for the costs, fees and expenses incurred by any of them or on their behalf in connection with this Agreement, the Offer, the Merger and the consummation of all transactions contemplated by this Agreement (including fees payable to investment bankers, counsel to any of the foregoing and accountants); provided, however, that if Parent requests reimbursement for such costs, fees and expenses in excess of Two Million Dollars ($2,000,000), Parent shall accompany such request with invoices or other reasonable evidence of its or Acquisition's payment of such costs, fees and expenses. If such request for reimbursement of such costs, fees and expenses is in excess of Two Million Dollars ($2,000,000), the Company shall pay to Parent Two Million Dollars ($2,000,000) promptly after Parent has requested reimbursement pursuant to this subsection (b), and shall pay any balance promptly following receipt of such invoices or other evidence. Notwithstanding any of the foregoing, Parent shall not be entitled to receive more than Five Million Dollars ($5,000,000) pursuant to this subsection (b).

                (c) Upon the termination of this Agreement pursuant to Section 7.1(c)(i) or (ii), in addition to any other remedies that the Company or its affiliates may have as a result of such termination, Parent shall pay to the Company the amount of Five Million Dollars ($5,000,000) as reimbursement for the costs, fees and expenses incurred by any of them or on their behalf in connection with this Agreement, the Offer, the Merger and the consummation of all transactions contemplated by this Agreement (including fees payable to investment bankers, counsel to any of the foregoing and accountants); provided, however, that if the Company requests reimbursement for such costs, fees and expenses in excess of Two Million Dollars ($2,000,000), the Company shall accompany such request with invoices or other reasonable evidence of its payment of such costs, fees and expenses. If such request for reimbursement of such costs, fees and expenses is in excess of Two Million Dollars ($2,000,000), Parent shall pay to the Company Two Million Dollars ($2,000,000) promptly after the Company has requested reimbursement pursuant to this subsection (c), and shall pay any balance promptly following receipt of such invoices or other evidence. Notwithstanding any of the foregoing, the Company shall not be entitled to receive more than Five Million Dollars ($5,000,000) pursuant to this subsection (c).

                (d) Except as specifically provided in this Section 7.3, each party shall bear its own expenses in connection with this Agreement and the transactions contemplated hereby.

                (e) Each of the Company, Parent and Acquisition acknowledge that the agreements contained in this Article 7 (including this Section 7.3) are an integral part of the transactions contemplated by this Agreement and that, without these agreements, Company, Parent and Acquisition would not enter into this Agreement. Accordingly, if the Company fails promptly to pay the amounts required pursuant to Section 7.3 when due (including circumstances where, in order to obtain such payment Parent or Acquisition commences a suit that results in a final nonappealable judgment against the Company for such amounts), the Company shall pay to Parent or Acquisition (i) their costs and expenses (including attorneys' fees) in connection with such suit and (ii) interest on the amount that was determined to be due and payable hereunder at the rate announced by Citibank, N.A. as its "reference rate" in effect on the date such payment was required to be made.

                SECTION 7.4. Amendment. This Agreement may be amended by action taken by the Company, Parent and Acquisition at any time before or after approval of the Merger by the shareholders of the Company, but after any such approval no amendment shall be made that requires the approval of such shareholders under Applicable Law without such approval. This Agreement (including, subject to Section 5.9, the Company Disclosure Schedule) may be amended only by an instrument in writing signed on behalf of the parties hereto.

                SECTION 7.5. Extension; Waiver. At any time prior to the Effective Time, each party hereto may (i) extend the time for the performance of any of the obligations or other acts of the other party, (ii) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document certificate or writing delivered pursuant hereto or
(iii) waive compliance by the other party with any of the agreements or conditions contained herein. Any agreement on the part of any party hereto to any such extension or waiver shall be valid only if set forth in an instrument, in writing, signed on behalf of such party. The failure of any party hereto to assert any of its rights hereunder shall not constitute a waiver of such rights.

                                    ARTICLE 8
                                  MISCELLANEOUS

                SECTION 8.1. Nonsurvival of Representations and Warranties. The representations and warranties made herein shall not survive beyond the Effective Time or a termination of this Agreement. This Section 8.1 shall not limit any covenant or agreement of the parties hereto that by its terms requires performance after the Effective Time.

                SECTION 8.2. Entire Agreement; Assignment. This Agreement (including the Company Disclosure Schedule) (a) constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes all other prior and contemporaneous agreements and understandings both written and oral between the parties with respect to the subject matter hereof and (b) shall not be assigned by operation of law or otherwise; provided, however, that Acquisition may assign any or all of its rights and obligations under this Agreement to any wholly owned subsidiary of Parent, but no such assignment shall relieve Acquisition of its obligations hereunder if such assignee does not perform such obligations.

                SECTION 8.3. Validity. If any provision of this Agreement or the application thereof to any person or circumstance is held invalid or unenforceable, the remainder of this Agreement and the application of such provision to other persons or circumstances shall not be affected thereby and to such end the provisions of this Agreement are agreed to be severable.

                SECTION 8.4. Notices. All notices and other communications pursuant to this Agreement shall be in writing and shall be deemed given if delivered personally, telecopied, sent by nationally-recognized overnight courier or mailed by registered or certified mail (return receipt requested), postage prepaid, to the parties at the addresses set forth below or to such other address as the party to whom notice is to be given may have furnished to the other parties hereto in writing in accordance herewith. Any such notice or communication shall be deemed to have been delivered and received (i) in the case of personal delivery, on the date of such delivery, (ii) in the case of telecopier, on the date sent if confirmation of receipt is received and such notice is also promptly mailed by registered or certified mail (return receipt requested), (iii) in the case of a nationally-recognized overnight courier in circumstances under which such courier guarantees next business day delivery, on the next business day after the date when sent and (iv) in the case of mailing, on the third business day following that on which the piece of mail containing such communication is posted:

               if to Parent or Acquisition:  Intel Corporation
                                             2200 Mission College Boulevard
                                             Santa Clara, California 95052
                                             Telecopier: (408) 765-1859
                                             Attention: General Counsel

               and:                          Intel Corporation
                                             2200 Mission College Boulevard
                                             Santa Clara, California 95052
                                             Telecopier: (408) 765-8871
                                             Attention: Treasurer

               with a copy to:               Weil, Gotshal & Manges LLP
                                             2882 Sand Hill Road
                                             Suite 280
                                             Menlo Park, California 94025
                                             Telecopier: (650) 854-3713
                                             Attention: Richard S. Millard

               if to the Company to:         Xircom, Inc.
                                             2300 Corporate Center Drive
                                             Thousand Oaks, California 91320
                                             Telecopier: (805) 376-9311
                                             Attention: Chief Financial Officer
               with a copy to:               Gibson Dunn & Crutcher LLP
                                             4 Park Plaza
                                             Irvine, California 92614
                                             Telecopier: (949) 475-4648
                                             Attention: Thomas Magill

or to such other address as the person to whom notice is given may have previously furnished to the others in writing in the manner set forth above.

                SECTION 8.5. Governing Law and Venue; Waiver of Jury Trial.

                (a) THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF DELAWARE WITHOUT REGARD TO THE CONFLICT OF LAW PRINCIPLES THEREOF. The parties hereby irrevocably submit to the jurisdiction of the courts of the State of Delaware and the Federal courts of the United States of America located in the State of Delaware solely in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the transactions contemplated hereby, and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or of any such document, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the parties hereto irrevocably agree that all claims with respect to such action or proceeding shall be heard and determined in such a Delaware State or Federal court. The parties hereby consent to and grant any such court jurisdiction over the person of such parties and over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 8.4 or in such other manner as may be permitted by Applicable Law, shall be valid and sufficient service thereof.

                (b) The parties agree that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any Federal court located in the State of Delaware or in Delaware state court, this being in addition to any other remedy to which they are entitled at law or in equity.

                (c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH

SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.5.

                SECTION 8.6. Descriptive Headings. The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

                SECTION 8.7. Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto and its successors and permitted assigns and, except as expressly provided herein, including in Sections 5.7 and 8.2, nothing in this Agreement is intended to or shall confer upon any other person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement nor shall any such person be entitled to assert any claim hereunder. In no event shall this Agreement constitute a third party beneficiary contract.

                SECTION 8.8. Certain Definitions. For the purposes of this Agreement the term:

                (a) "affiliate" means a person that, directly or indirectly, through one or more intermediaries controls, is controlled by or is under common control with the first-mentioned person;

                (b) "Applicable Law" means, with respect to any person, any domestic or foreign, federal, state or local statute, law, ordinance, rule, regulation, order, writ, injunction, judgment, decree or other requirement of any Governmental Entity existing as of the date hereof, the expiration date of the Offer, as of the Effective Time or as of any relevant date contemplated herein applicable to such Person or any of its respective properties, assets, officers, directors, employees, consultants or agents.

                (c) "business day" means any day other than a day on which the Nasdaq National Market is closed;

                (d) "capital stock" means common stock, preferred stock, partnership interests, limited liability company interests or other ownership interests entitling the holder thereof to vote with respect to matters involving the issuer thereof;

                (e) "Company Acquisition" means the occurrence of any of the following events: (i) the acquisition by a Third Party of fifty percent (50%) or more of the assets of the Company and its subsidiaries taken as a whole; (ii) the acquisition by a Third Party of fifty percent (50%) or more of the outstanding Shares or any securities convertible into or exchangeable for Shares that would constitute fifty percent (50%) or more of the outstanding Shares upon such conversion or exchange, or any combination of the foregoing; or (iii) the acquisition by the Company of the assets or stock of a Third Party if, as a result of which the outstanding shares of the Company immediately prior thereto are increased by one hundred percent (100%) or more, or (iv) the merger, consolidation or business combination of the Company with or into a Third Party, where, following such merger, consolidation or business combination, the shareholders of the Company prior to such transaction do not hold, immediately after such transaction, securities of the surviving entity constituting more than fifty percent (50%) of the total voting power of the surviving entity.

                (f) "include" or "including" means "include, without limitation" or "including, without limitation," as the case may be, and the language following "include" or "including" shall not be deemed to set forth an exhaustive list.

                (g) "person" means an individual, corporation, partnership, limited liability company, association, trust, unincorporated organization or other legal entity including any Governmental Entity;

                (h) "subsidiary" or "subsidiaries" of the Company, Parent, the Surviving Corporation or any other person means any corporation, partnership, limited liability company, association, trust, unincorporated association or other legal entity of which the Company, Parent, the Surviving Corporation or any such other person, as the case may be (either alone or through or together with any other subsidiary), owns, directly or indirectly, fifty percent (50%) or more of the capital stock the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation or other legal entity.

                SECTION 8.9. Personal Liability. This Agreement shall not create or be deemed to create or permit any personal liability or obligation on the part of any direct or indirect shareholder of the Company or Parent or Acquisition or any officer, director, employee, agent, representative or investor of any party hereto.

                SECTION 8.10. Specific Performance. The parties hereby acknowledge and agree that the failure of any party to perform its agreements and covenants hereunder, including its failure to take all actions as are necessary on its part to the consummation of the Offer or the Merger, will cause irreparable injury to the other parties, for which damages, even if available, will not be an adequate remedy. Accordingly, each party hereby consents to the issuance of injunctive relief by any court of competent jurisdiction to compel performance of such party's obligations and to the granting by any court of the remedy of specific performance of its obligations hereunder.

                SECTION 8.11. Counterparts. This Agreement may be executed in multiple counterparts, each of which shall be deemed to be an original but all of which shall constitute one and the same agreement.

            [THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK]

                IN WITNESS WHEREOF, each of the parties has caused this Agreement to be duly executed on its behalf as of the day and year first above written.

                                            INTEL CORPORATION, a Delaware
                                            corporation


                                            By:
                                               ---------------------------------
                                            Name: Arvind Sodhani
                                            Title: Treasurer


                                            XIRCOM, INC., a California
                                            corporation


                                            By:
                                               ---------------------------------
                                            Name: Steven F. DeGennaro
                                            Title: Chief Financial Officer


                                            ESR ACQUISITION CORPORATION, a
                                            Delaware corporation


                                            By:
                                               ---------------------------------
                                            Name: Suzan A. Miller
                                            Title: President



   [SIGNATURE PAGE TO MERGER AGREEMENT BY AND AMONG INTEL CORPORATION, XIRCOM,
                      INC. AND ESR ACQUISITION CORPORATION]

                                     ANNEX A
                             CONDITIONS OF THE OFFER


                Capitalized terms used but not defined herein shall have the meanings set forth in the Agreement and Plan of Merger (the "Agreement") of which this Annex A is a part. Notwithstanding any other provision of the Offer or the Agreement, and subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) relating to Acquisition's obligation to pay for or return tendered Shares after termination of the Offer, Acquisition shall not be required to accept for payment or pay for any Shares tendered pursuant to the Offer, may delay the acceptance for payment of any Shares or extend the Offer one or more times pursuant to Section 1.1(b) of this Agreement and may terminate the Offer at any time after the earlier of (1) the termination of the Agreement in accordance with its terms and (2) March 31, 2001 (provided that if on March 31, 2001 the condition set forth in clause (ii) below regarding the HSR Act is not satisfied and none of the events set forth in paragraphs (a) through (f) below has occurred and is continuing, then such date shall be automatically extended to May 15, 2001), if (i) the Minimum Condition shall not have been satisfied at the expiration of the Offer; (ii) any applicable waiting period under the HSR Act has not expired or terminated; (iii) all necessary consents and approvals from any foreign Governmental Entities shall not have been obtained; or (iv) at any time after the date of this Agreement, and before acceptance for payment of any Shares, any of the following events shall occur and be continuing:

                (a) there shall have been any action taken, or any statute, rule, regulation, judgment, order or injunction promulgated, entered, enforced, enacted, issued or deemed applicable to the Offer or the Merger by any domestic or foreign court or other Governmental Entity which directly or indirectly (i) prohibits, or makes illegal, the acceptance for payment, payment for or purchase of Shares or the consummation of the Offer, the Merger or the other transactions contemplated by the Agreement, (ii) renders Acquisition unable to accept for payment, pay for or purchase some or all of the Shares, (iii) imposes material limitations on the ability of Parent effectively to exercise full rights of ownership of the Shares, including the right to vote the Shares purchased by it on all matters properly presented to the Company's shareholders, or (iv) otherwise has a Material Adverse Effect on the Company;

                (b) (i) the representations and warranties of the Company contained in the Agreement shall not be true and correct (except to the extent that the aggregate of all breaches thereof would not have a Material Adverse Effect on the Company) at the date hereof and as of the consummation of the Offer with the same effect as if made at and as of the consummation of the Offer (except to the extent such representations specifically relate to an earlier date, in which case such representations shall be true and correct as of such earlier date, and in any event, subject to the foregoing Material Adverse Effect qualification), (ii) the Company shall have failed in any material respect to perform its covenants and obligations contained in the Agreement, (iii) there shall have occurred any events or changes that constitute a Material Adverse Effect on the Company, (iv) as of the Final Statement Date, the total of the Company's cash, cash equivalents and short-term investments ("Total Cash") (calculated pursuant to Schedule A-1) shall be less than Two Hundred Fifty-Three Million Dollars ($253,000,000), (v) as of the Final Statement Date, the sum of the Company's Net Working Capital (as defined in and calculated pursuant to Schedule A-1) and Total Cash shall be less than Two Hundred Eighty-Eight Million Dollars ($288,000,000), (vi) if the first purchase of Shares under the Offer shall not have occurred prior to March 31, 2001, the Company's revenue for the fiscal quarter ended March 31, 2001 (determined in accordance with GAAP, consistently applied and in compliance with the principles set forth in Schedule A-1) shall have been less than Ninety-Six Million Dollars ($96,000,000), and notwithstanding any other provision of the Offer, in order to allow for a determination of such revenues Acquisition may extend the Offer to the later of April 10, 2001 and the date on which all conditions to the Offer have been satisfied; or (vii) the Company shall (A) at any time have failed in any material respect to comply with the Company's manufacturing plan that was previously delivered to and acknowledged in writing by Parent, (B) have reduced by more than ten percent (10%) total headcount or expenditures as detailed in the Company's engineering plan that was previously delivered to and acknowledged in writing by Parent, or (C) not have expended at least Two Million Two Hundred Thousand Dollars ($2,200,000) per fiscal quarter for capital expenditures pursuant to the Company's capital expenditure plan that was previously delivered to and acknowledged in writing by Parent;

                (c) it shall have been publicly disclosed or Parent shall have otherwise learned that (i) any person or "group" (as defined in Section l3(d)(3) of the Exchange Act) shall have acquired or entered into a definitive agreement or agreement in principle to acquire beneficial ownership of more than twenty percent (20%) of the Shares or any other class of capital stock of the Company, through the acquisition of stock, the formation of a group or otherwise, or shall have been granted any option, right or warrant, conditional or otherwise, to acquire beneficial ownership of more than twenty percent (20%) of the Shares and (ii) such person or group shall not have tendered such Shares pursuant to the Offer;

                (d) the Company Board shall have withdrawn, or modified or changed in a manner adverse to Parent and Acquisition (including by amendment of the Schedule 14D-9), its recommendation of the Offer, the Agreement or the Merger, or recommended another proposal or offer, or the Company Board, shall have resolved to do any of the foregoing;

                (e) the Agreement shall have terminated in accordance with its terms; or

                (f) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on the New York Stock Exchange or Nasdaq, for a period in excess of twenty-four (24) hours (excluding suspensions or limitations resulting solely from physical damage or interference with such exchanges not related to market conditions), (ii) the commencement of a war, armed hostilities or other national or international calamity directly or indirectly involving the United States that constitutes a Material Adverse Effect on the Company or materially adversely affects or delays the consummation of the Offer, (iii) the average of the closing prices of the Standard & Poor's 500 Index for any twenty (20) consecutive trading days shall be twenty-five percent (25%) or more below the closing price of such index on any trading day on or after the date hereof that precedes the commencement of such 20 trading day period, (iv) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States (whether or not mandatory), or (v) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof; which in the good faith judgment of Parent, in any such case, and regardless of the circumstances (including any action or inaction by Parent) giving rise to such condition makes it inadvisable to proceed with the Offer or the acceptance for payment of or payment for the Shares.

                The foregoing conditions (other than the Minimum Condition) are for the sole benefit of Parent and Acquisition and, subject to the Agreement, may be waived by Parent and Acquisition, in whole or in part at any time and from time to time, in the sole discretion of Parent and Acquisition. The failure by Parent and Acquisition at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

                                  SCHEDULE A-1
                CALCULATION OF TOTAL CASH AND NET WORKING CAPITAL

A. Total Cash.


For purposes of calculating Total Cash:

1. Total Cash will be net of any unpaid financial advisory, legal, printing, accounting and other expenses incurred by or on behalf of the Company in connection with the transactions contemplated by the Agreement.

2. The Company will not grant early payment discounts or other purchase discounts in excess of three percent (3%), and Total Cash shall be reduced by the amount of any receivable collected after the date of the Agreement with respect to which the Company grants a discount in excess of three percent (3%).

3. The Company will not permit its cost of goods sold days in accounts payable ratio (calculated as the product of (a) 90 times (b) accounts payable divided by (c) trailing three month cost of goods sold) to exceed 40 days. In the event that the cost of goods sold days in accounts payable ratio exceeds 40 days, Total Cash shall be reduced by the reduction in accounts payable necessary to bring the cost of goods sold days in accounts payable ratio to 40 days.

4. Total Cash will be increased to include any accounts receivable due from the Parent to the Company.

5. The Company will not permit its Days Sales Outstanding (DSO) as currently calculated to exceed 45 days. In the event that DSO exceeds 45 days, Total Cash shall be reduced by the reduction in accounts receivable necessary to bring DSO to 45 days.

6. Total Cash shall exclude (a) any cash received by the Company on or after the date hereof in connection with the exercise of any Company Stock Options, including same-day sales, and (b) interest on the Option Account.


B. Net Working Capital.

"Net Working Capital" of the Company shall mean the excess of Current Assets of the Company over the Current Liabilities of the Company. The "Current Assets" of the Company shall mean accounts receivable, income tax receivable, inventory, deferred income taxes and "other current assets" calculated in accordance with past practice as referenced by the Company's balance sheet as of November 30, 2000, a copy of which has been delivered to Parent. "Current Assets" shall specifically exclude cash, cash equivalents and short-term investments. "Current Liabilities" of the Company shall mean accounts payable, accrued current liabilities and income taxes payable.

The calculation of Net working capital shall exclude any unpaid financial advisory, legal, printing, accounting and other expenses incurred by or on behalf of the Company in connection with the transactions contemplated by the Agreement.

Net Working Capital, Current Assets and Current Liabilities shall be calculated in accordance with Company's current practices regarding underwriting and credit standards, returns, bad debt reserves, warranty reserves, revenue recognition, inventory reserves, channel inventory and price protection (collectively, the "Company Policies") attached to this Schedule A-1 as Attachment 1, except as otherwise provided in this Schedule A-1. Notwithstanding anything to the contrary in the Company Practices, for purposes of calculating Net Working Capital, Current Assets and Current Liabilities:

        1. Reserves for Accounts Receivable, other than from the Parent, will be properly provided consistent with the Company's past practices as described in the Company's current accounting policies. These policies include reserves for excess channel inventory, price protection, returns and doubtful accounts. Net Working Capital will exclude intercompany receivables.

        2. Accounts Receivable, other than from the Parent, that are more than 60 days past due, delinquent receivables, receivables from bankrupt or other suspect account debtors, receivables not properly backed by letters of credit where these are normally required, receivables subject to dispute or offset (collectively "Delinquent Receivables") will be reserved as per the current policies. To the extent not reserved elsewhere, Delinquent Receivables that are 61 to 90 days past due shall be covered with a seventy-five percent (75%) reserve and Delinquent Receivable that are over 90 days past due shall be covered with a one hundred percent (100%) reserve.

        4. Channel inventory in excess of 60 days old (and any associated receivables) will be excluded from Net Working Capital.

        5. Net Working Capital will reflect a warranty reserve of not less than Five Million Six Hundred Thousand Dollars ($5,600,000).

        6. Inventory will be included only if usable and saleable in the ordinary course. To the extent not already reserved pursuant to the Company's current practices regarding inventory reserves, obsolete, damaged or slow-moving inventory will not be included.

        7. Days of Inventory ("DOI"), defined as (a) net inventory (the sum of work in process, raw materials and finished goods minus inventory reserves) multiplied by (b)

90 (days) divided by (c) the trailing 13 week cost of goods sold, shall not exceed 45 days. DOI in excess of 45 days will be excluded from Net Working Capital.

        8. Channel inventory will be not be included as inventory.

        9. Net Working Capital shall be decreased to exclude any accounts receivable due from the Parent to the Company.

                                  ATTACHMENT 1
                                       TO
                                  SCHEDULE A-1

                                COMPANY PRACTICES

UNDERWRITING AND CREDIT STANDARDS

Credit Standards

The decision as to what constitutes a suitable credit basis will be the responsibility of the Credit Manager, Controller and/or the CFO. Credit arrangements that extend beyond The Company's regular selling terms are only made when justified by unusual circumstances, and then only on a temporary basis and by mutual agreement between the Credit Manager, Controller and/or the CFO, and the appropriate Sales Manager. Extended terms given to one customer are not to be construed as a standard policy for any particular region.

The Credit Department will endeavor to maintain the shortest possible collection period to help minimize the exposure to bad debt losses. The Credit Manager will be responsible for the enforcement of all policies and procedures that directly affect accounts receivable and for the protection of these assets. Any exceptions or deviations from this policy must have the approval of the Credit Manager, Controller and/or the CFO. Meetings with the Controller and/or the CFO and the Credit Manager will be held as needed to discuss Accounts Receivable issues.

Credit Accounting Practices

The Credit Manager is responsible for ensuring that accounting practices are adhered to, including the procedures listed below:

All shipments must be billed promptly and recorded as a sale in the month when the shipment is effected. All shipments will be invoiced and reflected in the accounts receivable balance within two business days after the shipment.

Customer returns and other credits will be processed within a reasonable period of time. Procedures for issuing and processing returned material authorizations are established to ensure the issuance of the credits after the product is received.

Deviations from requirements of customer purchase orders, such as partial shipments or shipments of orders prior to designated delivery dates, must have prior customer approval of the changed requirements and approval of the Sales Administration Manager. Any type of alteration to the customer's purchase order is prohibited, and orders will not be entered or shipments made until clarification is received from the customer.

Credit Terms

Standard terms for open account sales are Net 30 Days from date of invoice for domestic shipments. Foreign customer terms will be determined on a case-by-case basis. Exceptions to the standard terms are specifically negotiated terms that will be handled on a case-by-case basis, and extended payment terms that are granted to a customer only by mutual agreement between the Credit Manager, Controller and/or the CFO and the appropriate Sales Manager.

Should circumstances arise that a customer does not qualify for an open account status, there will be the following alternative terms set by the Credit Manager: cash in advance, domestic letter of credit, or irrevocable letter of credit for foreign shipments.

Credit Approval

Credit approval will be the responsibility of the Credit Manager, Controller and/or the CFO. The Credit Department will process new customers within a minimum time period predicated by the receipt of the "D & B" credit report and/or other requested credit information. Sales representatives should relay any pertinent information to the Credit Department. In the event that the new customer does not have a "D & B" rating, all or some of the following information may be required in order to establish credit worthiness: bank references, trade references, financial statements, annual reports.

Customer refusal to comply with any of the above will constitute denial of an open account status. Negative information received on a new customer may also constitute denial of an open account. If a new customer or an already established customer is deemed to be a poor credit risk, orders will be accepted on a cash in advance, or letter of credit basis.

Each customer's payment and purchase records will be reviewed when necessary to increase limits. New credit reports will be ordered as determined necessary by the Credit Manager. Distributors, OEMs and larger general accounts will be reviewed as determined necessary.

Credit Holds

Any account over 60 days past due may be refused credit. The Sales Department will be notified of the action being taken.

Delinquent payments can be caused by disputes over pricing, quantities, early shipments, dysfunctional product, partial shipments, etc. The Credit Department will refer such matters to the proper department for resolution. Disputes should be resolved quickly and steps taken to prevent recurrences.

The Sales Managers will be notified for collection support for those accounts known to have a difficult problem in meeting their terms as agreed. After a reasonable period of time (as determined by the Credit Manager with input from the Sales Manager) without a response from the customer, the account will be placed on a credit hold status. All shipments and orders will be held until such time as the payment is received and the account is brought to a satisfactory status to be determined by the Credit Manager. The customer will be notified of this course of action.

While an account is on credit hold, orders will be entered so that they can be scheduled. Then they will be placed on hold until the account is cleared. Accounts that continually appear on the credit hold list will be jeopardizing their open account status

Collections

An accounts receivable age analysis showing accounts 60 days or more past due is to be run monthly. When accounts are 150-180 days overdue and determined to be non-collectable after extensive collection efforts by the Credit and Sales Departments, they can be referred to a reputable outside collection agency, such as "Dun & Bradstreet."

Accounts that are over 180 days past due may be included in the calculation of the accrual for the allowance of doubtful accounts. These accounts will be left on the accounts receivable aging and collection efforts continued. When finally determined to be non-collectable, they will be written off to bad debt and the accrual relieved. The account may still be turned over to a third party agency.

Accounts placed for collection will be moved to a closed status and no further sales activity permitted. Reinstatement of these accounts will be considered only after full restitution of the written-off amount and then on a cash advance basis until a new workable arrangement is reached.

RETURNS POLICY

Standard stock rotation reserves are hinged upon The Company's policy to provide channel partners with the opportunity to exchange current inventory for similarly valued product. The Company's policy provides that products rotated may not have a value exceeding ten percent (10%) of the partner's previous quarter purchases. Before a customer returns any product they must obtain a "Return Material Authorization" or RMA number from sales administration. The reserve balance is calculated based on the value of specific products based on issued RMAs.

Other stock rotation reserves apply the same logic as standard stock rotation with the exception that the stock rotations are imminent rather than having an issued RMA. A review with Sales, Marketing and Executive management to identify and assess potential product returns based on market conditions is performed. Of the potential rotations identified those that appear imminent are segregated for additional review. Reserve requirements are than calculated based on the extended value of the units expected to be returned.

BAD DEBT RESERVE POLICY

The reserve is reviewed on a quarterly basis to determine the adequacy of the balance. Delinquent accounts (60 days past due) are analyzed on a case-by-case basis to determine if all or a portion of the outstanding A/R balance should be reserved. Actual writeoff occurs based on facts and circumstances. The Manager of Customer Accounts makes a recommendation to the CFO or Corporate Controller on specific accounts when he concludes that there is a strong likelihood that an account is not collectible. The CFO or Corporate Controller approves all bad debt writeoffs.

WARRANTY RESERVE POLICY

The Company maintains an extensive customer service program for its products. It offers an unconditional lifetime trade-in policy. The Company performs an analysis of historical shipments, returns, and failure rates in estimating its warranty accrual. As the warranty analysis is updated, the Company records an adjustment to the accrued warranty reserve account and the warranty provision P&L account.

For each product line, the Company calculates a warranty reserve for an 18 month period after the shipping date. The calculation consists of the following:
(Total Shipments) X (Estimated failure rate) X (% Returns to be made subsequent to analysis date) X (Standard replacement cost) = Total warranty cost

The estimated failure rate is based on an RMA history analysis performed by the Director of QA. This analysis is based on shipments and returns, and provides historical information on a cumulative basis by individual products. The failure rate is calculated as cumulative RMAs over cumulative shipments. The rate calculated is then adjusted by the NPF ( no problem found) factor which represents the percentage of RMAs coming back which after testing by engineers are found to have no problems.

The percentage of returns to be made in a given month is based on a historical frequency distribution schedule. This frequency distributions schedule is created to develop a distribution of the timing of returns based on data from prior history of RMAs. The schedule represents actual data from customer service logs and is benchmarked for future use. Typically, eighty percent (80%) of RMAs occur within one year from the time of sale and ninety-three percent (93%) would occur within 18 months.

The total warranty cost by product is added up for all 18 months to get a total warranty cost by product. This total is grossed up by the NPF ratio to generate a range for the estimate. The Company considers an accrual within the range of net warranty and the gross calculation to be appropriate.

REVENUE RECOGNITION POLICY

The Company recognizes revenue from product sales when shipped. The Company makes a provision for the estimated amount of product returns or credits that may occur under these contracts in the period of sale and has a policy of reserving channel inventory held by its customers in excess of one-month supply. The Company also has contractual agreements that permit distributors and dealers to return products or receive price protection credits under certain circumstances. The Company generally provides a lifetime limited warranty against defects in the hardware component and a two-year limited warranty on the software component of its network adapters and modem products. In addition, the Company provides telephone support to purchasers of its products as needed to assist them in installation or use of the products. The Company makes provisions for these costs in the period of sale.

INVENTORY RESERVE POLICY

The Company maintains a reserve against specifically identified excess and obsolete (E&O) inventory. To determine the amount of this reserve, the Company performs a detailed review of inventory items at each period end. Any parts identified as obsolete are one hundred percent (100%) reserved. Components and finished goods identified as potentially slow moving are compared against the sales forecast and an appropriate reserve % is calculated based on this forecast. A final review of the inventory listing is performed in order to identify any other unusual items such as significant changes in the reserve % from prior period. All such variances are investigated.

In addition to the E&O reserve, the Company also maintains an inventory shrink reserve. Based on historical experience, on a monthly basis, the Company accrues a certain amount for inventory shrinkage. The shrinkage reserve is monitored and may be adjusted, as needed, based on the results of periodic cycle counts and physical inventory observations

PRICE PROTECTION POLICY

Price protection reserves are hinged upon the Company's policy to provide channel partners with the lowest current price for inventoried product. The Company's customers have the right to a credit for the difference between the current price and the purchase price for their current inventory. When a pricing adjustment occurs accounting calculates the liability by assessing the volume of "protected" inventory by product for which a claim has not yet been made and extending that volume by the difference between the current price and the previous price. This calculation provides the basis for the reserve.

Special pricing reserves apply the same logic as price protection with the exception that the pricing action is imminent rather than having already occurred. A review with Sales, Marketing and Executive management to identify and assess potential pricing actions based on market conditions, competitive pricing etc. is performed. Of the potential actions identified those that appear imminent are segregated for additional review. Reserve requirements are then calculated in the same manner as price protection. Additionally, any special pricing for programs that have already occurred are identified based on this review is also reserved based on the assessment of credits not yet claimed.


CHANNEL INVENTORY ACCOUNTING POLICY

The Company does not recognize revenue to the extent that channel inventories exceed one month on hand. If channel inventories exceed one month on hand, revenue and cost of goods sold is reversed in an amount necessary to bring channel inventories back to one month on hand. Calculations to determine the adjustment necessary to convert a conventional sales-in accounting method to conform with the channel inventory accounting policy are as follows.

Number of units comprising one month of channel inventory = Most recent three months of unit sales out, in total by region divided by three.

Unit revenue adjustment =
        Actual number of units on hand in the channel minus the number of units comprising one month of channel inventory.

Dollar revenue adjustment =
        Unit revenue adjustment
        times average selling price, in total by region.

The reduction in revenue and the corresponding adjustment to cost of goods sold is recorded to the general ledger to derive reported revenue and cost of goods sold for the fiscal period.

Actual number of months of channel inventory on hand =
        Actual total number of units on hand in the channel at the measurement date divided by the number of units comprising one month of channel inventory, in total by region.

DEFINITIONS

        Sales-in--Shipments by the Company into its Tier 1 distribution and OEM channel inventory.

        Sales-out--Shipments from the Company's Tier 1 distributors' and OEM channel inventory.

        Distribution channel--Refers the "Channel of Distribution" in which the Company conducts its business. Includes certain Distributors, Corporate Resellers, VAR's, System Integrators and Catalogs.

        2-tier distribution--Sales method in which a distributor sells to a value added reseller (Tier 1). Tier 1 - Goods are purchased from the Company by a Tier 1 distributor and sold to another smaller reseller (Tier 2).

        Months on hand--The actual total units on hand in the distribution channel at the measurement date divided by the average monthly unit sales-out for the preceding three months.

        DSO--Days sales outstanding. Financial ratio measuring approximate collection cycle of trade accounts receivable. Calculated as net trade accounts receivable divided by net revenue for the preceding three-month period times the number of days in the preceding three month period.

        Inventory turns--Financial ratio measuring efficient use of funds invested in inventory. Calculated as cost of goods sold for the preceding three-month period times four divided by ending inventory.

        Channel inventory--Units of the Company inventory held by its Tier 1 distributors awaiting shipment to Tier 2 distributors and other customers.

        ASP--Average selling price for product sold by the Company to its Tier 1 distributors and other customers.

                                    EXHIBIT A

                             Stock Option Agreement

                                    EXHIBIT B

                                Voting Agreement